LIGHTSPEED COMMERCE INC.

ANNUAL INFORMATION FORM

Fiscal Year ended March 31, 2026

May 21, 2026

ANNUAL INFORMATION FORM
LIGHTSPEED COMMERCE INC.

EXPLANATORY NOTES
As used in this Annual Information Form (“AIF”), unless the context indicates or requires otherwise, all references to the “Company”, “Lightspeed”, “we”, “us” or “our” refer to Lightspeed Commerce Inc. together with our subsidiaries, on a consolidated basis. Furthermore, as used in this AIF, unless the context indicates or requires otherwise, the following terms have the following meanings:
“Audit Committee” means the audit committee of the Board;
“CBCA” means the Canada Business Corporations Act, as amended from time to time;
“CNG Committee” means the compensation, nominating and governance committee of the Board;
“Ecwid” means the Ecwid corporate group;
“Fiscal 2022” means the fiscal year ending March 31, 2022;
“Fiscal 2023” means the fiscal year ending March 31, 2023;
“Fiscal 2024” means the fiscal year ending March 31, 2024;
“Fiscal 2025” means the fiscal year ending March 31, 2025;
“Fiscal 2026” means the fiscal year ending March 31, 2026;
“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board.
“NYSE” means the New York Stock Exchange;
“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, as amended from time to time;
“NI 52-110” means National Instrument 52-110 – Audit Committees, as amended from time to time;
“NuORDER” means Lightspeed NuORDER Inc. (the successor to NuORDER, Inc.);
“POS” means point of sale;
“Risk Committee” means the risk committee of the Board;
“SaaS” means software-as-a-service;
“SMBs” means small- and medium-sized businesses;
“TSX” means the Toronto Stock Exchange; and
“Vend” means Vend Limited.
This AIF is dated May 21, 2026, which is the date it was approved by the board of directors of the Company (the “Board”), and, unless specifically stated otherwise, all information disclosed in this AIF is provided as at March 31, 2026, the end of Lightspeed’s most recently completed fiscal year.
This AIF should be read in conjunction with the Company’s audited annual consolidated financial statements and related notes for Fiscal 2026 and Management’s Discussion and Analysis for Fiscal 2026, but which, for greater certainty, are not incorporated by reference herein.
Trademarks
This AIF includes certain trademarks, including “Lightspeed”, “Flame Design”, “NuORDER” and other trademarks, which are protected under applicable intellectual property laws and are our property. Solely for convenience, our trademarks referred to in this AIF may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks.
Presentation of Financial Information and Other Information
We present our audited annual consolidated financial statements in U.S. dollars. All references in this AIF to dollars, “$” or “US$” are to United States dollars and all references to Canadian dollars and “C$” are to Canadian dollars. Amounts are stated in U.S. dollars unless otherwise indicated.

Key Performance Indicators
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.
Average Revenue Per User. “Average Revenue Per User” or “ARPU” represents the total subscription revenue and transaction-based revenue of the Company in the period divided by the number of Customer Locations of the Company in the period. Subscription revenue and transaction-based revenue attributable to standalone eCommerce sites is excluded from ARPU. We use this measure as we believe it provides a helpful supplemental indicator of our progress in growing the revenue that we derive from our customer base. For greater clarity, the number of Customer Locations of the Company in the period is calculated by taking the average number of Customer Locations throughout the period. Customer Location means a billing merchant location for which the term of services has not ended, or in respect of which we are negotiating a renewal contract, and, in the case of NuORDER, a brand with a direct or indirect paid subscription for which the term of services has not ended or in respect of which we are negotiating a subscription renewal. A single unique customer can only have multiple Customer Locations if it has multiple physical sites and in the case of NuORDER, multiple subscriptions. We use this measure as we believe that our ability to increase the number of Customer Locations with a high GTV per year and the number of retail Customer Locations in North America and hospitality Customer Locations in Europe served by our platform is an indicator of our success in terms of market penetration and growth of our business.
Gross Payment Volume. “Gross Payment Volume” or “GPV” means the total dollar value of transactions processed, excluding amounts processed through the NuORDER solution, in the period through our payments solutions in respect of which we act as the principal in the arrangement with the customer, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe that growth in our GPV demonstrates the extent to which we have scaled our payments solutions. As the number of Customer Locations using our payments solutions grows, particularly those with a high GTV, we will generate more GPV and see higher transaction-based revenue. We have excluded amounts processed through the NuORDER solution from our GPV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume. Some of our brands can accept certain payments from retailers in certain of our geographies, and we may in the future include such volume in GPV once we have further developed our payments solution for business-to-business volume.
Gross Transaction Volume. “Gross Transaction Volume” or “GTV” means the total dollar value of transactions processed through our cloud-based software-as-a-service platform, excluding amounts processed through the NuORDER solution, in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe GTV is an indicator of the success of our customers and the strength of our platform. GTV does not represent revenue earned by us. We have excluded amounts processed through the NuORDER solution from our GTV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume. Some of our brands can accept certain payments from retailers in certain of our geographies, and we may in the future include such volume in GTV once we have further developed our payments solution for business-to-business volume.
See “Key Performance Indicators” from Management’s Discussion and Analysis of Financial Condition and Results of Operations for Fiscal 2026.
Exchange Rate Data
The following table sets out the high and low rates of exchange for one U.S. dollar expressed in Canadian dollars during each of the periods specified, the average rate of exchange for those periods and the rate of exchange in effect at the end of each of those periods, each based on the rate of exchange published by the Bank of Canada for conversion of U.S. dollars into Canadian dollars.

	Fiscal Year Ended March 31,
	2026	2025
	(C$)	(C$)
Highest rate during the period	1.4348	1.4603
Lowest rate during the period	1.3515	1.3460
Average rate for the period	1.3820	1.3913
Rate at the end of the period	1.3939	1.4376

FORWARD-LOOKING INFORMATION
This AIF contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward-looking information may relate to our financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate; macroeconomic conditions such as inflationary pressures, interest rates and global economic uncertainty; our expectations regarding the costs, timing and impact of reorganizations and cost reduction initiatives and personnel changes; our expectations regarding our growth strategy focused on retail customers in North America and hospitality customers in Europe and our strategies for customers in other geographies and verticals; our expectations regarding capital expenditures and capital allocation strategies; geopolitical instability, terrorism, war and other global conflicts such as the Russian invasion of Ukraine and continuing military conflict in the Middle East; our expectations regarding industry and consumer spending trends, our growth rates, the achievement of advances in and expansion of our platform, our focus on complex customers, our revenue and the revenue generation potential of our payment-related and other solutions; the impact of our decision to sell our POS and payments solutions as one unified platform, our pricing and packaging initiatives; our gross margins and future profitability; acquisition, investment or divestiture outcomes and synergies; the impact of pending and threatened litigation; the impact of foreign currency fluctuations and the use of hedging on our results of operations; and our business plans and strategies and our competitive position in our industry is forward-looking information.
In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates” or “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
This forward-looking information and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances as at the date of the forward-looking information. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions made in respect of our ability to build our market share, including among retail customers in North America and hospitality customers in Europe; our ability to enter new markets and industry verticals; our ability to attract, develop and retain key personnel; our ability to execute our succession planning; our ability to manage supply chain risk; our ability to manage and maintain integrations between our platform and certain third-party platforms; our ability to execute on our business and operational strategy; our ability to execute on reorganizations and cost reduction initiatives; our ability to execute on our growth strategy focused on retail customers in North America and hospitality customers in Europe and our strategies for customers in other geographies and verticals; our ability to expand our presence within our key verticals through Lightspeed Wholesale; our ability to continue investing in infrastructure and implement scalable controls, systems and processes to support our growth; our ability to effectively leverage emerging technologies such as artificial intelligence; our ability to prevent and manage information security breaches or other threats to cybersecurity or data privacy compliance; our ability to protect our intellectual property rights and the risk of claims by third parties of intellectual property infringement; the impact of pending and threatened litigation; the impact of any external stakeholder activism; the pricing of our offerings; our ability to successfully execute our pricing and packaging initiatives; our ability to successfully sell our POS and payments solutions as one unified platform to both new and existing customers; our ability to effectively scale and manage risks related to our merchant cash advance program; our ability to selectively pursue strategic opportunities (such as acquisitions, investments or divestitures), successfully integrate the companies we have acquired and to derive the benefits we expect from the acquisition thereof; our ability to derive the benefits from past and future divestitures, including the divestiture of the Upserve U.S. hospitality product line, and to receive the post-closing and potential earn out payments from such sale; our ability to successfully make future investments in our business through capital expenditures; our ability to successfully execute our capital allocation strategies, including our share repurchase program; our ability to obtain and maintain financing on acceptable terms; currency exchange and interest rates, including inflation; seasonality in our business and in the business of our customers; the impact of intensifying competition; the changes and trends in our industry or the global economy, including changes in consumer spending; the possibility of further goodwill or other impairments; the impact and uncertainty of foreign policy shifts in the U.S., Canada and Europe (including the impacts of tariffs, sanctions, trade wars, or other trade conditions or protective government actions); the impact of global disruptions in shipping and energy costs; environmental risks and the impact of certain natural disasters on our business and our customers; and changes in laws, rules, regulations, and global standards are material factors in preparing forward-looking information and management’s expectations.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors identified in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended March 31, 2026 and our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov, and the following risk factors described in greater detail under “Risk Factors” of this AIF:
•our growth may not be sustainable and depends on our ability to attract new customers, retain revenue from existing customers and increase sales to both new and existing customers;
•we may not be able to successfully implement our growth strategy, including our transformation plan, on a timely basis or at all;

•we have a history of losses and we may be unable to achieve profitability;

•the markets in which we participate are highly competitive. We may not be able to compete successfully against current and future competitors;

•the impact of worldwide economic conditions such as inflation, tariffs and changes in interest rates, including the resulting effect on the operations of and spending by SMBs and on consumer spending, may adversely affect our business, operating results and financial condition;
•trade wars and changes in international trade law and policies may have a material adverse effect on our business, financial condition and results of operations;

•third-party hardware that we sell to our customers is generally procured from a single supplier or limited number of suppliers. Thus, we are at risk of shortages, price increases, tariffs or protective government actions, changes, delays or discontinuations of hardware, which could disrupt and materially adversely affect our business;

•our business could be harmed if we fail to manage our growth effectively and efficiently;

•our pricing and packaging decisions may fail to generate expected results and may adversely affect our ability to attract new merchants and retain existing merchants;

•if we are unable to hire, retain and motivate qualified personnel, our business will suffer;
•we are dependent on the continued services and performance of our senior management and other key employees, the loss of any of whom could adversely affect our business, operating results and financial condition;

•if we fail to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform and innovate and introduce new solutions in a manner that responds to our customers’ evolving needs, our business may be adversely affected;

•development of AI and its integration with and into our solutions and operations presents risks and challenges to our business;

•our growth strategy involves building on our success in payments and financial solutions, which may present risks and challenges that we have not yet experienced;

•our payments solutions subject us to regulatory requirements, payment card network rules, payment card transactions underwriting and other risks that could be costly and difficult to comply with or that could harm our business;
•our risk management efforts in connection with the processing of payments may not be effective, which could expose us to losses and liability and otherwise harm our business;
•we are subject to additional risks relating to our merchant cash advance program including the availability of capital to fund customers, the ability of our customers to generate sales to remit receivables, general macroeconomic conditions, legal and regulatory risks and the risk of fraud;

•our operating results are subject to seasonal fluctuations;

•our brand is integral to our success. If we fail to effectively maintain, promote and enhance our brand, our business and competitive position may be harmed;

•we rely on a limited number of suppliers to provide part of the technology we offer through Lightspeed Payments and/or other payments offerings;

•our growth depends in part on the success of our strategic relationships with third parties;
•failure to effectively expand and adapt our go-to-market capabilities could harm our ability to achieve broader market acceptance of our platform;

•if we fail to maintain a consistently high level of customer service or if we fail to manage our reputation, our brand, business and financial results may be harmed;
•security breaches, denial of service attacks, or other hacking and phishing attacks on our systems or other security breaches, including internal security failures, could harm our reputation or subject us to significant liability, and adversely affect our business and financial results;
•system failures, interruptions, delays in service, catastrophic events, inadequate infrastructure and resulting interruptions in the availability or functionality of our platform could harm our reputation or subject us to significant liability, and adversely affect our business and financial results;

•interruptions or other issues in the proper functioning of or upgrades to our information technology systems could cause disruption to our operations;

•we store personal and other information of our partners, our customers and their consumers and our employees. If the security of this information is compromised or is otherwise accessed without authorization, or is perceived to be compromised or accessed without authorization, our reputation may be harmed and we may be exposed to liability and loss of business;

•we may incur additional costs to maintain legitimate means for our transfer and receipt of personal data from European countries, or may be unable to maintain such legitimate means;

•we have in the past made, and in the future may make, acquisitions, investments and divestitures that could divert management’s attention, result in operating difficulties and/or dilution to our shareholders and otherwise disrupt our operations and adversely affect our business, operating results or financial position;

•we may be held liable if we fail to perform under our agreements related to the divestiture of the Upserve business or any future divestitures, and the performance of transition services may negatively affect our business and operations;

•our business is susceptible to risks associated with international operations, including international sales, and our presence and the use of our platform in various countries;

•our limited operating history in new and developing markets and new geographic regions makes it difficult to evaluate our current business and future prospects and may increase the risk that we will not be successful;

•businesses we acquire may not have disclosure controls and procedures and internal controls over financial reporting, cybersecurity controls and data privacy compliance programs, or their existing controls and programs may be weaker than or otherwise not in conformity with ours;
•our use of “open source” software could negatively affect our ability to sell our solutions and subject us to possible litigation;
•if our software or hardware contains serious errors or defects, we may lose revenue and market acceptance and may incur costs to defend or settle claims with our customers;
•we may be unable to achieve or maintain data transmission capacity;
•portions of our platform use a single cloud service provider to deliver services. Any disruption of services from our cloud service providers could harm our business;
•we rely on the integration of third-party payment processing solutions;

•we rely on computer hardware, purchased or leased, and software licensed from and services rendered by third parties in order to run our business;
•if we do not maintain the compatibility of our solutions with third-party applications and operating systems that our customers use or the fiscal recording requirements they are required to comply with in their business processes, demand for our solutions could decline;
•our business and prospects would be harmed if changes to technologies used in our platform or new versions or upgrades of operating systems and internet browsers adversely impact the process by which our customers and their consumers interface with our platform;
•mobile devices are increasingly being used to conduct commerce, and if our solutions do not operate as effectively when accessed through these devices, our customers and their consumers may not be satisfied with our services, which could harm our business;
•we may be unable to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from making unauthorized use of our technology;
•we have been, and may in the future be, subject to claims by third parties of intellectual property infringement, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies;
•from time to time, we are or may become defendants in legal proceedings as to which we are unable to assess our exposure and which could become significant liabilities in the event of an adverse judgment;
•new tax laws could be enacted or existing laws could be applied to us or our customers, which could increase the costs of our solutions and adversely impact our business;
•unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our operating results and financial condition;
•our future effective tax rates could be subject to volatility or adversely affected by a number of factors;
•from time to time tax authorities seek to assess business taxes, sales and use taxes and other indirect taxes. If we are required to collect such taxes in additional jurisdictions, we might be subject to tax liability for past sales;

•we may not be able to utilize a significant portion of our net operating loss (“NOL”), which could adversely affect our potential profitability;
•we rely on search engines, advertising on the internet and social media or social networking sites to attract a meaningful portion of our customers. If we are not able to generate traffic to our website through search engines, advertising on the Internet and social networking sites, our ability to attract new customers may be impaired. In addition, if our customers are not able to generate traffic to their stores, restaurants and websites through search engines, advertising on the Internet and social networking sites, their ability to attract consumers may be impaired;

•activities of customers or partners or the content of our customers’ shops could damage our brand, subject us to liability, and harm our business and financial results;

•we are subject to export and import controls and anti-corruption and economic sanctions laws that could impair our ability to offer our platform internationally or subject us to liability if we are not in compliance with applicable laws;
•our insurance costs have in the past and may in the future increase significantly, we may be unable to obtain the same level of insurance coverage and our insurance coverage may not be adequate to cover all possible losses we may suffer;
•we may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed or on acceptable terms;
•provisions of our present and future debt instruments may restrict our ability to pursue business strategies;

•exchange rate fluctuations have and may in the future negatively affect our results of operations;

•we are dependent upon customers’ and consumers' continued and unimpeded access to the internet, and upon their willingness to use the internet for commerce;
•changes in accounting standards and interpretations, and our adoption thereof, as well as subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our reported financial results or financial condition;
•we have suffered losses due to goodwill impairment and may in the future suffer further losses due to impairment charges;
•climate change may have an adverse impact on our business;
•the market price of our subordinate voting shares has been and may continue to be volatile and your investment could suffer or decline in value;
•we do not currently anticipate paying dividends;
•we may not be able to, or may decide not to, repurchase shares pursuant to our capital allocation initiatives at a level anticipated by our shareholders, which could reduce shareholder return;
•future sales, or the perception of future sales, of subordinate voting shares by existing shareholders or by us, or future dilutive issuances of subordinate voting shares by us, could adversely affect prevailing market prices for the subordinate voting shares;
•our quarterly results of operations may fluctuate. As a result, we may fail to meet or exceed the expectations of investors or securities analysts, which could cause our share price to decline;
•securities analysts’ research or reports could impact the price of the subordinate voting shares;

•our business could be impacted by market and shareholder reaction to certain corporate developments;
•we incur significant expenses as a result of being a public company;
•as a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders;
•we may lose foreign private issuer status in the future, which could result in significant additional costs and expenses to us;
•we are required to develop and maintain proper and effective internal controls over financial reporting. We may not complete our analysis of our internal controls over financial reporting in a timely manner, or these internal controls may not be effective, which could adversely affect investor confidence in our Company and, as a result, negatively impact the value of our subordinate voting shares;
•our constating documents permit us to issue additional securities in the future, including subordinate voting shares and preferred shares, without additional shareholder approval;
•provisions of our constating documents and certain Canadian legislation could delay a change of control, limit attempts by our shareholders to replace or remove our current senior management and affect the market price of our subordinate voting shares;
•provisions of Canadian law may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets;

•we are governed by the corporate and securities laws of Canada which in some cases have a different effect on shareholders than the corporate laws of Delaware, U.S. and U.S. securities laws;
•as we are a Canadian corporation and certain of our directors and officers reside in Canada or the United Kingdom, it may be difficult for United States shareholders to effect service on us to realize on judgments obtained in the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada; and
•our by-laws designate certain specified courts as the sole and exclusive forums for certain disputes between us and our shareholders, which could limit our shareholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove to be incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates and assumptions referred to above and described in greater detail in “Risk Factors” should be considered carefully by prospective investors.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking information is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this AIF represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.
All of the forward-looking information contained in this AIF is expressly qualified by the foregoing cautionary statements.

CORPORATE STRUCTURE
Lightspeed was incorporated under the CBCA on March 21, 2005 as Xsilva Systems Inc. We filed articles of amendment on April 20, 2012 to change our name to LightSpeed Retail Inc., on October 22, 2014 to change our name to Lightspeed POS Inc., and on August 6, 2021 to change our name to Lightspeed Commerce Inc.
On December 17, 2008, we filed articles of amendment to split all of our issued and outstanding common shares on a 100,000-to-1 basis. On August 12, 2015, we filed articles of amendment to split all of our issued and outstanding redeemable preferred shares on a 10-to-1 basis. On October 2, 2017, we filed articles of amendment to cancel our class A-1 and class A-2 preferred shares.
Immediately prior to closing of our initial public offering (the “IPO”) on March 15, 2019 (the “IPO Closing Date”), we implemented a number of pre-closing capital changes. All of our issued and outstanding redeemable preferred shares were converted into common shares on a one-for-one basis in accordance with their terms. We also filed articles of amendment so as to amend and re-designate our common shares as subordinate voting shares, create a new class of multiple voting shares, repeal the classes of shares relating to our redeemable preferred shares, create a new class of preferred shares, issuable in series and consolidate all of our issued and outstanding shares on a 4-to-1 basis. On March 15, 2019, we also proceeded to file restated articles of incorporation. See “Description of Share Capital” for more information about our current share capital.
Our head and registered office is located at 700 Saint-Antoine Street East, Suite 300, Montréal, Québec, Canada, H2Y 1A6.

The following chart identifies our material subsidiaries (including jurisdiction of formation, incorporation or continuance of the various entities):

Name of Subsidiary	Jurisdiction of Incorporation or Formation	Ownership Percentage (Voting)
Lightspeed Netherlands B.V.	Netherlands	100%
Upserve, Inc.[1]	Delaware	100%
Kounta Pty Ltd	Australia	100%

1 On April 28, 2026, the Company sold all of the issued and outstanding capital stock of Provide Holdings Inc., which indirectly owned 100% of the issued and outstanding capital stock of Upserve, Inc., to an affiliate of Skyview Equity (“Skyview”).

BUSINESS OF LIGHTSPEED
Mission
Lightspeed is the unified POS and payments platform empowering the businesses at the heart of communities in over 100 countries. The partner of choice to fuel retail and hospitality ambitions, Lightspeed's technology and insights makes work flow across teams, channels and locations to help accelerate growth and provide the best customer experience.
Our fast, flexible omni-channel technology combines advanced point of sale and ecommerce solutions with embedded payments, inventory management, real-time reporting, staff and supplier management, a wholesale network, financial services and more. With time-saving tools and integrations, performance-boosting insights and personalized support from industry experts, we help businesses focus on what matters—so they can keep staff happy and become the go-to destination in their space.
Overview
Lightspeed offers a cloud-based commerce platform that connects suppliers, merchants and consumers while enabling omni-channel experiences. Our software platform provides our customers with the critical functionality they need to engage with consumers, manage their operations, order their inventory, accept payments, and grow their businesses. We serve customers globally, empowering single- and multi-location retailers, restaurants, golf course operators and other businesses to compete successfully in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels. We primarily target sophisticated SMBs with our easy to use and cost efficient solutions. The majority of our revenue is recurring or reoccurring and we have a track-record of growing revenue per customer over time. Our differentiated product offerings have enabled us to develop a competitive position, particularly for retail customers in North America and hospitality customers in Europe.
Our cloud platform is designed around three interrelated elements: omni-channel consumer experience, a comprehensive back-office operations management suite to improve our customers’ efficiency and insight, and the facilitation of payments and other financial services. Key functionalities of our platform include full omni-channel capabilities, POS, product and menu management, kitchen display system (“KDS”), service pacing and workflow optimization, reservations, employee and inventory management (including an integrated wholesale offering and inventory ordering), analytics and reporting, multi-location connectivity, order anywhere and curbside pickup functionality, loyalty, customer management, mobile payments and tailored financial solutions such as Lightspeed Payments and Lightspeed Capital. By delivering our solutions through the cloud, we enable merchants to reduce dependency on the brick and mortar channel and interact with customers anywhere (in store, online, mobile and social), gain a deeper understanding of their customers and operations by tracking activity and key metrics across all channels, and update inventory, run analytics, change menus, send promotions and otherwise manage their business operations from any location.
Our flagship solutions include Lightspeed Restaurant, a unified hospitality commerce offering, and Lightspeed Retail, a retail commerce offering that unites advanced POS, payments, and eCommerce into one cohesive and powerful solution. In addition, Lightspeed eCommerce allows merchants to enhance omnichannel reach and increase selling flexibility, including through social media platforms and digital marketplaces. Our flagship solutions are seeing strong reception from customers globally, particularly among retail customers in North America and hospitality customers in Europe. We also continue to advance our strategy of expanding our presence within our key verticals through Lightspeed Wholesale, which unifies NuORDER by Lightspeed and Lightspeed Retail. By directly connecting brand supply with retailer demand, we simplify product discovery, wholesale transactions and inventory replenishment, keeping the full commerce flow within the broader Lightspeed ecosystem. We are further focused on expanding our catalog content across both new and existing verticals, streamlining the process for retailers to manage their store data and simplify operational tasks. We believe our continued investment in this strategy represents an opportunity for us to distinguish ourselves from competitors.

Our position at the point of commerce puts us in a prime position for payment processing and allows us to collect transaction-related data insights. We began selling our POS and payments solutions together as one unified offering at the beginning of Fiscal 2024 and have increased our payments penetration as a result. We believe unified payments results in the best experience for customers by improving consistency and reliability, streamlining support and billing, and enhancing opportunities for them to avail themselves of innovative product functionality. In connection with our unified payments offering, we continue to support our customers with free hardware and implementation and competitive rates. As a result of this initiative, we generally require our eligible new and existing customers to adopt our payments solutions. We believe processing additional GTV1 for new and existing customers through our payments solutions helps advance our growth strategies and enables us to reduce complexity in our business. In addition, this initiative helps reduce the costs of supporting a variety of third party payment processors.
Our platform is built to scale with our customers, supporting them as they open new locations, and offering them increasingly sophisticated solutions as their business requirements become more complex. Our platform helps SMBs avoid having to piece together multiple, and often disjointed, applications from various providers to leverage the technology they need to run and grow their businesses. Our ecosystem of development, channel and installation partners further reinforces the scalability of our solutions, making them customizable and extensible. We work alongside our customers through their business journey by providing onboarding and support services, and fundamentally believe that our success is directly connected to their success.
To further complement our core cloud solutions, we offer a merchant cash advance program called Lightspeed Capital. This program provides cash advances to eligible merchants and is designed to help them with overall business growth and cash management. Merchants are meant to use these cash advances to manage their cash flows, to buy inventory, and to invest in marketing, amongst other things.
We sell our solutions primarily through our direct sales force in North America, Europe, the UK, Australia and New Zealand, supplemented by indirect channels in other countries around the world. Our platform is well-suited for various types of SMBs, particularly single- and multi-location retailers with complex operations, such as those with a high product count, diverse inventory needs or a service component, golf course operators and hospitality customers. We focus our efforts primarily on retail customers in North America and hospitality customers in Europe.
We remain focused on attracting the right customer profile, particularly customers with a higher GTV, multiple locations or more complex needs, merchants which we believe are ideally suited for our industry-leading solutions. As at the end of Fiscal 2026, we had Customer Locations2 in over 100 countries. The majority of our Customer Locations were retail customers in North America and hospitality customers in Europe.
We believe we have a distinct leadership position in SMB commerce given our scale, breadth of capabilities, and diversity of customers. We generate revenue primarily from the sale of cloud-based software subscriptions and our payments and other financial services solutions. We offer pricing plans designed to meet the needs of our current and prospective customers that enable Lightspeed solutions to scale with SMBs as they grow. Our subscription plans vary from monthly plans to one-year and multi-year terms. We have also integrated our software with various third party payment processors who pay us a revenue share of the payment processing revenue for customers we refer to them. These arrangements generally predate the availability of our payments solutions in the various markets we serve.
We plan to continue making deliberate investments to drive future growth including in Lightspeed Wholesale. We believe that our future success depends on a number of factors, including our ability to expand our market share among retail customers in North America and hospitality customers in Europe, execute our transformation strategy to focus on growth among retail customers in North America and hospitality customers in Europe, enhance customer experience and avail ourselves of upsell opportunities within our existing customer base, build on the successes of our payments and tailored financial solutions, add more solutions to our platform, expand our presence within verticals, and selectively pursue value-enhancing acquisitions and divestitures or other strategic opportunities.
In recent years, we have undertaken several cost reduction initiatives including reorganizations aimed at streamlining the Company's operating model and aligning the organization with its profitable growth strategy. We will continue to invest in key product development and customer experiences.
We believe that we have significant opportunity to continue to expand ARPU2 given the number of customers adopting more Lightspeed products over time and that our continued investments will increase our revenue base, improve the retention of this base
1 Refer to the section entitled "Key Performance Indicators".
2 Refer to the section entitled "Key Performance Indicators".

and strengthen our ability to increase sales to our customers. We have not generated net income to date. If we are unable to successfully implement our growth strategies and cost reduction initiatives, we may not be able to achieve net income.
Seasonality
We believe our transaction-based revenues will continue to represent a significant proportion of our overall revenue mix as a result of customer adoption of our payments solutions, and we expect seasonality of our quarterly results to continue. We expect our overall revenue to continue to be correlated to our GPV2. While we have observed seasonality for certain prior quarters, historical patterns in our business have not always been and may not in the future be a reliable indicator for our future performance.
Macroeconomic Conditions
There continues to be uncertainty in the macroeconomic environment, including with respect to inflationary pressures, changes in consumer spending, exchange rate fluctuations, changes in interest rates, the geopolitical and social landscape and changes in trade conditions (including tariffs, sanctions, trade wars and other protective government actions). This macroeconomic uncertainty makes it difficult to assess the future impact these events and conditions will have on our customer base, the end markets we serve and the resulting effect on our business and operations, both in the short term and in the long term.
Despite these ongoing risks and uncertainties, we continue to believe there is an accelerated need for our solutions in the industries we serve as SMBs look to augment traditional in-person selling models with online and digital strategies, operate with fewer employees to manage labor shortages by automating time-consuming tasks, and find new efficiencies and insights into their business. A large portion of our market is currently served by legacy on-premise systems that are expensive, complicated, outdated, and poorly equipped to help SMBs adapt to this immediate need. This represents a significant opportunity for us to continue to fuel adoption of our solutions. Lightspeed believes it is well-positioned to capitalize on this opportunity and will continue to leverage its privileged position at the point of sale to also seize our payments opportunity.
We expect changes in consumer spending or other macroeconomic conditions in the various geographies in which we operate to continue to cause variability in our GTV and GPV; however, we believe the diversity in the customer verticals and the geographies we serve will continue to be a strong asset of the business.
Additionally, global disruptions in shipping and energy costs, continuing military conflict in the Middle East and the Russian invasion of Ukraine have created and are expected to continue to create further global economic uncertainty. We do not have any significant operations, customers or supplier relationships in the Middle East, Russia, Belarus or Ukraine, and have ceased our selling activities to customers in Russia. We do have personnel in Russia who were brought on via our acquisition of Ecwid, and as part of our business continuity plans have relocated many outside of Russia to mitigate any reliance on the region. We will continue to monitor these situations, and related evolving international trade laws, sanctions and export controls, and have and may continue to adjust our business practices as required by applicable rules and regulations.
We continue to monitor the impact of macroeconomic events and conditions on our business, financial condition and operations, as further discussed below. Refer to the section of this Annual Information Form entitled “Risk Factors” and to our other filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov, for a discussion about the risks with which we are faced.
Competitive Strengths
Comprehensive solution
Our platform enables SMBs to run many core aspects of their operations and sell across multiple channels, all using a single platform. We provide our customers a hub of end-to-end capabilities, including full POS capabilities, full eCommerce capabilities, payment processing, inventory management, employee management, menu management, KDS, service pacing and workflow management, reservations, tools to manage home delivery and pick-up options, online bookings and membership management capabilities, multi-location connectivity, customer management, loyalty, analytics and reporting, peer benchmarking and trends, mobile payments and tailored financial solutions. Retailers and hospitality businesses are able to tailor our services by selecting the features that best meet their needs and eliminate inefficiencies associated with maintaining a patchwork of loosely-connected niche applications. Lightspeed Wholesale—the ecosystem that combines Lightspeed Retail and NuORDER by Lightspeed—provides customers with greater supplier access and inventory visibility, automates manual ordering, consolidates supplier portals into the POS, streamlines omni-channel operations by making it easy to import product details and photos into the POS, and ensures use of supplier approved brand names and images. We maintain a robust ecosystem of third-party integrations, apps and themes that allow our customers to enhance both their online and offline businesses. We and our development partners leverage each other’s application program interface (“APIs”) to connect our respective solutions, thereby extending the breadth of our platform even further through integrations with accounting software solutions and property management platforms, as well as niche applications across a variety of verticals and use cases. Our payments solutions further enhance our offering, providing our customers with full visibility into the final step of their sales process. Eligible merchants can also leverage Lightspeed Capital, our merchant cash advance program, to receive cash advances designed to help them with overall business growth and cash management. We believe offering a comprehensive solution that allows retail and hospitality businesses to do more with less is essential in the face of challenging macroeconomic conditions, including global disruptions in shipping and energy costs, inflationary pressures, tariffs, sanctions, trade wars, staff shortages, changes in consumer spending and overall economic uncertainty. We believe our solutions are particularly well suited for retailers in North America and restaurateurs in Europe.
Simplified user experience
We make complexity simple for our customers at every stage of their development, from initial onboarding through to expansion. We provide our solutions through an intuitive, easy-to-use interface that requires minimal training to operate. Our customer support teams are available to our customers around the clock to handle any customer inquiries. We enable customers to manage their businesses on the go by offering cloud-based access to sales, customer and inventory information from anywhere. Customers can generally access data on our platform through any operating system or device. This affords owners and employees more time to spend on what matters most to them: interacting with consumers, selling products and growing their businesses. For retailers, our Lightspeed Scanner App empowers sales associates with real-time product information on the sales floor, allowing for easy product search, inventory checks, and pricing directly from the app, leading to a more informed shopping experience. For iOS users, the Scanner App also offers search filtering and supports Loyalty and Store Credit Payments on the shop floor, streamlining checkout. For restaurants, offering tableside ordering, KDS and service pacing management helps shorten wait times and decrease the chances of order mistakes. Our flagship solutions, Lightspeed Restaurant and Lightspeed Retail, work offline as well as online, so that if a customer's internet goes down they can keep operating offline. In Fiscal 2026, we launched Lightspeed AI, introducing a new AI-powered intelligence layer across Lightspeed Retail, Lightspeed Restaurant and NuORDER by Lightspeed to help merchants access insights faster, simplify decision-making, and operate more efficiently.
Enabler of business growth
We provide our customers with the latest innovations and technologies required to compete successfully and grow their businesses. For physical retailers looking to sell online, our eCommerce solution, Lightspeed eCommerce, integrates directly into their POS system. For hospitality businesses, Lightspeed Delivery provides simplified management of food and beverage delivery, while Order Anywhere allows our restaurateurs to transition their businesses online and integrate new revenue streams, and Lightspeed Reservations provides an integrated way to manage bookings online or by phone—all within the Lightspeed platform. Our KDS expands our offering into the restaurant's kitchen and enables restaurants to reduce their use of paper while providing real time order updates to one or many kitchen stations. Leveraging our KDS, Lightspeed Tempo guides servers and managers through the entire dining timeline from first seat to final bill, with full visibility into when items are ordered, prepped, ready, or served, ensuring each guest experience unfolds at an ideal rhythm. We provide a retail business intelligence analytics tool with built-in and customizable reports that help retailers identify opportunities to improve their business. For hospitality customers, Lightspeed Advanced Insights leverages our payments solutions to capture data from every transaction and deliver actionable insights, including menu intelligence to allow restaurateurs to determine which menu items are driving sales and returning consumers, as well as server analytics which connects menu performance with server performance to enable customers to monitor and improve individual server performance. Our Benchmarks & Trends offering uses machine learning to give restaurateurs actionable insights based on trends among local competitors and contextualizes the restaurant's performance in their specific market.
Scalable platform
We have built, and leveraged our acquisitions to create, a highly scalable platform that can grow alongside our customers. Our solutions are customizable and we have integrated best-in-class features of our acquisitions into our flagship solutions for our target industries, ensuring that an SMB can select the appropriate features and functionalities for its stage of development. When adding a new location, retailers can transfer inventory, get a clear sales overview of the entire business, create a single purchase order for all locations, and access complete purchase history from one central place. We have the ability to handle significant spikes in traffic and consumer activity patterns – for example, around meaningful promotional events such as Black Friday and Cyber Monday. Lightspeed Restaurant, when using Order Anywhere, enables restaurateurs to throttle orders to help manage demand spikes. Given the high scalability and robustness of our platform, we have the ability to serve our customers effectively irrespective of how significantly they grow their businesses. Further, we believe our solutions are ideally suited for customers with complex needs (such as those with multiple locations, high product count, diverse inventory needs or a service component) and high annual GTV.

Differentiated approach to market
While our platform is well-suited for various types of SMBs, we have primarily focused our attention to date on selling to complex, single- and multi-location retailers, restaurants and golf course operators. Further, we believe our solutions have the best product market fit among retailers in North America and restaurateurs in Europe. This targeted approach has allowed us to develop proprietary knowledge of our customers and their industries, and tailor our solutions to address their unique and complex needs. For example, we understand the issues facing a retailer that manages a sophisticated inventory system across multiple locations and channels, or the challenges that arise for restaurateurs with a menu and staff that turns over multiple times daily. Furthermore, challenging macroeconomic conditions, including global disruptions in shipping and energy costs, inflationary pressures, tariffs, trade wars, changes in consumer spending and staff shortages, among other things, have required SMBs to leverage technology to automate and do more with less to offer the same exceptional experiences to their consumers. Our differentiated approach to market and specialized offerings are significant reasons why we have cultivated a broad and loyal customer base. We believe that this focused and tailored approach allows us to help our clients run nearly every aspect of their operations, notwithstanding challenging macroeconomic conditions, and is a reason our customers choose our solutions over those of our competitors. We serve many high-priority verticals across our retail customers in North America, including apparel & footwear, sports & outdoor, vape & smoke, home & garden, jewelry & watches, wine & liquor, health & beauty and pets. With respect to the restaurateurs in Europe that we serve, we are particularly focused on restaurateurs in Germany, the United Kingdom, France, Belgium, Netherlands and Switzerland. We may expand our services to restaurateurs in additional countries in Europe over time.
Growth Strategies
We strive to grow our business using a variety of levers. Key elements of our growth strategy include the following:
•Expand Customer Location Footprint Within Growth Engines and Ideal Customer Profile. We believe that there is significant potential to increase penetration of our total addressable market, attract new customers and further drive our market away from legacy systems toward cloud-based solutions and omni-channel strategies. Our attention continues to be focused on serving complex SMBs, particularly those with sophisticated needs (such as those with multiple locations, high product count, diverse inventory needs or a service component) and with a high GTV, to which our solutions are particularly well-suited. Further, we are executing a transformation plan to focus on growth among retail customers in North America and hospitality customers in Europe (customers where we believe we have the best product market fit and a right-to-win). We are focused on optimizing in our other areas for efficiency, with an aim to drive profitability for the whole business.
With challenging macroeconomic conditions in recent years, including global disruptions in shipping and energy costs, inflationary pressures, staff shortages, changes in consumer spending, tariffs, sanctions, trade wars, and overall economic uncertainty, it has become essential for many of our customers to leverage technology to do more with less. We seek to attract new customers by leveraging our brand awareness and continuously innovating our product offerings, particularly in response to changing regulations and consumer behaviours. We are focused on enhancing our go-to-market strategy with targeted outbound efforts, verticalized sales and marketing, field sales, local marketing expansion and ecosystem-led growth powered by our Lightspeed Wholesale offering and strategic partnerships. We plan to continue investing in strategies tailored to attract new businesses to our platform, particularly among retailers in North America and restaurateurs in Europe. We also may selectively evaluate opportunities to offer our solutions to businesses operating in industry verticals and geographies that we do not currently target.
•Build on Successes in Payments and Financial Solutions. We continue to see adoption of our payment processing solutions, which is one of the largest drivers of growth for the Company, in particular as a result of our initiative to sell our POS and payments solutions together as one unified offering. We also continue to expand the availability of our payments solutions within our customer base. Offering unified payments functionality is highly complementary to the platform we offer our customers today and allows us to monetize a greater portion of the GTV processed on our platform annually. For SMBs, this service further reduces complexity by integrating seamlessly into our existing platform, eliminating the need to deal with a separate payments provider and the related data reconciliation, and allowing for more accurate management of their businesses and easier access to additional Lightspeed products, such as Lightspeed Advanced Insights. Lightspeed Capital is designed to help eligible merchants with overall business growth, buy inventory, invest in marketing, or manage cash flows by providing cash advances. We began selling our POS and payments solutions together as one unified offering at the beginning of Fiscal 2024 and have increased our payments penetration as a result. We believe unified payments results in the best experience for customers by improving consistency and reliability, streamlining support and billing, and enhancing opportunities for them to avail themselves of innovative product functionality. In connection with our payments offering, we continue to support our customers with free hardware and implementation and competitive rates. As a result of this initiative, we generally require our eligible new and existing customers to adopt our payments solutions. We believe processing additional GTV for new and existing customers through our payments solutions helps advance our growth strategies and enables us to reduce complexity in our business. In addition, this initiative helps reduce the costs of supporting a variety of third party payment processors.
•Accelerate ARPU Expansion by Introducing New Modules and Pricing Changes. Given our platforms' extensive suite of modules, our customers can add additional functionalities to their initial line-up of Lightspeed products as their needs evolve. We view this as an important part of growing our ARPU (particularly our subscription ARPU) and driving further value to our customers, which we believe in turn will improve retention rates. We believe that we have significant opportunity to continue to expand ARPU and the number of customers adopting more Lightspeed products over time and that our continued investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our customers. Further, we believe that, having unified our software and payments offerings, our customers derive even more value from our platform which can lead to additional ARPU expansion. For example, hospitality customers who adopt our payments solutions can also benefit from Lightspeed Advanced Insights, which captures data from transactions and delivers valuable insights on sales and performance trends. Our retail customers that adopt Retail Insights can leverage historical and real time data to forecast demand which factors in stock-outs, and create purchase orders ahead of demand.
Our eCommerce platform has historically seen strong adoption with many of our retail customers electing to use Lightspeed eCommerce to power their online selling. We believe our existing customers can leverage our eCommerce solution to enhance their omnichannel reach and increase their selling flexibility.
We plan to add more solutions and modules to our platform, which will allow us to deepen our relationships with existing customers and attract new ones. Since our founding, we have successfully added innovative capabilities for payments, eCommerce, home delivery, analytics, Benchmarks & Trends, loyalty, reservations, service pacing, workflow management, our wholesale network and tailored financial solutions. Through our transformation strategy we are prioritizing product and technology investments in key growth areas, such as enhancing inventory management, forecasting and supplier integration for retail customers in North America, while optimizing operations, guest experience and analytics for hospitality customers in Europe.
We design and update our pricing plans to meet the needs of our current and prospective customers. Offering different service and pricing levels allows SMBs of all sizes to scale without leaving our platform. As a customer upgrades to our higher-priced plans, they receive more powerful solutions and enhanced customer support opportunities.
•Expand Our Presence Within Target Verticals and Geographies. Our success is directly linked to the success of our customers. We provide our customers with the tools to successfully grow their businesses which in turn benefits our platform growth. We stand to benefit from their growth as they generate more transaction volume, add new locations, upgrade their plans and use more of our solutions. By becoming embedded within the ecosystem of individual verticals, we can create more value for our customers. We serve many high-priority verticals across our retail customers in North America, including apparel & footwear, sports & outdoor, vape & smoke, home & garden, jewelry & watches, wine & liquor, health & beauty and pets. We continue to advance our strategy of expanding our presence within these verticals, including with our Lightspeed Wholesale ecosystem for Lightspeed retailers, enabling them to order from the many brands they stock through direct integration with NuORDER by Lightspeed, with data flowing into their POS. Going deep into these verticals also creates opportunities for us to monetize our data up and down the supply chain. With respect to the restaurateurs in Europe that we serve we are particularly focused on restaurateurs in Germany, the United Kingdom, France, Belgium, the Netherlands and Switzerland. We may expand our services to restaurateurs in additional countries in Europe over time. In Fiscal 2026, we scaled our outbound sales efforts, increased investment in vertical brand marketing and had more effective inbound spending, which contributed to the acceleration of our Customer Locations growth, particularly in our growth engines. We will continue to focus on optimizing our team of outbound sales representatives towards full productivity in the coming fiscal year.
•Value-Enhancing Acquisitions, Divestitures and Strategic Opportunities. We have complemented our organic growth strategies with a selective approach to acquisitions, identifying possible acquisition opportunities to increase our market penetration in new and existing markets, entering new verticals and accelerating our product roadmap more effectively than we could have achieved organically. We believe that our market position allows us to navigate the fragmented competitive landscape to be opportunistic in pursuing acquisitions and strategic opportunities that most effectively help us achieve these objectives, particularly with respect to accelerating our product roadmap.
After our initial public offering on the TSX, we made several acquisitions that expanded our geographic footprint and built scale for our business. We have also completed acquisitions to advance our platform, strengthen our technology and help us deliver on our goal of winning in our core verticals and geographies. Our acquisitions coupled with our organic growth have created opportunities for us to leverage our increased scale to derive better economics from our payment partners and other vendors that we utilize to deliver our solutions, as well as broaden our brand awareness.

In April 2026, we divested our Upserve U.S. hospitality product line. Such divestiture was consistent with our strategy to streamline our portfolio and concentrate on our two core growth engines of retail customers in North America and hospitality customers in Europe.
As our commerce ecosystem scales, the value proposition that we offer to merchants, suppliers and consumers will be reinforced and enhanced. For merchants, ecosystem growth helps drive incremental operational efficiencies, consolidate more business processes into a single touchpoint, and take advantage of deeper insights and analytics. Suppliers will benefit from greater access to transaction-related data, a larger and more qualified customer base and a single touchpoint to manage more of their merchant relationships. For consumers, we help further enrich the commerce experience by providing a more seamless omni-channel shopping experience, greater context and personalization, and increased convenience. Our ability to facilitate these ecosystem synergies strengthens our value proposition to our customers and helps solidify our position in the market.
•Strategic Allocation of our Capital. Through our transformation strategy we are prioritizing go-to-market and product and technology investments for retail customers in North America and hospitality customers in Europe. We are focused on optimizing in our other areas for efficiency, with an aim to drive profitability for the whole business. This approach is designed to help maximize growth and increase our competitive differentiation.
Value Proposition for the Entire Ecosystem
We are committed to driving value across the commerce ecosystem. To do so, we are building a platform that we believe will create value for merchants, suppliers and consumers. Our long-term vision of the value that this commerce platform will deliver is as follows:
For Merchants:
•a complete commerce platform;
•direct integration with suppliers for catalogue and inventory replenishment through Lightspeed Wholesale, allowing retailers to maintain a fresh assortment;
•the ability to connect with consumers in-store, online, on social media and on Lightspeed and/or third party marketplaces;
•insights, benchmarks & trends, AI-powered intelligence, data analytics and recommendation engines to generate extra revenue and margin;
•technology to automate and do more with less to offer exceptional experiences to their consumers while managing costs in the face of challenging macroeconomic conditions; and
•financial solutions to accept payments and access capital.
For Suppliers:
•digitized and streamlined process that enables ordering (including automated reordering) and payments capabilities connected to the merchant's POS;
•additional revenue opportunities through brand and product discovery capabilities, particularly by showcasing products to more qualified, in-market buyers within Marketplace and through digital showrooms;
•data insights on trends to optimize manufacturing and distribution; and
•opportunity for merchants to become distributors in the network.
For Consumers:
•a tailored and customized shopping experience both in store and online;
•the ability to discover, locate and buy from unique local merchants and restaurants;
•the convenience and quality of service consistent with big brands and eCommerce marketplaces;

•seamless and easy to use payment processing experiences; and
•the opportunity to give back to the community and promote small businesses.
We are creating localized networks to succeed in a number of our target retail verticals, including apparel & footwear, sports & outdoor, vape & smoke, home & garden, jewelry & watches, wine & liquor, health & beauty and pets, and target hospitality geographies, including Germany, the United Kingdom, France, Belgium, the Netherlands and Switzerland.
Our Solutions
Our fast, flexible omni-channel SaaS technology equips our customers with the critical functionality they need to engage with consumers online and offline, manage their operations, accept payments, leverage actionable insights from transactions, connect to suppliers and grow their businesses. Our customers can use a computer, tablet or mobile device to access front-office, back-office, and payments operational dashboards, enabling them to effectively manage their businesses. Our flagship solutions include Lightspeed Restaurant and Lightspeed Retail, both of which unite advanced point of sale and ecommerce solutions with embedded payments, inventory management, advanced insights, real-time reporting, staff and supplier management, financial services and more.
Our Flagship Products
•Retail. Lightspeed Retail unites advanced POS, payments and eCommerce solutions into one cohesive and powerful solution. Leveraging the power of headless commerce, complex multi-store inventory management, powerful integrations, and an intuitive interface, Lightspeed Retail helps business owners elevate their strategy while managing the complex challenges of the evolving retail landscape. In addition, Lightspeed eCommerce allows merchants to enhance omnichannel reach and increase selling flexibility, including through social media platforms and digital marketplaces. By simplifying and unifying omni-channel operations, Lightspeed Retail merchants can reduce the time spent on reconciling payments, managing inventory, orders, and product details, as well as elevate the shopping experience with a suite of features like instant payouts, handheld inventory management, mobile checkout devices and data-driven insights allowing retailers to forecast demand. In Fiscal 2026, we announced the launch of Lightspeed AI, introducing a conversational interface inside Lightspeed Retail that acts as a business partner within the POS. Merchants can type simple questions in natural language and receive clear, contextual insights without searching through multiple reports.
In Fiscal 2022, we acquired NuORDER, a transformative digital platform connecting brands and retailers. This acquisition established Lightspeed as a global distribution network for leading brands, accelerating our wholesale network offering (now branded as “Lightspeed Wholesale”) to simplify product ordering for retailers and offer suppliers critical insights. We continue to advance our strategy of expanding our presence within our key verticals with Lightspeed Wholesale—the ecosystem that combines Lightspeed Retail and NuORDER by Lightspeed. This allows retailers to order from the many brands they stock (and discover thousands more) through direct integration with NuORDER by Lightspeed, with data flowing into their POS. We are further focused on expanding our catalog content across both new and existing verticals, streamlining the process for retailers to manage their store data and simplify operational tasks. In Fiscal 2026, we announced the enhancement of PO Sync to allow retailers to place order replenishments within Lightspeed's POS platform and send to their suppliers in one click. PO Sync also allows merchants with Retail Insights to use their data-driven order forecasts and recommendations and send these directly to suppliers on NuORDER by Lightspeed, not only cutting down work but also ensuring replenishments are made based on insight, helping retailers reduce stockouts, minimize overstock and optimize how much inventory they hold at one time. In Fiscal 2026, we also announced the launch of Marketplace, transforming Lightspeed Wholesale into the online destination where retailers can browse, compare, and purchase products across brands in one consistent and intuitive experience with built-in insights and direct POS integration. Brands, in turn, can showcase their products to more qualified, in-market buyers to grow beyond their existing retail base and capitalize on shifting demands. We believe our continued investment in Lightspeed Wholesale represents an opportunity for us to distinguish our solutions from those of our competitors.
•Hospitality. Lightspeed Restaurant brings together products suited for the front of house and back of house in restaurants, including mobile and stationary POS, KDS, contactless payments, online ordering, advanced inventory, and advanced insights to create a powerful hospitality solution for running a smarter, more efficient restaurant. Powered by our payments solutions, Lightspeed Advanced Insights captures data from every transaction to deliver actionable insights, including menu intelligence to allow restaurateurs to determine which menu items are driving sales and returning consumers, as well as server analytics which connects menu performance with server performance to enable customers to monitor and improve individual server performance. Through Lightspeed Tableside, we offer a compact, portable, and flexible POS and payment processing device which evidences our commitment to providing restaurant owners with a seamless order-taking experience. Throughout Fiscal 2026, we expanded the availability of our Mobile Tap portable payment device across our core European markets, which can be attached to a counter POS device or used with Lightspeed Tableside. Through Lightspeed Restaurant, restaurant owners, chefs and managers receive a daily email detailing everything they need to know before doors open, and a shift prep email detailing reservations, VIP guests and notes for the service ahead. Additional key merchant resources include comprehensive integrated inventory, easy-to-use-and-learn work flows for staff and shifts, intuitive staff performance tools, and contactless ordering and payments through Order Anywhere, which enables restaurateurs to upload their menus and sell their products on our online ordering platform without commission fees or hidden charges. Our Benchmarks & Trends offering uses machine learning to give restaurateurs actionable insights based on trends among peers. In addition, our KDS facilitates the seamless flow of orders between front-of-house and back-of-house to foster better communication and coordination and reduce errors. In Fiscal 2026, we launched Lightspeed Tempo, which by leveraging our KDS, guides servers and managers through the entire dining timeline from first seat to final bill, with full visibility into when items are ordered, prepped, ready, or served, ensuring each guest experience unfolds at an ideal rhythm. In Fiscal 2026, we also launched Lightspeed AI within Lightspeed Restaurant, giving hospitality operators quick, conversational access to the insights they need to run more efficient, profitable service.
Front-End Customer Experience Solutions
•    Point of Sale. Accessible from a mobile device or computer, our POS platforms are designed to enable merchants to create, manage and receive customer orders, sell their good and services and collect and manage cash and payment transactions.
•    Omni-Channel Engagement. Our retail platform enables retailers to create a fully-localized and secure online store that is an extension of the products and inventory they offer in-store. Retailers can choose from a collection of responsive themes offered in our theme store, or use the built-in editor to customize their site, including adding additional pages or a built-in blog. Our Lightspeed Generative AI web builder allows retailers to create custom web elements without coding by using AI to analyze screen captures and generate production-ready code. Customers can also use our channel integrations such as Facebook and Google to drive traffic to their site. Lightspeed eCommerce empowers retailers to sell directly on social media, online marketplaces, and search engines. Our Order Anywhere solution for our restaurant users allows our restaurateurs to transition their businesses online and integrate new revenue streams. In Fiscal 2026, we launched Lightspeed's AI Showroom, designed for physical retailers who want a compelling online presence without the hassle or added time commitment of running an eCommerce store.
•    Home Delivery. Hospitality customers can reach consumers by easily integrating to many of the market-leading home delivery platforms and manage these orders in a single system. In addition, with Order Anywhere, we provide a cost-efficient online ordering management system designed to facilitate takeout, enabling restaurants to provide customers with a completely contactless dining experience. Curbside Pick-Up enables our retailers' consumers to shop curbside for convenience and flexibility.
•    Order Management. Lightspeed Restaurant enables consumers to place orders directly from a mobile tablet or tableside device in a restaurant. Orders are then automatically sent to the kitchen for processing. Our KDS allows orders to be sent to a mobile tablet or display screen in the restaurant kitchen for immediate processing. Restaurants are also able to accept and manage takeout and delivery orders. Consumers can make orders in person, on the phone, or from several integrated online ordering services. Through Order Anywhere, consumers can browse our customers' menu, order, and pay all by simply scanning a QR code, providing a secure, contactless dining experience.
•    Discounts, Price Rules and Gift Cards. Customers are able to offer discounts at the POS, as well as sell and manage gift cards. Retailers' gift cards can be redeemed in-store and online, allowing them to manage one gift card platform for both channels. Our retail customers can set price rules, while restaurant customers can configure when, and to whom, discounts are offered. We also offer our customers a notifications feature which allows cashiers to upsell goods or services by leveraging then-current promotions.
•    Lightspeed Marketing and Loyalty. Lightspeed enables retailers and restaurants to offer a marketing and loyalty program allowing consumers to accumulate points through retailer or restaurant purchases and redeem points when they visit the retailer or restaurant.
•    Hardware. We also offer a suite of sleek third-party hardware products to complement our software solutions for both our retail and hospitality customers, such as our customer facing display, stands, barcode scanners, receipt printers, cash drawers, payment terminals, KDS and an assortment of other accessories.

•    Reservations. Lightspeed Reservations provides an integrated way to manage bookings online or by phone—all within the Lightspeed platform. Restaurateurs can improve guest experiences and reduce no-shows with built-in automated reminders, maximizing every revenue opportunity and simplifying front-of-house operations.
Back-End Operations Management Solutions
•    Product and Menu Management. Retailers can add and manage the products they sell, including by using customizable AI-generated product descriptions, and updating categories and images. This can be in a single click by leveraging our AI powered Smart Items or Product Photo Enhancement tools. Restaurants can configure their menus by adding products, organizing them into categories and creating combo products. Our Timed Menus tool allows them to shift to the right menu at the right moment, without manual workarounds or confusion.
•    Inventory Management. Our inventory management system allows retailers and restaurateurs to keep track of the available inventory, create and receive orders from vendors and track costs, and transfer inventory between multiple stores. Our automatic inventory feature in particular provides real-time tracking as inventory or menu items are sold, offering real time product lookup and automatic inventory replenishment. In addition, Lightspeed Restaurant's recipe costing feature allows customers to calculate and understand costs and margins for any menu item by tracking every ingredient and any price fluctuations.
• Wholesale Network. Lightspeed Wholesale connects SMB and enterprise retailer buying workflows with brand wholesale selling workflows. We continue to advance our strategy of expanding our presence within our key verticals with our Lightspeed Retail and NuORDER by Lightspeed integration for Lightspeed retailers, enabling them to order from the many brands they stock through direct integration with NuORDER by Lightspeed, with data flowing into their POS. We are further focused on expanding our catalog content across both new and existing verticals, streamlining the process for retailers to manage their store data and simplify operational tasks. In Fiscal 2026, we announced the launch of PO Sync to allow retailers to place order replenishments within Lightspeed's POS platform and send to their suppliers in one click. PO Sync also allows merchants with Retail Insights to use their data-driven order forecasts and recommendations and send these directly to suppliers on NuORDER by Lightspeed, not only cutting down work but also ensuring replenishments are made based on insight, helping retailers reduce stockouts, minimize overstock and optimize how much inventory they hold at one time. In Fiscal 2026, we also announced the launch of Marketplace, transforming Lightspeed Wholesale into the online destination where retailers can browse, compare, and purchase products across brands in one consistent and intuitive experience with built-in insights and direct POS integration. Brands, in turn, can showcase their products to more qualified, in-market buyers to grow beyond their existing retail base and capitalize on shifting demands. Lightspeed NuORDER offers Virtual Showroom technology, visual assortment and merchandising tools, payments and data integration for businesses of all sizes.
•    Bookings and Membership Management. Golf course operators can book reservations online, manage tee-time schedules and administer membership billing.
•    Customer Management. Our customers can keep track of consumer information and sales history, which enables them to individually customize the consumer experience.
•    Employee Management. With the support of partner apps we integrate, our customers can seamlessly coordinate and schedule employees to help enable a high-performing work environment. We also offer a highly flexible access controls and permission management feature.
•    Accounting. Our platform helps enable retailers and restaurants to automatically sync and reconcile their sales, payments and tax data from multiple locations with accounting software from a variety of leading accounting platforms.
•    Floor and Table Management. Restaurants can create floor plans to organize their tables into groups. Fine dining establishments can organize floors to reflect the actual layout of their restaurant, while quick-service establishments can organize for ease of use. Through our partnership with OpenTable, our customers can increase table turnover and improve the overall customer experience, all integrated within the Lightspeed platform.
•    Complex Workflows. Many of our features are equipped to handle advanced workflows that are common for established physical location businesses. These include putting products on layaway and adding a deposit, special orders of products from a vendor, credit accounts for customers, managing physical inventory counts, tracking orders and transfer requests across multiple retail locations.

•    Reporting and Analytics. Retailers can view real-time reports on sales, inventory, payments, customers, employee performance and many other aspects of their businesses. Our restaurant platform allows owners to view real-time reports on revenue, tips, payments, employees, and other facets of their business. Additionally, we provide a retail business intelligence analytics tool with built-in and customizable reports that help retailers identify opportunities to improve their business. Powered by our payments solutions, Lightspeed Advanced Insights captures data from every transaction to deliver actionable insights, including menu intelligence to allow restaurateurs to determine which menu items are driving sales and returning consumers, as well as server analytics which connects menu performance with server performance to enable customers to monitor and improve individual server performance. Our Retail Insights solution allows retailers to use historical and real time data to forecast demand which factors in stock-outs and create purchase orders ahead of demand. In Fiscal 2026, we launched Lightspeed Tempo, which by leveraging our KDS, guides servers and managers through the entire dining timeline from first seat to final bill, with full visibility into when items are ordered, prepped, ready, or served, ensuring each guest experience unfolds at an ideal rhythm. In Fiscal 2026, we also launched Lightspeed AI, introducing a new AI-powered intelligence layer across Lightspeed Retail, Lightspeed Restaurant and NuORDER by Lightspeed to help merchants access insights faster, simplify decision-making, and operate more efficiently.
•    Real-Time Dashboard. Our real-time dashboard equips SMBs with data-driven insights into the performance of their business, including sales for the ongoing period compared to historical periods, and an overview of back-of-house operations.
•    Benchmarks & Trends. Our Benchmarks & Trends offering uses machine learning to give restaurateurs actionable insights based on trends among local competitors.
•    APIs. We and our development partners leverage each other’s APIs to connect our respective solutions, thereby extending the breadth of our platform even further through integrations with accounting software solutions and property management platforms, as well as niche applications across a variety of verticals and use cases.
Payments and Financing Solutions
•    Lightspeed Payments. Our unified POS and payments solution allows our customers to accept electronic payments in-store, through connected terminals, curbside and online. Our customers can manage their payments directly in the Lightspeed back-office, giving them a single view of their cash flow to their bank account. Our payments processing solutions capture data from every transaction to deliver actionable insights to our customers, such as through our Advanced Insights and Retail Insights solutions. Through our partnerships we support digital wallet to deliver a frictionless shopping experience for consumers. We also support localized payment methods in the different countries in which our customers operate. Eligible customers in select markets can also access instant payouts, which settles payment to the merchant from a given sales transaction within 30 minutes, even on weekends and holidays. This innovation is designed to allow businesses to cover expenses faster and keep operations running smoothly.
•    Integrated Payment Gateways. Although we are now selling our POS and payments solution together as one unified offering, we still permit customers to connect to several payments partners in countries where we offer our Lightspeed Payments solution if they are ineligible for our unified payments offering, if they pay us a third party payments transaction fee, or in certain other instances specific to the customer's circumstances. For customers in countries where we don't offer Lightspeed Payments, they are generally permitted to connect to payments partners.
•     Lightspeed Capital. To further complement our core cloud solutions, we offer a merchant cash advance program called Lightspeed Capital. This program provides cash advances to eligible merchants and is designed to help them with overall business growth and cash management. Merchants use these cash advances to manage their cash flows, to buy inventory, and to invest in marketing, amongst other things.
The Lightspeed Customer Journey
Highly Efficient Customer Acquisition, Sales and Distribution
We are increasingly diversifying our acquisition strategy for new customers, and we plan to continue investing in product-led growth opportunities. Historically, we have primarily leveraged our expertise in using marketing techniques to drive inbound interest to our solutions and a virtual sales team to qualify and finalize contracts with our customers. In Fiscal 2025 and Fiscal 2026, as part of our transformation strategy we began to enhance our go-to-market strategy with more targeted outbound efforts, field sales, and local marketing expansion. This includes the use of verticalized sales and marketing execution to help maximize efficiency and win customers, including deepening supplier integration in our target verticals. For hospitality customers in Europe, we began scaling field sales teams and local marketing to support growing lead volume.

Our inbound go-to-market approach begins with marketing outreach, targeting potential customers via online channels (paid and organic search, social media, video and content marketing) and offline channels (trade shows and local events) throughout their entire journey on the path to purchase. Based on user data and actions, we are able to ascertain with a high degree of certainty the stage of the marketing funnel into which a prospect should be grouped and we deliver targeted advertising, informative content and tools relevant to that particular stage of the purchase journey in an effort to push them further down the funnel. Once a potential customer engages with our marketing channels, our team of in-house sales development representatives qualify the opportunity by exploring the needs of the prospective customer to validate that our products are well-suited to their needs and to ensure appropriate budget exists, amongst other criteria. Only appropriately-qualified leads are then passed on to our account executive teams to quote, configure and conclude a commercial contract.
Our outbound go-to-market approach involves proactively targeting and acquiring leads and utilizing verticalized sales and marketing pods to drive brand awareness within target verticals. As part of our transformation strategy we shifted our focus from paid advertising to more targeted outbound efforts, as we believe this facilitates acquiring our ideal customer profile in our growth engines focused on retail customers in North America and hospitality customers in Europe. With respect to hospitality customers in Europe, we believe our experience in the region, our localized product focus on complex restaurants and our growing field sales team that is focused on winning customers in high-density restaurant hubs helps support growth in our key geographies.
In addition to these methods we also use our existing customer base and third-party referrers as advocates for our brand. These customers and third parties may earn incentives, including commissions, for referring other businesses who become Lightspeed customers. We sometimes partner with industry leaders and influencers who are active in our target markets or key consumer verticals to drive lead generation. We leverage Lightspeed Wholesale to provide valuable sell-through data to suppliers, which in turn can help to drive greater inbound interest for our solutions through supplier referrals.
Onboarding a customer is often done virtually for many new customers; indicative of the ease of use of our platform. Customers receive an onboarding session that allows them to be transactional quickly. We plan to focus on improving the efficiency of our onboarding process for certain merchant cohorts, such as through improved self-onboarding workflows. We also provide in person installation for certain customers, particularly with respect to hospitality customers in Europe acquired via our field sales personnel. After our brief onboarding period, our team of account managers, customer success managers and business consultants engage the customer to ensure that the customer is maximizing its use of our solutions, often resulting in further upselling opportunities for us. With respect to our existing customers outside of retail customers in North America and hospitality customers in Europe, we are particularly focused on customer experience and further upselling opportunities.
Our pricing model is designed to make it easy for customers to quickly get started with our products. We offer affordable, simple to understand packages ranging in prices depending on customer size and complexity (excluding NuORDER by Lightspeed whose customer base consists of larger customers as compared to our SMBs). Our additional modules such as Lightspeed eCommerce, Lightspeed Analytics, Retail Insights, Lightspeed Accounting, Lightspeed Loyalty, Lightspeed Advanced Insights, Benchmarks & Trends, Lightspeed Order Anywhere, Lightspeed Delivery and Lightspeed Reservations may come with an additional monthly charge per Customer Location and are sold by our account executive team, our account management team after the initial sale, or in certain cases purchased by customers via self-service options. Lightspeed Payments is designed to be transparent and easy to understand, unlike the models charged by many of the legacy payment processors, and we price our solution at market competitive rates based on a percentage of GTV electronically processed through our platform. We began selling our POS and payments solutions together as one unified offering at the beginning of Fiscal 2024. We believe unified payments results in the best experience for customers by improving consistency and reliability, streamlining support and billing, and enhancing opportunities for them to avail themselves of innovative product functionality. In connection with our unified payments offering, we continue to support our customers with free hardware and implementation and competitive rates. As a result of this initiative, we generally require our eligible new and existing customers to adopt our payments solutions. We believe processing additional GTV for new and existing customers through our payments solutions helps advance our growth strategies and enables us to reduce complexity in our business. In addition, this initiative helps reduce the costs of supporting a variety of third party payment processors.
We offer pricing plans designed to meet the needs of our current and prospective customers that enable Lightspeed solutions to scale with our customers as they grow. Our subscription plans vary from monthly plans to one-year and multi-year terms. In most markets we serve, we price our products in the local currency of our customers. While this has and may continue to subject us to the impact of foreign currency fluctuations, we believe this makes us more competitive in those local markets. The majority of our sales and marketing efforts are accomplished in-house.
We are focused on selling our flagship products in certain key verticals, verticals in which we have the strongest product-market fit, as we believe these core offerings reduce complexity, help improve go-to-market momentum and help deliver stronger performance.
We believe the breadth of our capabilities and simplicity of our platform and applications helps to create a customer adoption flywheel effect around our solutions and dynamic cross-selling. Our platform also collects, manages and analyzes significant amounts of commerce data, which operators use to run their businesses more efficiently and surface deeper insights. We believe this strengthens our value proposition and encourages them to unlock greater value from our platform by purchasing upgraded plans and additional solutions. As the number of businesses using our platform grows, we gain greater visibility into the markets in which we operate through the transaction-related data we collect, such as product sell-through data. In certain markets, we are able to leverage the data to derive incremental value for our customers and their suppliers, thereby strengthening our position as a commerce operating systems provider of choice in those markets and helping drive greater inbound interest for our solutions through supplier referrals.
Strong Partner Network
Our customer acquisition strategy also involves channel partners in certain geographies and industry verticals. Lightspeed's network of certified local channel partners focuses on in-person interactions with customers as an extension of the internal Lightspeed sales and support teams. These partners are trained and certified on our platform and provide us with a local presence in a variety of markets. Our channel partners typically earn a percentage of the monthly revenue from the customers they bring on board. These percentages vary based on the volumes and breadth of services provided by those partners. In addition, some of our value-add channel partners enable us to access industry verticals outside of traditional retail and hospitality or new geographies and continue to be an important part of our partner network.
Competition
Our market is large, evolving and comprised of both legacy on-premise point of sale systems and cloud-based solutions. The market is highly-fragmented on the legacy side, and consolidating on the cloud-based side. While it is competitive and barriers to entry have historically been low, the rapid advancement of artificial intelligence intensifies this pressure. Our competitors range from large, well-established vendors to smaller, earlier-stage ones. We notably compete with traditional and cloud-based POS software and terminal providers, payment processors, peer-to-peer payment providers, and business software providers such as those that provide eCommerce, wholesale networks, inventory management, analytics, and appointment solutions. We expect competition to continue intensifying in the foreseeable future, particularly as industry consolidation occurs and as large, well-established vendors increasingly service more complex SMBs and brands. We believe some of the principal competitive factors in our market are:
•    quality and efficiency of onboarding and customer experience;
•    simplicity and ease of use;
•    ability to offer cost-effective, subscription-based and payments solutions;
•    ability to run in a cloud-based environment;
•    availability of strong third-party partner networks;
•    vision for commerce and product strategy;
•    ability to offer tailored financial solutions and data services;
•    breadth and depth of functionality, including omni-channel and headless commerce capabilities;
•    accuracy and timeliness of reporting, including real-time data;
•    access to a wholesale network, creating sell-through data visibility and better control of distribution for the benefit of suppliers;
•    capabilities to support local market requirements such as language, compliance, including with fiscal regulations, and consumer behaviour;
•    pace of innovation, including with regards to the integration of artificial intelligence capabilities;
•    security and reliability, including minimizing the occurrence and duration of outages; and
•    ability to support customers’ growth and scalability.
We seek to differentiate ourselves from competitors primarily on the basis of providing SMBs with a hub of easy-to-use, end-to-end capabilities and comprehensive post-sale support. We are also investing in Lightspeed Wholesale to directly connect retailers to suppliers to simplify product ordering and discovery for retailers directly within the POS and offer suppliers critical insights into how their products move. On the other hand, some legacy competitors offer payments and POS services that have features that are not tailored to particular verticals, business types or seller needs, and many competitors, especially larger ones, have offerings with comprehensive features and integrations that we believe are inaccessible to SMBs and brands due to their complexity, high cost and the resources required to implement them. We remain focused on attracting the right customer profile, particularly customers with a higher GTV and more complex needs, customers which we believe are ideally suited for our solutions. Further, we believe our solutions have the best product market fit in particular among retailers in North America and restaurateurs in Europe.
Some customers may choose to do business with different vendors that offer, without limitation, one or more of the following:
•    POS software;
•    payment processing;
•    employee, inventory or ingredient management software;
•    eCommerce software;
•    B2B eCommerce solutions or wholesale networks;
•    restaurant management software;
•    loyalty solutions;
•    AI-powered intelligence and other solutions;
•    analytics and advanced reporting;
•    peer benchmarking solutions;
•    multi-location connectivity;
•    tailored financial solutions, including merchant cash advances; and
•    customer marketing services.
We expect the markets for these solutions and services to evolve and overlap, which we expect will increase competition in our industry.
Sustainability
Sustainability is embedded in our guiding principles, and we are working towards a sustainable future and a greener economy. As part of this commitment, we have taken steps to help our customers reduce their carbon footprint. We partner with GiftTrees on a Carbon Friendly Dining program. The partnership gives our customers' diners the ability to offset the carbon emissions associated with their purchase by planting trees and provides our customers with sustainable credits towards purchasing Lightspeed products. The program has resulted in the planting of over 2.5 million trees. In addition to helping offset carbon emissions, these trees provide food, income and education for the communities sponsored to plant the trees. We also partner with Perk with the aim to offset carbon emissions for our business travel by airplane, automobile, and train. We choose to partner with companies that are also environmentally conscientious. Most of our solutions are powered by Amazon Web Services ("AWS") and Google Cloud platforms. In 2024, Google Cloud matched 100% of their global electricity consumption with renewable energy purchases and 100% of electricity consumed by AWS was matched with renewable energy sources. We have an Employee-led Network focused on sustainability, through which employees can foster awareness, advocate for impactful change, and consider eco-friendly solutions that can be integrated into our operations and community interactions.
Lightspeed is also a place of diversity, equity and inclusion, and it has been since our Chief Executive Officer Dax Dasilva founded the Company in Montréal’s Gay Village in 2005. The first four Lightspeed team members were all from the LGBTQ2S+ community and according to our latest 2025 DEI engagement survey (participation is voluntary), 9% of the respondents identify themselves as LGBTQ2S+, with 1% identifying as transgender. Our commitment to a diverse and inclusive workplace can be seen at all levels of our Company, including our Employee-led Networks for women, LGBTQ2S+ community members and BIPOC community members. As of the date hereof, 43% of our board members are women. Furthermore, 56% of our executive officers are women. We believe in creating value across our ecosystem, including by ensuring meaningful wealth creation opportunities for all employees. Permanent employees are granted an equity stake in the Company upon hire, ensuring employees’ interests are aligned with those of our shareholders.
Culture and Employees
At Lightspeed, we pride ourselves on our culture and employees. We are a company infused with culture, just as much as code. Our values are what unite us, but our differences are what inspire us. We strive to do the best work of our lives together, and we celebrate our successes every chance we get.
Our values and leadership principles focus on perseverance and relentlessly driving towards results while retaining our high standards of excellence, all within an environment that fosters positivity, trust, mutual respect, accountability and individual ownership. We value ongoing learning and invest in annual virtual summits for our teams. We also offer employees leadership development programs to supplement their formal learning experiences. We encourage our team members to be just as invested in their communities as they are in Lightspeed by providing them with annual volunteer days. In addition, we have implemented a flexible paid time off program for our employees in North America, the United Kingdom, Australia and New Zealand, which program removes maximum caps allocated to volunteer days, vacation days, sick days and personal days, and provides our employees more control and flexibility over their careers.
We are committed to building a more inclusive, flexible workplace that meets the diverse needs of our employees. For that, we have created the Lightspeed PX (People Experience) program. Through our Lightspeed PX (People Experience) program, we offer a variety of flexible, location-based working models to enable our employees to do their best work from their choice of a variety of locations around the globe on a temporary basis. While we strongly believe in the power of in-person collaboration through an in-office working model, we also utilize fully remote and hybrid working models to provide employees with flexibility that matches the demands of their lives outside of work.
We have a strong history of positive feedback from employees on the inclusive nature of our culture, including through anonymous surveys we conduct each year. Based on the results of an anonymous survey conducted in September 2025 and responded to by approximately 91% of employees worldwide, 88% of employees feel that Lightspeed values diversity, 87% of employees feel respected at Lightspeed and 85% feel comfortable sharing their personal experiences at Lightspeed. Further, 88% of employees reported that they felt they could be their authentic self at work.
As of March 31, 2026, we had approximately 3,400 employees and contractors worldwide. None of our employees are represented by a labor organization or are party to a collective bargaining arrangement, other than our French employees who are by default covered by the collective bargaining agreement negotiated by the Syntec Federation for engineering, software and consulting companies and our Belgian employees who are by default covered by the collective bargaining agreements negotiated by the Joint Committee No. 200. We consider our relationship with our employees to be excellent and this is a hallmark of our company. Our employees often say that working at Lightspeed gives them the opportunity to collaborate with the best talent, and this is highly valued. We care for and respect our employees and they, in turn, respect and are dedicated to Lightspeed.
As of March 31, 2026, the following chart presents the diversity on our Board and senior management, as well as the percentage of the Board and senior management comprised of persons from each such designated group.

Director and Management Diversity Matrix
Country of Principal Executive Offices				Canada
Foreign Private Issuer				Yes
Disclosure Prohibited under Home Country Law				No
Total Number of Directors				7
Part I: Gender Identity
	Female		Male		Non-Binary		Did not Disclose Gender
	Number	Percent	Number	Percent	Number	Percent	Number		Percent
Board	3	42.9%[1]	4	57.1%	0	0%	0		0%
Senior Management	4	44.4%	5	55.6%	0	0%	0		0%
Part II: Demographic Background
	LGBTQ2S+		Visible Minorities		Aboriginal peoples		Persons with disabilities		Did not Disclose Demographic Background
	Number	Percent	Number	Percent	Number	Percent	Number	Percent	Number	Percent
Board	1	14.3%	3	42.9%	0	0%	0	0%	0	0%
Senior Management	1	11.1%	3	33.3%	0	0%	0	0%	0	0%
1) The board of directors has committed to a target of at least 37.5% of women in its membership.

According to our latest 2025 DEI engagement survey (participation is voluntary), 9% of the respondents identify themselves as LGBTQ2S+, with 1% identifying as transgender and another 0.3% as an "other" gender identity.
In exceptional circumstances, due to the competitive landscape in which we operate and our need for highly specialized skillsets that may not be readily available locally, Lightspeed may recruit foreign nationals requiring visas to work in the countries in which they work or offshore employees. In such circumstances, Lightspeed may engage specialized counsel to assist in obtaining such visas. We have elaborated procedures and practices to accommodate for such circumstances while complying with applicable laws. As of March 31, 2026, approximately 8.8% of Lightspeed employees hold a temporary residence authorization or otherwise require a visa to work in the country in which they are employed, none of which are located offshore from their entity of employment.
Facilities
We are headquartered in Montréal, Canada, and do not own any real property. While our current facilities are generally adequate to meet our current requirements, we may from time to time execute new office space projects to supplement our existing facilities. We expect to continue leveraging fully remote and hybrid working models while utilizing these spaces to further promote in-person collaboration.
Intellectual Property
Our intellectual property and proprietary rights are important to our business. In accordance with industry practice, we protect our proprietary products, technology and our competitive advantage through a combination of contractual provisions and trade secret, patents, copyright and trademark laws in Canada, the United States, the U.K., Europe, Asia-Pacific and other jurisdictions in which we conduct our business. Over time, we have assembled and continue to assemble a portfolio of patents, trademarks, service marks, copyrights, domain names and trade secrets covering our products and services. We also have confidentiality agreements, assignment agreements and license agreements with employees, contractors and third parties, which limit access to and use of our intellectual property.
We are subject to risks related to our intellectual property. For more information, see “Risk Factors – Risks Related to our Business and Industry”.

Government Regulation
We are subject to a number of federal, state, provincial and foreign laws and regulations that affect companies in B2B and B2C industries. While we monitor changes in these laws and regulations, many are still evolving and it is possible that current or future laws or regulations could be interpreted or applied in a manner that would prohibit, alter, or impair our existing or planned products and services. For more information, see “Risk Factors – Risks Related to our Business and Industry”.
Regulations Applicable to eCommerce
We are subject to laws, regulations and policies that govern the amount and type of taxes our customers are required to collect and remit. Beyond tax compliance, we are subject to a broader regulatory landscape affecting eCommerce and the internet as a commercial medium—a field where federal, state, provincial, and foreign government bodies have frequently adopted, and may continue to adopt, new legislation and regulations. In addition, in many jurisdictions, laws relating to the liability of providers of online services for activities of their customers and other third parties continue to be tested by a number of claims, including actions based on defamation, invasion of privacy and other torts, unfair competition, unfair, deceptive and abusive practices, copyright and trademark infringement, and other theories based on the nature of the relevant content. New income, sales, use or other tax laws, statutes, rules, regulations or ordinances applicable to solutions provided over the internet could therefore be enacted at any time, possibly with retroactive effect. We may also be subject to federal, state, provincial and other taxes if a tax authority asserts that our activities or the activities of our subsidiaries are sufficient to establish nexus, or sales and use tax or other indirect tax if any such tax authority asserts that distribution of our solutions over the internet is subject to sales and use or other indirect taxes. Many jurisdictions have enacted tax legislation (typically referred to as “Marketplace Facilitator” laws) that enable tax authorities to shift the sales tax collection and remittance obligations from a third-party seller to the company that provides the online platform to the third-party seller making the sale. If any of our products fall within the scope of such legislation, we may be subject to sales tax collection and remittance obligations. We are monitoring the developments in each relevant jurisdiction, the full impact of which remains uncertain. For more information, see “Risk Factors – Risks Related to our Business and Industry”.
Regulations Concerning Payment Processing and Financial Services Products
We are currently subject to certain payment card network operating rules and industry codes of conduct, as well as a variety of laws and regulations in the United States, Canada and elsewhere related to payments processing, including those governing cross-border and domestic money transmission, gift cards and other prepaid access instruments, electronic funds transfers, taxation reporting requirements, contract disclosure requirements, foreign exchange, privacy and data protection and banking. In Canada, certain aspects of our business may now be subject to certain elements of the Retail Payment Activities Act which is overseen by the Bank of Canada. We are also subject to various anti-corruption, economic sanctions, export control and anti-money laundering laws, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and its regulations, the Foreign Corrupt Practices Act (U.S.), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA Patriot Act, the U.K. Bribery Act 2010 and Proceeds of Crime Act 2002, the Anti-Money Laundering and Counter Financing of Terrorism Act 2009 (New Zealand), the Anti-Money Laundering and Counter-Terrorism Financing Act 2006 (Australia), economic sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control, export controls administered by the Department of Commerce's Bureau of Industry and Security, and other anti-bribery and anti-money laundering laws, economic sanctions and export control laws in countries in which we conduct activities. Concern about the use of payment processing services for illegal conduct, such as money laundering or to support terrorist activities, may result in legislation or other governmental action that could require changes to our platform. Depending on how our payments solutions, our merchant cash advance offerings and our other customer solutions evolve, and as we expand into new geographies, we expect to become subject to additional laws in Canada, the United States, Europe, Asia-Pacific and elsewhere.
We are subject to laws prohibiting unfair, deceptive or anti-competitive trade practices enforced by various regulatory agencies, including, in the U.S., the FTC and U.S. state attorneys general, in Canada, the Competition Bureau, in Europe, the European Commission, and in the United Kingdom, the Competition and Markets Authority. These agencies and regulators may take actions that affect the activities of us or our partners, and in some cases may subject us to investigations, fees, fines and disgorgement of funds or enforcement actions if we are deemed to have aided and abetted or otherwise facilitated illegal or improper activities.
Regulations Governing Cybersecurity and the Protection of Data and Privacy
Our customers can use our platform to collect, store and use personal or identifying information regarding their employees and consumers. In addition, we store personal information and other confidential information of our partners, customers and their consumers and employees, and may also store credit card information in limited cases for certain customers. Accordingly, we are subject to federal, state, provincial and foreign laws regarding cybersecurity and the protection of data and privacy, including the Personal Information Protection and Electronic Documents Act (Canada), the California Consumer Privacy Act, as amended, Quebec's Law 25, the United Kingdom General Data Protection Regulation, and the European General Data Protection Regulation (“GDPR”).

Further, the privacy and data protection laws in some jurisdictions require companies to notify governmental authorities and/or individuals of certain security breaches, such as those involving certain types of personal data or those giving rise to a significant risk of harm to an individual. Our customer agreements require us to notify them in the event of a security incident. Additionally, we are required, based on contracts with certain customers and the privacy and data protection laws in some jurisdictions, to use industry-standard or reasonable measures to safeguard personal or confidential information. We post on our website or otherwise make available to customers our privacy policy, data processing agreement, and terms of service, which describe the way we process customer data and data relating to their employees and consumers. These documents set out Lightspeed’s commitment to processing personal data in a responsible manner and in compliance with applicable data protection legislation.
We operate in an industry that is a target of cyberattacks. In order to continually assess its technology platform in light of new legal and regulatory developments, Lightspeed has appointed dedicated resources to design and oversee its cybersecurity, privacy and data protection policies and procedures. Our Security and Privacy teams are experienced and certified practitioners. Lightspeed employees complete privacy and security training at least annually and phishing campaigns are conducted at least twice yearly. Lightspeed has implemented a wide range of measures to protect data from unauthorized access, accidental loss or destruction. For instance, Lightspeed hosts its product infrastructure with multi-tenant, outsourced infrastructure providers. The physical and environmental security controls of its infrastructure providers are audited for SOC 2 Type II, ISO 27001 and PCI DSS compliance, among other certifications. The technical measures implemented may differ between infrastructure providers and include virtual private cloud implementations, security access controls, and traditional firewall rules and multi-factor authentication on administrative consoles. Our production networks are protected by endpoint detection and response and other security controls. We have designed our infrastructure to log extensive information about system behaviour, traffic received, system authentication, and other application requests. This information is then aggregated and correlated in our security information and event management system. We monitor open source and subscription-based threat intelligence services to stay abreast of the latest security threats and developments. Third party assessments, including SOC 2 Type II and PCI, attest to our governance and practices. The Risk Committee of our Board has oversight of the Company's enterprise risk management practices, including with respect to cybersecurity. To facilitate identifying principal cybersecurity risks and mitigation initiatives, the Risk Committee receives presentations from management at least quarterly assessing the Company's enterprise risk management program including updates with respect to cybersecurity.
Lightspeed personnel, including security, operations, and support personnel, are responsive to detected incidents. We have implemented an incident management program to define the procedures we follow to mitigate the effect of and rapidly respond to security incidents and unplanned interruptions in service. We rely on internal teams and third-party automated services to continually monitor service interruptions and notify the incident response team of any issues. Aside from our Security and Privacy teams, our incident response is supported by members of executive management, the legal department, the product leadership team, support and customer success. Incidents are categorized by severity, helping to ensure the appropriate resources are involved in the response. Internal and external communications are made as appropriate. An internal post-mortem must be held after any incident and a record of each incident is kept, including relevant metrics and artifacts. Further, we hold incident tabletop exercises regularly to test and strengthen our processes.
The regulatory framework in Canada, the United States, Europe, Asia-Pacific and many other jurisdictions in respect of cybersecurity and data protection and privacy is constantly evolving and is likely to remain uncertain for the foreseeable future. For example, some jurisdictions have enacted laws requiring companies to notify individuals and authorities of data security breaches involving certain types of personal or other data and our agreements with our customers and certain partners require us to notify them in the event of a security incident. See the risk factor entitled "Security breaches, denial of service attacks, or other hacking and phishing attacks on our systems or other security breaches, including internal security failures, could harm our reputation or subject us to significant liability, and adversely affect our business and financial results" for further information. As our business continues to expand, and as laws and regulations continue to be passed and their interpretations continue to evolve in numerous jurisdictions, additional laws and regulations may become relevant to us. Certain aspects of the interpretation and application of such laws and regulations are also ambiguous. We are subject to risks relating to protection of data and privacy. For more information, see “Risk Factors – Risks Related to our Business and Industry”.
AI and Machine Learning Regulation
Several US states have introduced or enacted legislation that is designed to govern the development or use of AI. Applicable legislation has also been enacted or is under consideration by other states and countries, as well as the US federal government. In addition, the EU Artificial Intelligence Act (the “EU AI Act”), which aims to introduce a common regulatory and legal framework for EU Member States, originally came into effect on August 1, 2024 and may undergo amendments as introduced in the EU's November 2025 Digital Omnibus. Our ability to use and offer AI and machine learning solutions may be constrained by current or future laws, regulatory or self-regulatory requirements. The rapid evolution of AI, including potential additional government regulation of AI and its various uses, may require significant resources for us to implement compliant and ethical AI practices.

Communications Regulation
We send or enable the sending of emails, telephone calls, SMS messages and other communications in a variety of contexts, including when providing digital receipts and in our marketing efforts. Communications laws and regulations, including those promulgated by the Canadian Radio-television and Telecommunications Commission and Federal Communications Commission, apply to certain aspects of this activity in Canada, the United States and elsewhere. In Fiscal 2026 we scaled our outbound motions, including with respect to retail customers in North America and hospitality customers in Europe, and may accordingly be subject to relevant provisions of the GDPR and related regulations.
Fiscal Regulation
In a number of jurisdictions, POS systems must comply with applicable fiscalization laws and regulations designed to prevent fraud and alteration of records, including by reporting (inalterable) transaction data to the relevant tax authorities in real time and in a designated format. We closely monitor updates to the fiscalization landscape and consider whether we need to adapt our POS products to enable our merchants’ compliance. Jurisdictions for which we have adapted our POS products to enable compliance with fiscalization laws and regulations include Belgium, France, Germany, and Quebec, Canada.
Sanctions and Export and Import Control Regulations
As a result of our international operations, we are subject to a number of Canadian, U.S. and foreign laws and regulations relating to economic sanctions and to export and import controls which govern or restrict our business and activities in certain countries or regions and with certain persons, including sanctions regulations administered or enforced by the Office of the Superintendent of Financial Institutions in Canada, the economic sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control, economic sanctions regulations administered by the Office of Financial Sanctions Implementation in the U.K., and the export control laws administered by the U.S. Commerce Department’s Bureau of Industry and Security, the U.S. State Department’s Directorate of Defense Trade Controls, and the Canadian Export and Import Controls Bureau. We are also subject to export and import controls administered by the United Kingdom, the European Union and other jurisdictions where we have business operations. International developments outside of our control, such as the invasion of Ukraine by Russia, military conflicts in the Middle East and related events, have resulted in international sanctions and restrictions and may continue to lead to economic sanctions, export controls and other restrictions that impede or prohibit doing business with certain parties or in certain regions.
Additional Developments
Legislators and regulators in the jurisdictions in which we operate continue to examine a wide variety of issues that could impact our business, including direct and indirect tax, products liability, import and export compliance, accessibility, insurance, marketing, privacy, data protection, information security, artificial intelligence, and labor and employment matters. As our business continues to develop and expand, additional rules and regulations may become relevant.

GENERAL DEVELOPMENT OF LIGHTSPEED’S BUSINESS
Below is a summary of key general developments of our business over the last three completed financial years. As of March 31, 2026, Lightspeed operated in a single operating and reportable segment.
Three-Year Business Development History
Fiscal 2024
In May 2023, pursuant to "well-known seasoned issuer" blanket orders of the Canadian Securities Administrators, we filed a short form base shelf prospectus (the “Base Prospectus”) with the securities commissions in each of the provinces and territories of Canada and a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission (the “Registration Statement”). The Base Prospectus and the Registration Statement allowed Lightspeed and certain of its security holders to offer subordinate voting shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, in amounts, at prices and on terms to be set forth in one or more shelf prospectus supplements during the 25-month period that the Base Prospectus was effective. The Base Prospectus and the corresponding Registration Statement expired in June 2025.
On May 26, 2023, we announced the launch of various new features on Lightspeed Retail, including our B2B Catalogue, a transformative integration that gives bike retailers access to supplier inventory data to help streamline product management.

On May 26, 2023, we announced the launch of our Unified Payments offering on Lightspeed Retail, a seamless POS and payments product that captures valuable data, helps reduce fraud and errors through supporting hardware and boosts efficiency by simplifying bookkeeping and onboarding.
On June 20, 2023, we announced the general availability of Lightspeed Capital for Lightspeed merchants in the United Kingdom, Australia, New Zealand and Quebec.
On July 11, 2023, we announced the release of our second annual Sustainability Report and environmental, social and governance highlights for Fiscal 2023.3
On August 4, 2023, we announced voting results from our annual and special shareholders' meeting including approval of a resolution of the shareholders to renew our Amended and Restated Omnibus Incentive Plan and approval of all unallocated options, rights and other entitlements thereunder.
On September 26, 2023, we announced that Lightspeed had re-appointed Manon Brouillette to its Board of Directors effective October 1, 2023. Ms. Brouillette has over 20 years of experience as the head of global technology, media and telecommunications companies. Her appointment reinforces Lightspeed's customer-centric vision.
On October 31, 2023, we announced the launch of Smart Items on Lightspeed Restaurant, a powerful AI, data and insights powered tool. We further announced the launch of two additional features on our Advanced Insights module on Lightspeed Restaurant. The Magic Menu Quadrant offers merchants insights into popular menu items while various staff performance tools help merchants optimize their front-of-house team's performance.
On November 8, 2023, we announced that Lightspeed was honored as an Enterprise—Industry leaders award winner as part of the 2023 Deloitte Technology Fast 50™ program. The award recognizes the fastest-growing enterprise-level technology, media, and telecommunications companies by revenue-growth percentage over their last four years of operation. We were ranked 8th on the list – up from Lightspeed's 12th spot ranking in 2022.
On January 24, 2024, we announced the launch of Lightspeed Scheduling, a booking management tool released to golf course operators enabling them to serve a broader audience and drive additional revenue by taking bookings for off-course services.
On January 25, 2024, we announced the launch of Lightspeed Tableside, a compact, portable, and flexible POS and payment processing device for restaurants looking to expand their ability to take orders and payments and gain flexibility in service.
On February 15, 2024, we announced the return of Dax Dasilva as interim Chief Executive Officer following the departure of then-CEO Jean Paul Chauvet. Lightspeed further announced that John Shapiro had been promoted to Chief Product and Technology Officer. Additionally, Patrick Pichette, then the company's Lead Independent Director, moved into the role of interim Chair of the Board. On May 16, 2024, we announced that Dax Dasilva had been reappointed as Lightspeed's permanent Chief Executive Officer, removing the interim tag from his title.
Fiscal 2025
On April 3, 2024, we announced a reorganization to streamline our operating model while continuing to focus on profitable growth including a reduction of approximately 280 roles. In addition, our board of directors and the TSX approved a normal-course issuer bid ("2024 NCIB") for us to purchase at our discretion for cancellation up to 9,722,677 subordinate voting shares of the Company, representing approximately 10% of the Company's "public float" (as defined in the TSX Company Manual) of subordinate voting shares issued and outstanding as at March 22, 2024, over the twelve-month period from April 5, 2024 and ended no later than April 4, 2025. During Fiscal 2025, the Company repurchased and cancelled 9,722,677 subordinate voting shares representing the total authorized amount pursuant to the 2024 NCIB for a total consideration, including transaction costs, of approximately $134.2 million.
On April 30, 2024, we announced new product launches designed to help businesses scale faster and smarter, including margin-based pricing, improved ability to identify inventory stock-outs and enhanced configuration recommendations for modifying menus.
On May 23, 2024, we announced a new North American partnership to directly integrate Uber Direct and Uber Eats marketplace into Lightspeed's platform.
3 Information contained in, or otherwise accessed through, Lightspeed's Sustainability Report is not deemed part of this Annual Information Form and such Sustainability Report and information is not incorporated by reference herein.

On July 18, 2024, we announced new product innovations, including an enhanced omnichannel loyalty program that blends online and offline loyalty experiences, increased B2B capabilities with NuORDER Assortments, and expanded availability of Tableside and Mobile Selling for restaurateurs.
On July 25, 2024, we announced the release of our third annual Sustainability Report and environmental, social and governance highlights for Fiscal 2024.4
On August 2, 2024, we announced the voting results from our annual shareholders' meeting, including the re-election of our proposed directors, re-appointment of our auditors and the approval of an advisory, non-binding resolution on the Company's approach to executive compensation.
On August 14, 2024, we announced the launch of Retail Insights to help our retailers drive increased sales and lower inventory risks. Retail Insights provides retailers with a comprehensive set of data-driven tools to better understand their inventory and sales opportunities, using historical and real time data to forecast demand and create purchase orders ahead of demand.
On September 12, 2024, we announced the launch of Benchmarks & Trends within Lightspeed Restaurant for American restaurateurs. Benchmarks & Trends provides restaurant owners a deeper understanding of their own performance and how they measure up against local competitors. Restaurants can access up to four weeks of historical data and machine learning-driven forecasts, helping anticipate trends and make informed decisions based on personalized benchmarks.
On September 25, 2024, we responded to media reports regarding the Company conducting a strategic review of its business and operations with a view to realizing its full potential.
On October 22, 2024, we announced the release of insight-driven product updates, including offline mode for Lightspeed Retail merchants to run business as usual during outage situations, expanded availability of Instant Payouts and enhanced visual guides for restaurant owners with the new Sales Summary page.
On November 6, 2024, we announced that Lightspeed was named as the fifth fastest growing organization in the Enterprise-Industry Leaders category for Deloitte's 2024 Technology Fast 50™ program. The award recognizes the fastest-growing enterprise-level technology, media, and telecommunications companies by revenue growth percentage over their last four years of operation.
On November 18, 2024, we announced the launch of a next generation KDS for our restaurateurs. KDS allows orders from Tableside, Mobile Selling or the POS to flow directly into the kitchen for smooth execution. The system is compatible with a wide variety of hardware, allowing flexibility for restaurants. With advanced coursing functionality, KDS helps kitchens prioritize and efficiently manage courses, ensuring orders are completed on time, even during peak hours.
On December 2, 2024, we announced a strategic reorganization to further optimize the Company's operations toward executing on the Company's profitable growth strategy. The reorganization impacted approximately 200 individuals, and was in line with the Company's transformation strategy to focus on growing where it has the strongest product-market fit and right-to-win, particularly among retail customers in North America and hospitality customers in Europe.
On December 10, 2024, we announced an enhanced integration with Homebase to help Lightspeed Retail customers streamline employee tracking and management.
On January 14, 2025, we announced new features for retailers via Selling on Lightspeed Scanner, an innovation designed to eliminate the frustration of long lines and interrupted shopping experiences by enabling sales associates to complete purchases where the customer is in store.
On January 23, 2025, we announced new product innovations, including advanced promotions for retailers and wholesalers, a growing product catalog within Lightspeed Wholesale that includes over 1 million new products, expanded access to Instant Payouts for restaurateurs, and mobile, advanced insights for restaurateurs with Lightspeed Pulse.
4 Information contained in, or otherwise accessed through, Lightspeed's Sustainability Report is not deemed part of this Annual Information Form and such Sustainability Report and information is not incorporated by reference herein.

On February 6, 2025, we announced the results of the Company's strategic review, including the unanimous determination by the Board, a committee of independent directors and executive leadership that executing a full transformation plan as a public company presents the best available path to maximizing value for the Company and its shareholders. Such transformation plan includes focusing on growth among retail customers in North America and hospitality customers in Europe, with the other areas optimized for efficiency. In addition, the Company announced that the Board authorized a share repurchase program to return up to $400 million to shareholders, including the execution of the remaining capacity under the 2024 NCIB, in each case subject to market conditions. The Company also announced that it would hold a Capital Markets Day on March 26, 2025.
On March 4, 2025, we announced that the United States District Court for the Eastern District of New York had dismissed in full the securities class action lawsuit against the Company and certain of its executives.
On March 6, 2025, we announced the appointment of Manon Brouillette as Executive Chair of our Board, effective April 1, 2025 to coincide with the first day of Fiscal 2026. In connection with this appointment, Patrick Pichette continued to serve as a director on the Board and Dale Murray was appointed as Lead Independent Director of the Board, in each case effective April 1, 2025.
On March 19, 2025, we announced the initial launch of a new AI-driven website building tool, designed to help retail merchants generate web pages from a simple screen grab. This innovative tool lets retailers create custom web elements without coding by using AI to analyze screen captures and generate production-ready code. Merchants simply describe or show Lightspeed's Website Builder what they want using real-world examples, and the tool builds them fully integrated, professional-looking online stores with speed and ease.
On March 26, 2025, Lightspeed outlined its three year strategy at its 2025 Capital Markets Day at the NYSE. In addition, the Company announced that the TSX and the Board approved the renewal of the Company's NCIB (the "2025 NCIB") to purchase at its discretion for cancellation up to 9,013,953 subordinate voting shares of the Company, representing approximately 10% of the Company's "public float" (as defined in the TSX Company Manual) of subordinate voting shares issued and outstanding as at March 21, 2025, over the twelve-month period commencing on April 5, 2025 and ended on April 4, 2026. In connection with the 2025 NCIB, the Company also entered into an automatic share purchase plan ("ASPP") under which a designated broker may purchase subordinate voting shares at times when the Company would ordinarily not be permitted to purchase its subordinate voting shares due to regulatory restrictions and customary self-imposed blackout periods. In Fiscal 2026, under the 2025 NCIB and pursuant to the ASPP, we repurchased and cancelled 9,013,953 subordinate voting shares representing the total authorized amount pursuant to the 2025 NCIB for a total consideration, including transaction costs, of approximately $85.5 million.
Fiscal 2026
On April 3, 2025, we announced the launch of Inventory Replenishment, directly integrated into Lightspeed Retail and tapping into Lightspeed Wholesale. Features include PO Sync, which allows retailers to place order replenishments within the POS and send to their suppliers in one click. PO Sync also allows merchants with Lightspeed Insights to use their data-driven order forecasts and recommendations and send these directly to suppliers on NuORDER by Lightspeed.
On April 8, 2025, we announced the launch of powerful new retail features in Lightspeed Insights, reinforcing our commitment to data-driven inventory planning and retail intelligence. These innovations include Seasonality Forecasting, a helpful tool that enables merchants to view order recommendations for seasonal products based on historical sales trends, directly within their POS platform.
On June 16, 2025, we announced that we had reached an agreement in principle to resolve in full the proposed class action proceedings filed in Quebec (refer to the section of this Annual Information Form entitled “Legal Proceedings and Regulatory Actions” for further details).
On June 24, 2025, we announced a strategic partnership with Whoosh, an industry leader in modern operations software. As Whoosh's Preferred Membership Management Partner, we provide Whoosh users in the private club space with our cloud-based point of sale, payments and membership management technology directly integrated into their tee sheet, giving them an automated, real-time view of member activity across the facility.
On June 27, 2025, we announced the appointment of Glen LeBlanc to our Board of Directors, effective July 1, 2025. Mr. LeBlanc has over 30 years of experience in the telecommunications and technology industries, including in financial leadership roles. Mr. LeBlanc currently serves as the Vice Chair, Atlantic Canada with BCE Inc. where he has also previously held the positions of Executive Vice President and CFO.
On August 1, 2025, we announced the voting results from our annual shareholders' meeting, including the re-election of our proposed directors, re-appointment of our auditors and the approval of an advisory, non-binding resolution on the Company's approach to executive compensation.

On August 21, 2025, we announced the release of our fourth annual Sustainability Report and environmental, social and governance highlights for Fiscal 2025.5
On September 25, 2025, we announced the appointments of Sameer Samat and Odilon Almeida to our Board of Directors, effective October 1, 2025. Mr. Samat is the President of the Android Ecosystem at Google, where he leads global teams responsible for Android across mobile devices, wearables, automotive systems, televisions, and augmented/extended reality (AR/XR), as well as the Google Play Store and developer tools. Mr. Almeida is a seasoned global leader with 40+ years of experience driving growth and transformation across the financial services, fintech, technology, and consumer goods sectors. Mr. Almeida is currently Managing Principal of A.J. Holdings and Operating Partner at Advent International, with a particular focus on growth initiatives that support higher sales and earnings. In conjunction with these appointments, Patrick Pichette stepped down from the Board effective September 30, 2025, and Rob Williams’s tenure on the Board concluded on December 31, 2025.
On September 29, 2025, we announced the launch of Lightspeed's AI Showroom, a digital showcase designed for physical retailers who want a compelling online presence without the hassle or added time commitment of running an eCommerce store.
On October 23, 2025, we announced that Lightspeed was honoured as as an Enterprise—Industry Leaders award winner as part of Deloitte's 2025 Technology Fast 50TM program. The award recognizes the fastest-growing enterprise-level technology, media, and telecommunications companies by revenue growth percentage over their last four years of operation.
On November 13, 2025, we announced the appointment of Gabriel Benavides as Chief Revenue Officer to oversee global revenue generation, aligning sales, customer success, marketing, and channel partnerships to deliver stronger go-to-market execution, accelerate outbound performance, and expand software and payments ARPU growth worldwide. Mr. Benavides has more than 20 years of international go-to-market leadership experience. Most recently, he served as Chief Revenue Officer at Contentsquare. We also announced that former President Jean-David Saint-Martin would step down to focus on mentoring and investing in early-stage founders within the Canadian technology ecosystem. Mr. Saint-Martin remained with Lightspeed through March 31, 2026.
On November 24, 2025, we announced the launch of Lightspeed Tempo, which by leveraging our KDS, guides servers and managers through the entire dining timeline from first seat to final bill, with full visibility into when items are ordered, prepped, ready, or served, ensuring each guest experience unfolds at an ideal rhythm.
On November 25, 2025, we announced the launch of next-generation restaurant tools to streamline operations and improve service flow, including Lightspeed Reservations and Lightspeed Tasks. Lightspeed Reservations helps independent restaurants who find other platforms too costly or complex to capture bookings online or by phone without the need to juggle multiple systems. Lightspeed Tasks is a new digital checklist, helping operators and their teams know what to prioritise. Restaurateurs can create repeatable tasks, from opening and closing duties to cleaning protocols, across one or multiple locations.
On January 9, 2026, we announced the launch of Lightspeed AI, introducing a new AI-powered intelligence layer across Lightspeed Retail, Lightspeed Restaurant and NuORDER by Lightspeed to help merchants access insights faster, simplify decision-making, and operate more efficiently.
On January 12, 2026, we unveiled a new centralized, multi-brand shopping and ordering experience within our Marketplace which transforms Lightspeed Wholesale into the online destination where retailers can browse, compare, and purchase products across brands in one consistent and intuitive experience.
On March 24, 2026, we announced the launch of Lightspeed's AI-powered Optical Character Recognition (OCR) tool designed to help retailers improve inventory accuracy, speed up product availability, and reduce missed sales caused by stock discrepancies. Retailers can scan or upload a supplier packing slip or invoice, and Lightspeed's OCR technology paired with AI, automatically reads the document and extracts product details, including SKUs, quantities, pricing and variants, directly into a draft purchase order within the POS.
On March 31, 2026, we announced the launch of a new integration with Faire, a B2B wholesale marketplace. The integration expands the Lightspeed Wholesale feature set, giving retailers access to more than 100,000 additional Faire brands that will integrate directly within Lightspeed Retail, further strengthening our comprehensive wholesale buying ecosystem for modern retailers.
Recent Developments
On April 28, 2026, the Company sold all of the issued and outstanding capital stock of Provide Holdings Inc., which includes the Company's Upserve U.S. hospitality product line, to an affiliate of Skyview for $44 million in cash and up to $37 million in contingent
5 Information contained in, or otherwise accessed through, Lightspeed's Sustainability Report is not deemed part of this Annual Information Form and such Sustainability Report and information is not incorporated by reference herein.

consideration. For the $44 million of cash, $20 million was paid upon closing, and $22 million is due to be paid within 90 days of closing and is evidenced by a senior secured bridge promissory note, which includes options to extend for up to two additional 30-day periods, each subject to certain conditions being satisfied including payment of an extension fee. The remaining $2 million of cash consideration is due to be paid within 9 months of closing. The contingent consideration of up to $37 million shall be paid over two measurement periods ending March 31, 2027 and March 31, 2028 based on the achievement of EBITDA targets as defined in the purchase agreement. In connection with the transaction, the parties entered into transition services agreements at closing to facilitate the orderly transition of operations.
In addition, the TSX and the Board approved the renewal of the Company's NCIB (the "2026 NCIB") for the Company to purchase at its discretion for cancellation up to 8,478,469 subordinate voting shares of the Company, representing approximately 10% of the Company's "public float" (as defined in the TSX Company Manual) of subordinate voting shares issued as at May 11, 2026, over the twelve-month period commencing on May 25, 2026 and ending no later than May 24, 2027. Any subordinate voting share purchased under the 2026 NCIB will be cancelled. Under the 2026 NCIB, other than purchases made under block purchase exemptions, the Company is allowed, subject to applicable securities laws, to purchase daily, through the facilities of the TSX, a maximum of 172,996 subordinate voting shares representing 25% of the average daily trading volume of 691,987 subordinate voting shares, as calculated per the TSX rules for the six-month period ended on April 30, 2026. In connection with the 2026 NCIB, the Company also entered into an ASPP under which a designated broker may purchase subordinate voting shares at times when the Company would ordinarily not be permitted to purchase its subordinate voting shares due to regulatory restrictions and customary self-imposed blackout periods. Any repurchases made under the ASPP will be made in accordance with certain purchasing parameters.

RISK FACTORS
In addition to all other information set out in this AIF, as well as our Management’s Discussion and Analysis for Fiscal 2026 and our audited financial statements and related notes thereto for Fiscal 2026, the following specific factors could materially adversely affect us and/or our business, financial condition and results of operations. Other risks and uncertainties that we do not presently consider to be material, or of which we are not presently aware, may also become important factors that affect our future business, financial condition and results of operations. The occurrence of any of these risks could materially and adversely affect our business, prospects, financial condition, results of operations or cash flow. This AIF also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors including the risks described below. See “Forward Looking Information”.
Risks Related to Our Business and Industry
Our growth may not be sustainable and depends on our ability to attract new customers, retain revenue from existing customers and increase sales to both new and existing customers.
We generate revenue primarily from the sale of cloud-based software subscriptions and our payments and other financial services solutions. In addition, we offer a variety of hardware and other services to provide value-added support to our customers and supplement our subscription and transaction-based revenue solutions. Subscription revenues are principally realized through the sale of subscriptions to our customers. Our subscription plans vary from monthly plans to one-year and multi-year terms. Our customers generally have no long-term obligation to renew their subscriptions, and the difficulty and costs associated with switching to a competitor may not be significant for many of our customers. As a result there can be no assurance that we will be able to attract new customers or retain existing customers. New customers joining our platform may also decide not to continue or renew their subscription for reasons outside of our control. Our costs associated with subscription renewals are substantially lower than costs associated with generating revenue from new customers or costs associated with generating sales of additional solutions to existing customers. Therefore, if we are unable to retain revenue from existing customers or if we are unable to increase revenues from existing customers, even if such lost revenues are offset by an increase in revenue from new customers or an increase in other revenues, our operating results could be adversely impacted.
We have and may continue to experience customer turnover as a result of our focus on SMBs, which are more susceptible than larger businesses to changes in general economic conditions and other risks affecting their businesses. Many of these SMBs are in the entrepreneurial stage of their development and there is no guarantee that their businesses will succeed. Such customers may be particularly susceptible to uncertainty in the macroeconomic environment, including with respect to inflationary pressures, changes in consumer spending, international trade risks and/or the imposition of trade protection measures (such as the imposition of or an increase in tariffs, sanctions, import and export licensing and control requirements, trade wars or other protective government actions), global supply chain disruptions (including with respect to shipping and energy costs) and shortages, exchange rate fluctuations, and increases of interest rates.
We continue to pursue growth with larger SMB customers in our retail and hospitality markets (particularly among retail customers in North America and hospitality customers in Europe). These types of customers pose different sales and marketing challenges, require varying product-market fits, and otherwise have different requirements. Larger SMB customers may require higher service levels or have more complex needs than smaller SMBs. We may incur elevated costs, extended onboarding and sales cycles, and decreased predictability in finalizing the sale of products and services to larger SMB customers. If we do not meet the demands and requirements of our larger SMB customers, it could adversely impact our ability to grow.
We are executing a transformation plan to focus on growth among retail customers in North America and hospitality customers in Europe (customers where we believe we have the best product market fit and a right-to-win). We are focused on optimizing in our other areas for efficiency, with an aim to drive profitability for the whole business. If we are unable to timely and successfully execute on this strategy, our ability to obtain new customers, our ability to retain and upsell existing customers and our operating results could be adversely impacted.
We may also fail to attract new customers, retain revenue from existing customers or increase sales to both new and existing customers as a result of a number of other factors, including:
•    reductions in our current or potential customers’ spending levels;
•    a decrease in consumer spending, including due to a deteriorating macroeconomic environment;

•    competitive factors affecting the global market for our services, including the introduction or innovation of competing platforms, discount pricing and other strategies that may be implemented by our competitors;
•    global political, economic, social and environmental risks that may impact our operations or our customers’ operations and/or decrease consumer spending, including pandemics and other global health crises, natural disasters, acts or threats of war or terrorism and other general security concerns such as continuing military conflict in the Middle East and the Russian invasion of Ukraine, or the imposition of new or increased tariffs or other trade protection measures;
•    our ability to execute on our product roadmap, growth strategy and operating plans;
•    our ability to successfully sell our flagship solutions;
•    our ability to successfully offer and scale our merchant cash advance program;
•    our decision to sell our POS and payments solutions together as one unified offering, thereby requiring a large portion of our new and existing customers to adopt our payments solutions;
•    our ability to meet the demands and requirements of larger customers;
•    a decline in the market share of SMBs relative to large enterprises;
•    a decline in our customers’ level of satisfaction with our platform, our pricing, and customers’ usage of our platform;
•    changes in our relationships with third parties, including our suppliers, app developers, theme designers, referral sources, resellers, payments processors, installation partners, providers of AI technology and other partners;
•    the timeliness and success of new products and services we may offer in the future;
•    customer perceptions of our business in the context of our growth and in the context of acquisitions, investments, divestitures or other strategic transactions we complete;
•    our ability to expand into new verticals and geographies;
•    our ability to scale and optimize our outbound go-to-market motions, particularly for retail customers in North America and hospitality customers in Europe;
•    our ability to optimize onboarding for certain merchant cohorts, including the use of self-onboarding;
•    our ability to invest in and derive the benefits from product-led growth opportunities;
•    our ability to expand our presence within our key verticals through Lightspeed Wholesale;
•    our brand recognition;
•    concerns relating to actual or perceived privacy or security breaches;
•    the frequency and severity of any system outages;
•    terminations of relationships with certain customers or partners for unacceptable business practices, contract breaches or because required by law;
•    our ability to integrate emerging technologies such as AI into our products;
•    technological changes or problems; and
•    our focus on long-term value over short-term results, meaning that we may make strategic decisions that may not maximize our short-term revenue or profitability if we believe that the decisions are consistent with our mission and will improve our financial performance over the long-term.

Due to these factors and the continued evolution of our business, our historical revenue growth rate and operating margin may not be indicative of future performance.
Additionally, we anticipate that our growth rate will decline over time to the extent that the number of customers using our platform increases and we achieve higher market penetration rates. As our growth rate declines, investors’ perception of our business may be adversely affected and the trading price of our subordinate voting shares could decline as a result. To the extent our growth rate slows, our business performance will become increasingly dependent on our ability to adopt and execute new strategies to obtain new customers and our ability to retain and increase revenue from existing customers.
We may not be able to successfully implement our growth strategy, including our transformation plan, on a timely basis or at all.
Our future growth, profitability and cash flows depend upon our ability to successfully implement our growth strategy, which, in turn, is dependent upon a number of factors, including our ability to:
•    expand our Customer Locations footprint among complex retailers and restaurateurs with high annual GTV, particularly among retailers in North America and restaurateurs in Europe;
•    build on our success in payments and financial solutions, including (i) requiring a large portion of our new and existing customers to adopt our payments solutions as a result of our decision to sell our POS and payments solutions together as one unified offering, and (ii) our customers' adoption and use of our financial solutions such as our merchant cash advance (or similar) offerings;
•    accelerate ARPU expansion by introducing new modules and pricing changes;
• expand our presence within target verticals and geographies, including via our Lightspeed Wholesale offering;
•    sell our flagship solutions; and
•    selectively pursue and integrate value-enhancing acquisitions, complete strategic divestitures (including carve-outs), and execute other strategic opportunities.
We are executing a transformation plan to focus on growth among retail customers in North America and hospitality customers in Europe. We are focused on optimizing in our other areas for efficiency, with an aim to drive profitability for the whole business. As part of this plan we have enhanced and will continue to invest in our go-to-market strategy through targeted outbound efforts, field sales, and local marketing expansion. For hospitality customers in Europe, we scaled field sales teams and local marketing to support growing lead volume and are focused on increasing productivity for this go-to-market motion. In addition, we are prioritizing product and technology investments in key growth areas, such as enhancing inventory management, forecasting and supplier integration for retail customers in North America, while optimizing operations, guest experience and analytics for hospitality customers in Europe.
There can be no assurance that we can successfully achieve any or all of the above initiatives or otherwise execute on our transformation plan in the manner or time period that we expect. Further, achieving these objectives will require investments which may result in short-term costs without generating any current revenue and therefore may be dilutive to our earnings. We cannot provide any assurance that we will realize, in full or in part, the anticipated benefits we expect our strategy will achieve. The failure to realize those benefits could have a material adverse effect on our business, financial condition and results of operations.
We have a history of losses and we may be unable to achieve profitability.
We incurred net losses of $144 million in Fiscal 2026, $667 million in Fiscal 2025, and $164 million in Fiscal 2024. As at March 31, 2026, we had an accumulated deficit of $2.6 billion. These losses and accumulated deficit are a result of, among other things, the substantial investments we made to grow our business, expenses incurred in connection with our acquisitions and a non-cash goodwill impairment charge of $556 million in the fourth quarter of Fiscal 2025. We expect to make significant expenditures to grow our business in the future, including pursuant to our transformation plan. We will continue to carefully monitor the uncertainty in the macroeconomic environment, including with respect to inflationary pressures, changes in consumer spending, exchange rate fluctuations, international trade risks and/or the imposition of trade protection measures (such as the imposition of or an increase in tariffs, sanctions, import and export licensing and control requirements, trade wars or other protective government actions), global supply chain disruptions (including with respect to shipping and energy costs) and shortages, the geopolitical and social landscape and changes of interest rates.
We plan to make opportunistic and deliberate investments in sales and marketing to attract new businesses to our platform, particularly for our growth engines which focus on retail customers in North America and hospitality customers in Europe. We also plan to increase our investment in research and development as we continue to introduce new products and services to extend the functionality of our platform and innovate in response to changing regulations and consumer behaviours. We also intend to invest in maintaining our high level of customer service and support, which we consider critical for our continued success. We expect to incur additional general and administrative expenses over time as a result of our growth and a competitive market for attracting, retaining and motivating personnel. Our share-based compensation expense for our equity awards increased in our expenses for Fiscal 2026, and such expenses may further increase in future periods, and related payroll taxes on share-based compensation expense may also contribute to such increases. In order to support the continued growth of our business and to comply with continuously changing security and operational requirements, we plan to continue investing in our hosting and network infrastructure. We also may continue to selectively pursue acquisitions, investments, divestitures and other strategic opportunities, which require that we incur various expenses and fees of external advisors. Businesses we have acquired and may in the future acquire have different levels of profitability than us, which may affect our overall profitability, particularly until we are able to realize expected synergies. These increased expenditures will make it harder for us to achieve profitability and we cannot predict with certainty whether we will achieve profitability in the near term or at all.
Historically, certain of our costs have increased each year due to these factors and we expect to continue to incur increasing costs to support our anticipated future growth. If the costs associated with acquiring new customers, including online advertising and paid search costs, scaling or investing in our outbound lead generation, scaling or investing in our field sales teams, or the terms on which our partners refer clients to us, materially rise in the future, our expenses may rise significantly. If we are unable to generate adequate revenue growth and manage our expenses, we may continue to incur significant losses and may not achieve or maintain profitability, which could cause the trading price of our subordinate voting shares to further decline. While we have been able to leverage the increased scale of our business to negotiate better economics under certain of our cloud service provider and payment processing agreements, there is uncertainty as to whether we will be able to negotiate even more favorable economics under such arrangements in the future. Additionally, failure to generate adequate revenue growth, as well as other related factors, has in the past and may in the future cause decreases in asset values, such as our goodwill, that are deemed to be other than temporary, which may result in further impairment losses.
We may make decisions that would reduce our short-term operating results if we believe those decisions will improve the experiences of our customers and their consumers and if we believe such decisions will improve our operating results over the long-term. These decisions may not be consistent with the expectations of investors and may not produce the long-term benefits that we expect, in which case our business may be materially and adversely affected.
The markets in which we participate are highly competitive. We may not be able to compete successfully against current and future competitors.
We face competition in various aspects of our business and we expect such competition to intensify in the future as existing and new competitors introduce new services or enhance existing services. We have competitors with longer operating histories, larger customer bases, greater brand recognition, greater experience and more extensive commercial relationships in certain jurisdictions, and greater financial, technical, marketing and other resources than we do. Our potential new or existing competitors may be able to develop products and services better received by customers or may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, regulations or customer requirements. In addition, some of our larger competitors may be able to leverage a larger installed customer base and distribution network to adopt more aggressive pricing policies or terms of service and offer more attractive sales terms or customer promotions, which could cause us to lose potential sales or to sell our solutions at lower prices. We also face competition from niche companies that offer particular products that attempt to address certain of the problems that our platform solves or certain customer needs. In addition, there are a number of companies that are not currently direct competitors but that could in the future shift their focus on our industries and offer competing products and services. There is also a risk that certain of our current customers and business partners could terminate their relationships with us and use the insights they have gained from partnering with us to introduce their own competing products. As our business evolves, the competitive pressure to innovate will encompass a wider range of products and services. While we have invested, and expect to continue to invest significant resources in research and development to continue to enhance our platform, there is no assurance that we can satisfy evolving customer and consumer demands, achieve expected returns, sustain or enhance our competitive advantage, or recoup our investments in a timely manner, or at all.
Our ability to compete is also subject to the risk of disruptive and rapidly advancing technologies, including the recent transformation brought on by the development and use of generative and agentic AI and the capabilities they offer to our competitors and our customers. The rapid growth of AI increases the risk that competitors deliver comparable services to our customers, potentially reducing the perceived value of our platform, especially as AI tools become widely available at little or no cost. At the same time, competitors may leverage AI to accelerate product development, reduce costs, improve customer experience, or introduce new business models. As AI capabilities become more accessible and commoditized, customer expectations around speed, performance, transparency, and pricing may continue to evolve. If we do not anticipate and respond effectively to these shifts in usage patterns and market expectations, competitive pressures could intensify and adversely affect our market position.

Competition may also intensify as our competitors enter into business combinations or alliances or raise additional capital, or as established companies, including companies in other industry verticals or geographic markets, expand into our industry verticals or geographic markets or increasingly target our ideal customer profile. For instance, certain competitors could use strong or dominant positions in one or more markets to gain a competitive advantage against us in areas where we operate including, among other things: by integrating competing platforms or features into products they control such as search engines, web browsers, marketplaces, mobile device operating systems, payment networks, or social networks; by making acquisitions; or by making access to our platform more difficult. For example, many large technology platforms have imposed, and will likely continue to impose, restrictions on the ability of other parties to access or use data from their customers and users. Apple has implemented changes to iOS that have impacted how applications and third parties can access user information and Google has implemented similar changes. In addition, other large technology platforms including certain of our competitors have tried to impose certain obligations on us in order to maintain integrations between our platform and such third-party platforms used by our customers. We may not be able to meet those obligations or decide it is inappropriate to do so, which could result in integrations between our platform and certain third-party platforms being shut down. A shutdown of integrations between our platform and certain third-party platforms and other increasingly restrictive practices by large technology platforms could affect our customers' ability to sell or market their offerings, which could affect the demand for our platform and lead to the loss of current or prospective customers or other business relationships. Further, current and future competitors could choose to offer a different pricing model or to undercut prices in an effort to increase their market share. Competitors may also be more established in the international markets we have expanded to and have a better understanding of local customs, providing them a competitive advantage. If we cannot compete successfully against current and future competitors, our business, results of operations and financial condition could be negatively impacted.
We are selling our POS and payments solutions together as one unified offering. We believe unified payments results in the best experience for customers by improving consistency and reliability, streamlining support and billing, and enhancing opportunities for them to avail themselves of innovative product functionality. In connection with our unified payments offering, we continue to support our customers with free hardware and implementation and competitive rates. As a result of this initiative, we generally require our eligible new and existing customers to adopt our payments solutions. While we believe that offering a complete all-in-one platform that includes payment processing functionality along with all the other functionality of our platform offers our customers significant advantages over separate POS solutions, some potential or existing customers may not desire to use our payment processing services or to switch from their existing payment processing vendors. We are limited in our ability to switch certain customers to our unified payments solution by virtue of the terms and conditions of partnerships we have with third party payments processors. Further, our third party partners have in the past and may in the future allege that we have improperly engaged with certain customers or otherwise breached our contractual obligations to them. Any such allegations could damage our reputation and brand and further expose us to a risk of litigation or other liabilities, which are costly, time consuming, distracting to management and adversely affect our ability to successfully sell our POS and payments solutions together as one unified offering. There can be no assurance that our efforts to require new and existing customers to adopt our payments solutions will be successful and we may lose certain customers, and our operating results may be adversely affected if we are not successful in our efforts.
We are executing a transformation plan to focus on growth among retail customers in North America and hospitality customers in Europe. We are focused on optimizing in our other areas for efficiency, with an aim to drive profitability for the whole business. While we believe retail customers in North America and hospitality customers in Europe represent customers where we have the best product market fit and a right-to-win, the aforementioned competitive conditions may adversely impact our ability to successfully execute this strategy on a timely basis or at all. Further, competition with respect to certain of our customers outside of retail customers in North America and hospitality customers in Europe may intensify as a result of our new strategy. Such intensifying competition may result in reduced sales, reduced margins, increased churn, reduced customer retention or other losses, which would adversely affect our business, results of operations and financial condition.
The impact of worldwide economic conditions such as inflation, tariffs and changes in interest rates, including the resulting effect on the operations of and spending by SMBs and on consumer spending, may adversely affect our business, operating results and financial condition.
Our performance is subject to worldwide economic conditions and global events, including political, economic, social and environmental risks that may impact our operations or our customers’ operations. Such conditions and events may adversely affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. Deterioration in general economic conditions, including any rise in unemployment rates, inflation, tariffs and increases in interest rates, have adversely affected in the past and may in the future adversely affect consumer spending, consumer debt levels and payment card usage, and as a result, have adversely affected in the past and may in the future adversely affect our financial performance by reducing the number of transactions or average purchase amount of transactions processed using our payments solutions. Deterioration in general economic conditions may also cause financial institutions to restrict credit lines to cardholders or limit the issuance of new cards to mitigate cardholder credit concerns, which could also reduce the number or average purchase amount of transactions processed using our payments solutions. In addition, heightened tariffs and changes in trade policies may lead to increased costs for goods and services, which could reduce consumer purchasing power and discretionary spending. Many of the customers that use our platform are SMBs and many are also in the entrepreneurial stage of their development. SMBs may be disproportionately affected by the aforementioned economic conditions or economic downturns, especially if they sell discretionary goods. SMBs may also be disproportionately affected by other economic conditions, including labor shortages and global supply chain issues. SMBs frequently have limited budgets and may choose to allocate their spending to items other than our platform, especially in times of economic uncertainty or recessions. Economic, political and geopolitical uncertainties, including those related to foreign policy shifts in the U.S., Canada and Europe (including the impacts of tariffs, sanctions, trade wars, or other trade conditions or protective government actions), global disruptions in shipping and energy costs, continuing military conflict in the Middle East and Russia's invasion of Ukraine may further amplify such risks.
Economic downturns have and may continue to adversely impact retail and hospitality sales, which could result in us processing lower payments volumes and customers who use our platform going out of business or deciding to stop using our services in order to conserve cash. Moreover, our customers that run restaurants or customers in certain of our retail verticals operate in industries which are intensely competitive and subject to heightened exposure to economic conditions affecting consumer discretionary spending, resulting in overall risk and a rate of failure that are typically greater than for businesses generally.
Weakening economic conditions may also adversely affect third parties, including suppliers and partners, with whom we have entered into relationships and upon whom we depend in order to operate and grow our business. Uncertain and adverse economic conditions may also lead to increased write-offs of our trade receivables, and refunds and chargebacks or potential losses to our merchant cash advance program, any of which could adversely affect our business.
Trade wars and changes in international trade law and policies may have a material adverse effect on our business, financial condition and results of operations.
As a global company, our success depends on our ability to sell across borders. Trade wars and changes in laws and policy relating to trade or taxes may have an adverse effect on our business, financial condition and results of operations. More specifically, the geopolitical environment of the markets in which we operate may influence customer demand for our products and may have an impact on costs. For instance, any further changes in the economic and political climate in the U.S., such as the potential changes to, or the termination of, trade agreements between the U.S. and the European Union, or among Canada, the U.S. and Mexico, or the increased geopolitical uncertainty in Europe, could impact our business, our customers' businesses and our results of operations.
The U.S. government has imposed or threatened to impose new tariffs on imported products from Canada, Mexico, China and a significant number of other countries, and has threatened to further increase the scope and amount of tariffs in the event of retaliatory countermeasures. The imposition of tariffs and retaliatory measures between governments may give rise to a multitude of impacts on the economies in which we operate, including, but not limited to, supply chain disruptions, economic downturn, inflationary pressures, and uncertainty in capital markets, which may adversely affect our or our customers' operations. We are closely monitoring this evolving situation but there can be no assurance that we will be able to mitigate the impacts of any trade measures, which could be material to our business or harm our competitive position.
Third-party hardware that we sell to our customers is generally procured from a single supplier or limited number of suppliers. Thus, we are at risk of shortages, price increases, tariffs or protective government actions, changes, delays or discontinuations of hardware, which could disrupt and materially adversely affect our business.
Many of our solutions require or benefit from the use of third-party hardware products that we sell to our retail and hospitality customers, such as our tablets, customer-facing display, KDS, receipt printers, networking hardware, cash drawers, servers, stands, barcode scanners, payment terminals and an assortment of accessories. A number of such products – including, for example, iPads, iPhones and payment terminals used in connection with Lightspeed Payments – come from limited or single sources of supply. To date, we have not identified alternative suppliers for certain of the single-sourced hardware products sold to our customers. Due to our reliance on the products produced by such single-source suppliers, we are subject to the risk of shortages and long lead times in the supply of certain products. For instance, hardware used as part of Lightspeed Payments must meet stringent certification requirements in addition to being compatible with the technical specifications of the payment system with which it must interface, thus rendering sourcing of such hardware difficult and potentially time-consuming. In the case of off-the-shelf hardware components, we are subject to the risk that our suppliers may discontinue or modify them, or that the hardware components may cease to be available on commercially reasonable terms, or at all.
We have in the past experienced, and may in the future experience, product shortages or delays or other hardware problems, and the availability and cost of such products may be difficult to predict. For example, the recent increase in demand for memory chips, driven by the rapid development of generative AI and large language models, could adversely affect our ability to source certain components for our hardware products, potentially leading to higher sourcing costs, increased delivery lead times, and production or delivery delays. Additionally, global supply chain disruptions and shortages have in the past affected and may in the future affect our supply chain, resulting in low levels of inventory for some of our hardware products. We therefore in the past have been unable to timely fulfill orders for some hardware products and may not be able to timely do so in the future. Additionally, various sources of supply-chain risk, including trade wars, strikes, delays or shutdowns at delivery ports, disruptions or shutdowns caused by health crises, international conflict or loss of or damage to hardware products while they are in transit or storage, could limit the supply of such products. In the event of a shortage or supply interruption from our hardware suppliers, we may not be able to develop alternate sources quickly, cost-effectively, or at all.
As the scale of the hardware solutions we provide increases, including with respect to the adoption of our payments solutions across our global customer base, we will also need to accurately forecast, purchase, store and transport components at higher volumes. If we are unable to accurately match the timing and quantities of hardware component purchases to our actual needs or successfully implement automation, inventory management, and other systems to accommodate the increased complexity in our supply chain, we may incur unexpected production disruption, storage, transportation, and write-off costs, which may harm our business and operating results. In addition, exchange rate fluctuations, particularly with respect to the US dollar, may adversely impact the pricing of certain hardware distributed across our global regions and accordingly our results of operations.
We also rely on certain suppliers located internationally as part of our supply chain, and the supply chain risks described above may similarly apply to or be more pronounced in respect of those international suppliers. For example, many of the tablets in our supply chain are manufactured in China. Any interruption or delay in product supply, any increases in product costs, the application of tariffs, or the inability to obtain these products from alternate sources at acceptable prices and within a reasonable amount of time, would harm our ability to provide such products to our customers on a timely basis. This could harm our relationships with our customers, prevent us from acquiring new customers, and materially and adversely affect our business.
We expect our suppliers to comply with laws and standards on labor, health and safety, the environment, human rights and business ethics, but we do not directly control them or their practices or standards. If any of these suppliers violates laws or implements practices or standards regarded as unethical, corrupt, or non-compliant, we could experience supply chain disruptions, government actions or fines, litigation, customer and other stakeholder dissatisfaction, canceled orders and damage to our reputation.
Our business could be harmed if we fail to manage our growth effectively and efficiently.
The growth we have experienced in our business places significant demands on our operational infrastructure. The scalability and flexibility of our platform depends on the functionality of our technology and network infrastructure and its ability to handle increased traffic and demand for bandwidth. The growth in the number of customers using our platform in the last several years and the number of requests processed through our platform has increased the amount of data that we process. Any problems with the transmission of increased data and requests could result in harm to our brand or reputation. Moreover, as our business grows, we will need to devote additional resources to improving our operational infrastructure and continuing to enhance its scalability in order to maintain the performance of our platform.
To support our growth, we expect to make sales and marketing expenditures to increase sales of our platform and increase awareness of our brand, particularly among retail customers in North America and hospitality customers in Europe, and incur research and development expenses (a portion of which will be capitalized internal development costs) to increase the functionality of our platform and to introduce additional related modules and features. A significant portion of our investments in our sales and marketing and research and development activities will precede the benefits from such investments, and we cannot be sure that we will receive an adequate return on our investments.
Our growth has placed, and will likely continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. We intend to further expand our overall business, with a focus on retail customers in North America and hospitality customers in Europe, with no assurance that our revenues will continue to grow. As we grow, we will be required to continue to improve our operational and financial controls and reporting procedures and we may not be able to do so effectively. Furthermore, some members of our management do not have significant experience managing a large global business operation, so our management may not be able to manage such growth effectively. In managing our growing operations, we are also subject to the risks of over-hiring and/or overcompensating our employees and over-expanding our operating infrastructure. As a result, we may be unable to manage our expenses effectively in the future, which may negatively impact our gross profit or operating expenses.
In addition, we believe that an important contributor to our success has been our corporate culture, which we believe fosters innovation, teamwork and passion for our customers and a focus on attractive design and technologically advanced and well-crafted software. As a result of our growth, a large portion of our employees have been with us for fewer than two years, and many have joined in a remote work environment. As we continue to grow, we must effectively integrate, develop and motivate employees, some of whom are based in various countries around the world and some of whom come to us via our acquisitions. In addition, we must preserve our ability to execute quickly in further developing our platform and implementing new features and initiatives. As a result, we may find it difficult to maintain our corporate culture, which could limit our ability to innovate and operate effectively. Any failure to preserve our culture could also negatively affect our ability to recruit and retain personnel, to continue to perform at current levels or to execute on our business strategy, including our transformation plan, effectively and efficiently.
Additionally, certain of our key growth metrics are calculated using internal company data based on the activity we measure on our platform and may be compiled from multiple systems, including systems that are organically developed or acquired through our acquisitions. There are inherent challenges and limitations in measuring our business globally at scale, and the methodologies used to calculate our key metrics inherently require some judgment. We regularly review our processes for calculating these key metrics, and from time to time we may make adjustments to improve their accuracy or relevance. Further, as our business develops, we have in the past and will in the future revise or cease reporting metrics if we determine that such metrics are no longer appropriate measures of our performance. If investors do not consider our reporting metrics to accurately reflect our business or they disagree with our methodologies, our reputation may be harmed and our business may be adversely impacted.
Our pricing and packaging decisions may fail to generate expected results and may adversely affect our ability to attract new merchants and retain existing merchants.
We have changed our pricing and packaging models from time to time and expect to do so in the future. Such changes may not yield expected benefits to our business on a timely basis or at all and financial results and could also negatively affect the willingness of merchants to use our products and services. If our pricing and packaging models are not optimal, it may adversely affect the profitability of our solutions. Our pricing decisions may also impact the mix of merchant adoption among our plans and negatively impact our overall revenue. Moreover, our merchants may be sensitive to changes in our pricing models compared to prices offered by our competitors. As a result, our pricing decisions may result in loss of market share and in the future we may be required to reduce our prices, which could adversely affect our revenue, gross profit, profitability, financial position and cash flows. Furthermore, as competitors introduce new products or services that compete with ours, including through the adoption of artificial intelligence, or change their pricing strategy, we may be unable to attract new customers at the same price or based on the same pricing and packaging models that we have used historically.
If we are unable to hire, retain and motivate qualified personnel, our business will suffer.
Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. Our ability to identify, hire, develop, motivate and retain qualified personnel will directly affect our ability to maintain and grow our business, and such efforts will require significant time, expense and attention. The inability to attract or retain qualified personnel or delays in hiring required personnel may seriously harm our business, financial condition and operating results. Our ability to continue to attract and retain highly skilled personnel, specifically employees with technical and engineering skills, employees with high levels of experience in designing and developing software and internet-related services, and employees with skills in emerging technologies such as artificial intelligence, will be critical to our future success and demand and competition for such talent is high. We are also substantially dependent on our direct sales force to obtain new customers and increase sales to existing customers, including with respect to our expanded outbound go-to-market motion for retail customers in North America and field sales motion for hospitality customers in Europe. There is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve revenue growth will depend, in large part, on our success in recruiting, training, and retaining a sufficient number of sales personnel to support our growth. If we are unable to hire, train, and retain a sufficient number of qualified and successful sales personnel, our business, financial condition, and results of operations could be harmed.
The continued existence of a remote or hybrid working environment may negatively impact our ability to hire, retain and motivate talent. We use a hybrid working model but continue to offer flexible work arrangements in certain circumstances across our Company. We may still face difficulty hiring and retaining our workforce as a result of this use of a hybrid working model. Changes in our work environment and workforce, including those arising from any restructuring actions, divestitures, cost reduction initiatives, executive leadership team updates, hybrid work policies or our transformation plan, may create operational and workplace culture challenges, which could negatively impact our ability to increase employee productivity or attract and retain our employees and could adversely affect our operations.
Competition for highly skilled personnel in the geographic areas in which we operate can be intense due in part to the more limited pool of qualified personnel as compared to other places in the world, and we have experienced difficulties hiring employees from foreign jurisdictions to work in our offices. Further, changes in the Canadian dollar, the Euro, the British pound sterling, the New Zealand dollar, Swiss Franc or the Australian dollar relative to the U.S. dollar and other currencies could make it more difficult for us to offer compensation packages to new employees that are competitive with packages in the United States or elsewhere and could increase our costs of acquiring and retaining qualified personnel, especially as our workforce becomes increasingly global. Our efforts to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or have divulged proprietary or other confidential information. Departing personnel could decide to join a competitor or otherwise compete with us. Jurisdictions in which we operate, including the United States and Canada, have recently proposed or adopted laws restricting the use of non-compete agreements and similar arrangements. Non-compliance with these evolving laws could expose us to potential enforcement actions by regulators, litigation or other liabilities, while compliance with these laws may threaten our ability to prevent departing personnel from providing proprietary or confidential information to competitors, which could adversely affect our business and results of operations.
While we have in the past issued, and intend to continue to issue, equity awards as key components of our overall compensation, employee attraction and retention efforts, we are required under IFRS to recognize share-based compensation expense in our operating results for employee share-based compensation under our equity grant programs which, among other factors, may increase the pressure to limit share-based compensation. Our compensation arrangements, such as our equity award programs, may not always be successful in attracting new employees and retaining and motivating our existing employees and we have in the past granted, and may be required to grant additional awards or offer alternative forms of compensation to attract and retain highly skilled personnel. Further, certain restrictions pursuant to our equity award plans limit the amount of equity awards we may grant which may require us to offer alternative forms of compensation. The trading price of our subordinate voting shares has been and is likely to continue to be volatile, is subject to fluctuations in response to various factors and may not appreciate. If the perceived value of our equity awards declines for these or other reasons, it may adversely affect our ability to attract and retain highly skilled personnel.
We are dependent on the continued services and performance of our senior management and other key employees, the loss of any of whom could adversely affect our business, operating results and financial condition.
Our future performance depends on the continued services and contributions of our senior management and other key employees to execute on our business plans, including our transformation plan, and to identify and pursue new opportunities and product innovations. The failure to properly manage succession plans, develop leadership talent and/or the loss of services of senior management or other key employees could significantly delay or prevent the achievement of our strategic objectives. In Fiscal 2026 there were, and there may in the future be, changes in our senior management team resulting from the hiring or departure of executives, which could disrupt our business and create uncertainty, potentially leading to increased employee turnover. Further, departing executives could decide to join a competitor or otherwise compete with us. The loss of the services of one or more of our senior management or other key employees for any reason could adversely affect our business, financial condition and operating results and require significant amounts of time, training and resources to find suitable replacements and integrate them within our business, and could adversely affect our corporate culture. If we are unable to retain certain senior management and other key employees or otherwise timely and successfully execute our transformation plan for our business, operating results and financial condition could be adversely affected.
If we fail to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform and innovate and introduce new solutions in a manner that responds to our customers’ evolving needs, our business may be adversely affected.
The markets in which we compete are characterized by constant change and innovation and we expect them to continue to evolve rapidly. Our success has been based on our ability to identify and anticipate the needs of our customers and design a platform that provides them with the breadth of tools they need to operate and grow their businesses. Our ability to attract new customers, retain revenue from existing customers and increase sales to both new and existing customers will depend in large part on our ability to continue to improve and enhance the functionality, performance, reliability, support, design, security and scalability of our platform and to innovate and introduce new solutions. This includes our ability to successfully develop and integrate AI tools into our products in a way that our customers can effectively adopt and utilize to their benefit. If we fail to anticipate and address customers' rapidly changing needs and expectations or adapt to emerging trends, including with regard to AI tools, our reputation could be harmed, customers may prefer other solutions to ours resulting in churn among existing customers or the inability to add new customers, and our business, operating results and financial condition could suffer.
We expect that new services and technologies applicable to the industries in which we operate will continue to emerge and evolve, including developments in POS, eCommerce, online marketplaces, wholesale networks, data, artificial intelligence, payments and other financial solutions technology. Other potential changes are on the horizon as well, notably in the payments space, such as developments in real-time payments, contactless payments, blockchain, crypto-currencies and in tokenization, which replaces sensitive data (e.g., payment card information) with symbols (tokens) to keep data safe in the event of a breach. Similarly, there is rapid innovation in the provision of other products and services to businesses, including tailored financial solutions and marketing services. These new services and technologies may be superior to, impair, or render obsolete the products and services we currently offer or the technologies we currently use to provide them. We have in the past, and may experience in the future, difficulties with software development that could delay or prevent the development, introduction or implementation of new solutions and enhancements, or we may not be fast enough in adopting innovative solutions and practices such as artificial intelligence tools in our software development lifecycle. Software development involves a significant amount of time for our research and development team, as it can take our developers months to update, code and test new and upgraded solutions and integrate them into our platform. We must also continually update, test and enhance our software platform. The continual improvement and enhancement of our platform requires significant investment and we may not have the resources to make such investment. Our improvements and enhancements may not result in our ability to recoup our investments in a timely manner, or at all. We may make significant investments in new solutions or enhancements that may not achieve expected returns. The success of any enhancement or new solution depends on several factors, including the timely completion, adequate quality testing, sufficient demand and market acceptance of the enhancement or new solution, as well as the accuracy of our estimates regarding the total addressable market for such enhancement or new solution. Our ability to develop new enhancements or solutions may also be inhibited by industry-wide standards, payment card networks, laws and regulations, resistance to change by customers, difficulties relating to integration or compatibility with third-party software or hardware, or third parties’ intellectual property rights.
Any new solution we develop or acquire might not be introduced in a timely or cost-effective manner, may contain defects, may not have adequate market demand, or might not achieve the broad market acceptance necessary to generate meaningful revenue. Improving and enhancing the functionality, performance, reliability, support, design, security and scalability of our platform is expensive, time-consuming and complex, and to the extent we are not able to do so in a manner that responds to our customers’ evolving needs, our business, operating results and financial condition will be adversely affected.
Development of AI and its integration with and into our solutions and operations presents risks and challenges to our business.
We, and many of our partners and suppliers, have and will continue to incorporate artificial intelligence, or AI, solutions into our business operations and products, and our success will depend in part on our ability to do so in a way that is compelling to our customers and economically sustainable. Our ability to continue to develop or use such AI solutions is dependent on access to specific third-party software and infrastructure, such as third-party artificial intelligence models and processing hardware, and we cannot control the availability or pricing of such third-party software and infrastructure, especially in a highly competitive environment. If these third-party AI providers decline to partner with us, refuse to provide or continue access on acceptable terms, or if we cannot maintain technical interoperability, we could experience disruptions to our AI offerings, incur significant re‑engineering costs, or fail to deliver these features effectively or at a competitive cost, which could adversely affect our business, financial condition and results of operations. Developing, testing, and deploying these AI solutions may also increase the cost profile of our products due to the level of investment needed to enable such initiatives, without a guaranteed or timely increase in revenue, which could adversely affect our business, financial condition, and results of operations.

While AI solutions present opportunities for enhanced productivity and functionality, they also introduce cybersecurity, data privacy, intellectual property, regulatory, legal, operational, competitive, ethical, reputational and other risks that could adversely impact our business. In addition, as with many innovations, AI presents risks and challenges that could affect its further development, adoption, and utilization, and therefore affect our business.
If the content, recommendations or analyses that AI applications assist in producing are or are alleged to be deficient or inaccurate, or if the data used to train these applications are or are alleged to be deficient or inaccurate or legally impermissible to train on, we could be subject to competitive risks, potential legal or financial liability, and reputational harm. Furthermore, the integration of third-party AI models, including large language models, within our products and services may rely, in part, on certain safeguards implemented by the third-party developers of the underlying AI models, including those related to the accuracy, bias, and other variables of the data, and these safeguards may be insufficient. The terms and conditions under which we engage with partners and suppliers of AI solutions may be inadequate to protect information we share in the context of interactions with AI technology, which may result in confidential and/or proprietary information improperly being used to train third-party AI models.
Using AI and other machine learning technologies while the technology is still developing may expose us to liability, reputational harm, and threats of litigation, particularly if such technology produces errors, AI bias, AI hallucinations, harmful content, discriminatory content, intellectual property infringement or misappropriation, data privacy or cybersecurity issues, or otherwise if such technology does not function as intended. The use of AI applications may also result in cybersecurity or privacy incidents. Any such incidents related to our use of AI applications could adversely affect our business. In addition, AI may present emerging ethical issues. If our use of AI becomes controversial, we may experience reputational harm or other liabilities.
Moreover, with the use of certain AI and other machine learning technologies, there may be a lack of transparency of the sources of data used to train or develop such technologies or how inputs are converted to outputs, and we may not be able to fully validate this process and its accuracy. Additionally, the use of AI and other machine learning technologies in connection with the creation or development of intellectual property may present challenges in asserting ownership over the resulting output given the position of courts and intellectual property offices in certain jurisdictions that human inventorship is required for patent protection of an AI-generated invention and human authorship is required for copyright protection of an AI-generated work of authorship. Further, there is a risk that the data inputted into such technologies may contain confidential information, including trade secrets, resulting in such information becoming accessible by third parties or being used to train the technologies.

Further, given the nascence of AI, factors that may impact AI, such as government regulations and market demand, are uncertain, and we may therefore be unsuccessful in our product development efforts or incur increased operational costs. Several US states as well as the U.S. federal government are considering or have introduced or enacted legislation that is designed to govern the development or use of AI. Other states and countries have or are considering applicable legislation, and the EU AI Act, which aims to introduce a common regulatory and legal framework for EU Member States, originally came into effect on August 1, 2024 and may undergo amendments as introduced in the EU's November 2025 Digital Omnibus. As enacted, the EU AI Act imposes significant obligations on providers and deployers of high-risk AI systems and encourages providers and deployers of AI systems to account for EU ethical principles in their development and use of these systems. Our ability to use and offer AI and machine learning solutions may be constrained by current or future laws, regulatory or self-regulatory requirements. The rapid evolution of AI, including potential additional government regulation of AI and its various uses, may require significant expenditures for us to implement compliant and ethical AI practices, which could increase our operational costs and negatively affect our business, financial condition and results of operations. We may also be subject to significant enforcement actions or litigation in the event of any perceived or actual non-compliance.
Our competitors or other third parties may also incorporate AI into their products and operations. If they adopt the use of AI more quickly or more successfully than us, our ability to compete effectively may be impaired, which may adversely affect our business and results of operations. As AI systems are highly complex and rapidly developing, it is not possible to predict all legal, financial, regulatory, operational or technological risks that may arise relating to our use of AI.
Our growth strategy involves building on our success in payments and financial solutions, which may present risks and challenges that we have not yet experienced.
Our payments and financial solutions continue to become an increasingly important part of our business. Payments solutions also represent an entry point for us into the provision of other financial solutions such as our merchant cash advance (or similar) offerings. Building on the success of our payments and financial solutions is integral to our growth strategy. This strategy has and will continue to require significant investment in cross-functional operations and management focus, along with investment in supporting technologies and people. Implementation of this strategy may also divert management’s attention from other aspects of our business and place a strain on our management, operational, development and financial resources, as well as our information systems. The availability of Lightspeed Payments and other payments and financial solutions in various countries around the world requires us to comply with different and evolving laws governing payment processing, financial services, as well as the collection, storage and use of information and data, including personal data. We may incur additional costs and operational challenges in complying with these laws, and differences in these laws may cause us to operate our businesses differently in different territories. If so, we may incur additional costs and may not fully realize the investment in our international expansion.
Further, we are developing certain solutions that form a part of our payments and other financial solutions set. Development of new solutions incorporating advanced technology is a complex process and subject to numerous uncertainties. Our success in developing such solutions will depend in part on our ability to develop them in a manner that keeps pace with continuing changes in technology, evolving laws, regulations and industry standards, new solution and product introductions by competitors, changing client preferences and requirements and the interoperability of such solutions with our platform, including the platforms of companies we acquire, and third-party developed portions thereof. Our risk models for these solutions will also continue to require maturation.
In addition, we face competition from established payment processors and financial solutions providers offering existing and proven payments and other financial solutions. These payment processors and other financial solutions providers and their product offerings benefit from a long history of market acceptance and familiarity as compared to Lightspeed Payments and our other payments and financial solutions. Potential customers for our payments solutions and financial solutions may be reluctant to adopt our solutions over existing solutions for a variety of reasons, such as transition costs, business disruption, or loss of functionality to which they are accustomed. Customers may also consider our solutions as inferior to similar solutions offered by our competitors. Further, many of our customers, including the customers of companies we have acquired, currently rely on integrated payments solutions, on which we achieve lower margins compared to Lightspeed Payments. Finally, the marketability of our payments and other financial solutions we offer could be significantly affected by changes in economic or market conditions or by the adoption of new technologies and solutions, including payment technologies. There can be no assurance that our customers will adopt Lightspeed Payments over other competing payment solutions or existing integrated payments solutions, nor can there be any assurance that our customers will adopt our other financial solutions.
If we are unable to provide a convenient and consistent payment experience for our customers, our ability to compete and our results of operations could be adversely affected. In addition, if the solutions we have incorporated into or offer alongside our payments solutions do not appeal to our customers, reliably function as designed, or maintain the privacy and security of customer data, we may experience a loss of customer confidence or lost revenue, which could adversely affect our reputation and results of operations.

We are selling our POS and payments solutions together as one unified offering. We believe unified payments results in the best experience for customers by improving consistency and reliability, streamlining support and billing, and enhancing opportunities for them to avail themselves of innovative product functionality. In connection with our unified payments offering, we continue to support our customers with free hardware and implementation and competitive rates. As a result of this initiative, we generally require our eligible new and existing customers to adopt our payments solutions. While we believe that offering a complete all-in-one platform that includes payment processing functionality along with all the other functionality of our platform offers our customers significant advantages over separate POS solutions, some potential or existing customers may not desire to use our payment processing services or to switch from their existing payment processing vendors. We are subject to contractual and operational constraints that limit our ability to migrate certain customers to our unified payments solution. These include non-solicitation obligations in certain third-party processor agreements, restrictions imposed by our underlying payment service providers on servicing specific industries or merchant categories, and other partnership terms and conditions. Further, our third party partners have in the past and may in the future allege that we have improperly engaged with certain customers or otherwise breached our contractual obligations to them. Any such allegations could damage our reputation and brand and further expose us to a risk of litigation or other liabilities, which are costly, time consuming, distracting to management and adversely affect our ability to successfully sell our POS and payments solutions together as one unified offering. There can be no assurance that our efforts to require new and existing customers to adopt our payments solutions will be successful and we may lose certain customers, and our operating results may be adversely affected if we are not successful in our efforts.
Our payments solutions subject us to regulatory requirements, payment card network rules, payment card transactions underwriting and other risks that could be costly and difficult to comply with or that could harm our business.
Our business depends on our ability to facilitate the acceptance by our customers of payment cards, and this ability is provided by payment card networks. We do not directly access the payment card networks that enable acceptance of payment cards. As a result, we must rely on banks and payment processors to process transactions on our behalf. The payment card networks and our payment processors require us to comply with payment card network operating rules.
Our intention to build on the success of our payments solutions, which is a core part of our growth strategy, subjects us to a number of risks related to payments processed through our platform. These risks include, but are not limited to, the following:
•    we pay interchange and other fees, which may increase our operating expenses and, as they vary, adversely affect the pricing that we are able to offer to our customers, our margins and the revenues we derive from our payments solutions;
•    payment card network operators may enter into settlements or agreements, including with government entities, which may adversely affect the pricing that we are able to offer to our customers and our margins;
•    payment card network operators and regulators have and may in the future impose rules relating to payment processing such as surcharging rules, which may adversely affect the pricing that we are able to offer to our customers and our margins;
•    our payments processors may terminate their relationships with us, fine us or increase our operating costs, if we are unable to maintain our chargeback ratios at acceptable levels, if we violate card network rules or if we engage in any other business or activity that in the view of our payments processors may increase our risk profile;
•    increased costs and diversion of management time and effort and other resources to deal with fraudulent transactions, chargeback disputes and risk monitoring;
•    potential fraudulent or otherwise illegal or prohibited activity by our customers, their consumers, developers, employees or third parties which could lead to increased liabilities, particularly as a portion of our GTV is processed via eCommerce;
•    potential unpaid customer chargebacks and fees for which we must bear the loss;
•    restrictions on funds or required reserves or other forms of security related to payments;
•    data breaches involving credit card information or other personal information, including security breaches of our customers’ systems which could lead to increased liabilities; and
•    additional disclosure and other requirements, including new reporting regulations and new payment card network operating rules.

We are required by our payments processors to comply with payment card network operating rules, settlements entered into by payment card network operators and rules imposed by banks, and we have agreed to reimburse our payments processors and the banks for any fees or fines they are assessed by payment card networks as a result of any unpaid liabilities or rule violations by us or our customers. The payment card networks have discretion to enter into settlements or agreements, including with government entities, that affect the payment card networks that we and our customers use. Settlements or agreements entered into by payment card networks may result in increased costs to us and our customers, which may adversely affect our operating results. The payment card networks also have discretion to both set and interpret the card rules and the banks can add to or modify these rules. The payment card network operating rules are set by their boards, which may be influenced by card issuers, and some of those issuers are our competitors with respect to these processing services. Many banks directly or indirectly sell processing services to merchants in direct competition with us. These banks could attempt, by virtue of their influence on the networks, to alter the networks’ rules or policies to the detriment of non-members including certain of our businesses. In addition, we face the risk that one or more payment card networks or other processors may, at any time, assess penalties against us or terminate our ability to accept credit card payments or other forms of online payments from customers, which would have an adverse effect on our business, financial condition and operating results.
If we fail to comply with the rules and regulations adopted or settlements entered into by the payment card networks, we could be in breach of our contractual obligations to our payments processors, banks, partners and customers. Such failure to comply may subject us to fines, penalties, damages, higher transaction fees, increased security requirements and civil liability, and could eventually prevent us from processing or accepting payment cards or could lead to a loss of payment processor partners, even if there is no compromise of customer information.
We or our partners may be subject to a variety of laws, regulations and rules globally related to payment processing, including the National Automated Clearing House Association Rules, the Retail Payment Activities Act in Canada, various surcharging rules and others governing cross-border and domestic money transmission, gift cards and other prepaid access instruments, electronic funds transfers, taxation reporting requirements, contract disclosure requirements, foreign exchange, anti-money laundering, anti-corruption, counter-terrorist financing, privacy and data protection, banking, sanctions and import and export control restrictions. Depending on how our platform and our other customer solutions evolve, and as we expand our payments solutions to new geographies, we expect to become subject to additional laws, either in existing or new jurisdictions. In some jurisdictions, the application or interpretation of these laws and regulations is not clear. Our efforts to comply with these laws and regulations could be costly and result in diversion of management time and effort and may still not guarantee compliance. In the event that we are found to be in violation of any such legal or regulatory requirements, we may be subject to monetary fines or other penalties such as a cease and desist order, or we may be required to make changes to our platform, any of which could have an adverse effect on our business, financial condition and results of operations.
Our risk management efforts in connection with the processing of payments may not be effective, which could expose us to losses and liability and otherwise harm our business.
As we continue to focus on the adoption of our payments solutions across our customer base, greater efforts will be required to vet and monitor our customers and to determine whether the transactions we process for them are legitimate. Our solutions have in the past and may in the future be used to process illegitimate transactions, and in such event we are expected to settle those funds to customers and may be unable to recover them, in which case we would suffer losses and liability. These types of illegitimate transactions can also expose us to governmental and regulatory scrutiny and enforcement actions, and potentially prevent us from satisfying our contractual obligations to our third-party partners which may cause us to be in breach of our obligations. The highly automated nature of, and liquidity offered by, our payments services make us a target for illegal or improper uses, including fraudulent or illegal sales of goods or services, money laundering, and terrorist financing. Identity thieves and those committing fraud using stolen or fabricated credit card or bank account numbers, or other deceptive or malicious practices, can subvert our underwriting processes and other efforts to mitigate against fraud risk and steal significant amounts of money from our customers, which amounts we have been and may continue to be required to absorb. Such fraud risk may be amplified as a result of improvements in technology or emerging technologies such as AI. In configuring our payments services, we face an inherent trade-off between security and customer convenience. Our risk management policies, procedures, techniques, and processes may not be sufficient to identify all of the risks to which we are exposed, to enable us to mitigate the risks we have identified, or to identify additional risks to which we may become subject in the future. Our current business, changes due to macroeconomic uncertainty and anticipated domestic and international growth will continue to place significant demands on our risk management and compliance efforts, and we will need to continue hiring experienced personnel to manage our risks and developing and improving our existing risk management infrastructure, techniques, and processes. As a greater number of customers use our services over time, our exposure to material risk losses from a single customer, or from a small number of customers, will increase. In addition, when we introduce new services, focus on new business types, or begin to operate in markets where we have a limited history of fraud loss, we may be less able to forecast and reserve accurately for those losses. Furthermore, if our risk management policies and processes contain errors or are otherwise ineffective, we may suffer large financial losses and our business may be materially and adversely affected.

We have and will continue to be exposed to risks associated with chargebacks and refunds in connection with payment card fraud or relating to the goods or services provided by our customers. In the event that a billing dispute between a cardholder and a customer is not resolved in favor of the customer, including in situations where the customer engaged in fraud, the transaction is typically “charged back” to the customer and the purchase price is credited or otherwise refunded to the cardholder. If we are unable to collect chargeback or refunds from the customer’s account, or if the customer refuses to or is unable to reimburse us for a chargeback or refunds due to closure, bankruptcy, or other reasons, we may bear the loss for the amounts paid to the cardholder, in addition to corresponding fees and fines. While we have the right to do so, we do not typically collect and maintain reserves from our customers to cover these potential losses, and for customer relations purposes, we sometimes decline to seek reimbursement for certain chargebacks. The risk of chargebacks is typically greater with those of our customers that promise future delivery of goods and services, and that finalize sales in a card-not-present environment such as via eCommerce or over the phone. Moreover, chargebacks typically increase during economic downturns due to customers becoming insolvent or bankrupt or otherwise unable to fulfill their commitments for goods or services. Additionally, tariffs and other protective government actions, global supply chain disruptions and shortages have and may continue to negatively affect customers' ability to deliver goods and services on time or at all, which increases the risk of chargebacks. If we are unable to maintain our losses from chargebacks at acceptable levels, the payment card networks could fine us, increase our operating costs, or terminate our ability to process payment cards. Any increase in our operating costs could damage our business, and if we were unable to accept payment cards, our business would be materially and adversely affected.
We are subject to additional risks relating to our merchant cash advance program including the availability of capital to fund customers, the ability of our customers to generate sales to remit receivables, general macroeconomic conditions, legal and regulatory risks and the risk of fraud.
To further complement our core cloud solutions, we offer a merchant cash advance program called Lightspeed Capital. This program provides cash advances to eligible merchants and is designed to help them with overall business growth and cash management. Merchants use these cash advances to manage their cash flows, to buy inventory, and to invest in marketing, among other things. Such merchant cash advance programs are subject to additional risks. We are dependent on certain third-party partners to operationalize merchant cash advances. Further, if we cannot source capital to fund the advances for our customers, we might have to reduce the availability of this service, or cease offering it altogether. We may in the future become more dependent on certain third party partners as we continue to scale our merchant cash advance program, which may present different challenges including inferior economics. A decline in macroeconomic conditions could lead to a decrease in the number of our customers eligible for an advance, and/or increase the risk of fraud or non-payment. If more of our customers cease operations, experience a decline in sales, or engage in fraudulent behaviour, including subverting our underwriting processes, it would make it more difficult for us to obtain the receivables we have purchased via merchant cash advances or to obtain repayment of merchant cash advances we have made. In addition, if we fail to correctly predict the likelihood of timely repayment of merchant cash advances, our business may be materially and adversely affected.
We may also use automation tools and other data-driven processes to identify merchants eligible for merchant cash advances or payments processing services and to determine whether, and on what terms, to make offers to such merchants. If these tools or processes rely on incomplete, inaccurate or otherwise unreliable data, or if their outputs are affected by flaws in design, implementation or monitoring, they may generate inaccurate or otherwise inappropriate eligibility assessments, offers or terms. As a result, we could experience increased credit, fraud, compliance, litigation, regulatory, reputational or customer relationship risk, and our business, results of operations and financial condition could be materially and adversely affected. Merchant cash advances are generally unsecured obligations, and they are not guaranteed or insured in any way. If we are unable to properly manage the risks of offering merchant cash advances to customers, our business may be materially and adversely affected. Our financial exposure to these risks may increase as we continue to scale our merchant cash advance program over time.
The legal and regulatory environment also subjects us to risks related to any cash advance programs we offer or may offer, and these risks increase with expansion into new geographies. In recent years we have focused on scaling our merchant cash advance program and have expanded Lightspeed Capital into some of our target European geographies (including France, Germany, the Netherlands, Belgium, the United Kingdom and Switzerland) as well as New Zealand and Australia. Laws and regulations related to merchant cash advances continue to evolve. If laws and regulations change subjecting merchant cash advances to licensing, disclosure or other issuing requirements, our costs may increase or we may decide to discontinue the merchant cash advance program altogether or in part, and our business and results of operations would be negatively impacted.
We intend to continue to explore other products, models, structures and markets to advance cash or capital to our merchants. Some of those models, structures or markets may require, or be deemed to require, additional procedures, partnerships, licenses, regulatory approvals or capabilities. Should we fail to expand and evolve in this manner, or should these new products, models, structures, markets or new regulations or interpretations of existing regulations, impose requirements on us that are impractical or that we cannot satisfy, the future growth and success of our merchant cash advance program may be materially and adversely affected.

Our operating results are subject to seasonal fluctuations.
Our transaction-based revenues generally scale with the total dollar value of transactions processed through our platform. We believe our transaction-based revenues will continue to represent a significant proportion of our overall revenue mix as a result of customer adoption of our payments solutions, and we expect seasonality of our quarterly results to continue. We expect our overall revenue to continue to be correlated to our GPV. While we have observed seasonality for certain prior quarters, historical patterns in our business have not always been and may not in the future be a reliable indicator for our future performance. Fluctuations in quarterly results may materially and adversely affect the predictability of our business and the price of our subordinate voting shares.
Our brand is integral to our success. If we fail to effectively maintain, promote and enhance our brand, our business and competitive position may be harmed.
We believe that maintaining, promoting and enhancing the Lightspeed brand is critical to expanding our business. Maintaining and enhancing our brand will depend largely on our ability to continue to provide high-quality, well-designed, useful, reliable and innovative solutions, which we may not do successfully.
Errors, defects, data breaches, disruptions, outages or other performance problems with our platform or related services, including with third-party applications, may harm our reputation and brand. We may introduce new solutions or terms of service that our customers and their consumers do not like, which may negatively affect our brand. Additionally, if our customers or their consumers have a negative experience using our solutions or third-party solutions integrated with Lightspeed, such an experience may affect our brand, especially as we continue to attract larger customers to our platform.
We receive media coverage globally. Any unfavorable media coverage or negative publicity about our industry or our Company, including, for example, publicity relating to the quality, reliability, or the way in which we market, disclose or represent our platform, our privacy and security practices, our product changes, our payment processing terms of service or rates, our financial reporting, pending or threatened litigation, regulatory activity, or the actions of our employees, partners or our customers, could seriously harm our reputation, even if inaccurate or misleading. Such negative publicity could also adversely affect the size, demographics, engagement, and loyalty of our customers and result in decreased revenue, which could seriously harm our business. Critics of our industry, and others who may want to pursue an agenda have in the past and may in the future utilize the internet, social media, the press and other means to publish criticisms of our industry, our Company and our competitors, or make allegations regarding our business and operations, or the business and operations of our competitors. We or others in our industry may receive similar negative publicity or allegations in the future, and it could be costly, time consuming, distracting to management, negatively affect our ability to hire, retain, and motivate qualified personnel, cause fluctuations in the market price of our subordinate voting shares and harm our business and reputation.
We believe that the importance of brand recognition will increase as competition in our market increases. In addition to our ability to provide reliable and useful solutions at competitive prices, successful promotion of our brand will depend on the effectiveness of our marketing efforts. In Fiscal 2025 and Fiscal 2026, as part of our transformation strategy, we began to enhance our go-to-market strategy with more targeted outbound efforts, field sales, and local marketing expansion. Our outbound go-to-market approach involves proactively targeting and acquiring leads and utilizing verticalized sales and marketing pods to drive brand awareness within target verticals. As part of this transformation strategy we are shifting from paid advertising to more targeted outbound efforts. Our inbound go-to-market approach involves advertisements on search engines, social networking and media sites, and paid banner advertisements on other websites. In addition, our platform is also marketed through our partner and reseller channels and through a number of free traffic sources, including customer referrals, word-of-mouth and search engines. We further supplement these efforts with paid media, trade shows, sponsored events, and influencer marketing for some of our campaigns. The success of our brand promotion efforts is partly dependent on our visibility on third-party advertising platforms and changes in the way these platforms operate or changes in their terms or data use practices could make marketing and promotion of our platform and brand more expensive and difficult. Our efforts to market our brand have involved significant expenses. Our marketing spend may not yield increased revenue, and even if it does, any increased revenue may not offset the expenses we incur in building and maintaining our brand. There can be no assurance that we will be successful in fully evolving our enhanced outbound go-to-market motion, or that shifting from paid advertising to more targeted outbound efforts will effectively improve our brand recognition. The failure to successfully execute on our outbound and inbound go-to-market motions or realize the benefits therefrom could have a material adverse effect on our business, financial condition and results of operations.
We rely on a limited number of suppliers to provide part of the technology we offer through Lightspeed Payments and/or other payments offerings.
In order to provide our customers with payments solutions, we have entered into a variety of payment processing agreements including with Stripe, Inc. and its subsidiaries (collectively, “Stripe”), Adyen N.V. (“Adyen”) and PayPal, Inc. (“Paypal”). Additionally, certain of our payments solutions for acquired customers are provided via payment processing agreements with First Data Corporation

(“First Data”). These agreements are of significant importance to Lightspeed Payments and/or our other payments offerings and any disruption or problems with Stripe, Adyen, PayPal, First Data or their respective services could have an adverse effect on our reputation, results of operations and financial results. If any of these providers were to terminate their relationship with us or our relationships with these providers were to terminate for any reason, we could incur substantial delays and expenses in finding and integrating an alternative payment service provider into our ecosystem, and the quality and reliability of such alternative payment service provider may not be comparable. Any long-term or permanent disruption in Lightspeed Payments and/or our other payments offerings would negatively impact our revenues, since our customers would be required to use one of our integrated payment processing solutions or a third-party payment provider. Our suppliers also depend on various banks and other financial institutions to provide certain payment processing services. Any variations to those relationships, outages, delays, or shutdowns impacting the banking industry would impede our ability to provide payments solutions to our customers and could have an adverse resulting impact on our financial results.
We are selling our POS and payments solutions together as one unified offering. We believe unified payments results in the best experience for customers by improving consistency and reliability, streamlining support and billing, and enhancing opportunities for them to avail themselves of innovative product functionality. In connection with our unified payments offering, we continue to support our customers with free hardware and implementation and competitive rates. As a result of this initiative, we generally require our eligible new and existing customers to adopt our payments solutions. While we believe that offering a complete all-in-one platform that includes payment processing functionality along with all the other functionality of our platform offers our customers significant advantages over separate POS solutions, some potential or existing customers may not desire to use our payment processing services or to switch from their existing payment processing vendors. We are limited in our ability to switch certain customers to our unified payments solution by virtue of the terms and conditions of partnerships we have with third party payments processors. Further, our third party partners have in the past and may in the future allege that we have improperly engaged with certain customers or otherwise breached our contractual obligations to them. Any such allegations could damage our reputation and brand and further expose us to a risk of litigation or other liabilities, which are costly, time consuming, distracting to management and adversely affect our ability to successfully sell our POS and payments solutions together as one unified offering.
Following the divestiture of our Upserve business, certain of our customers' payment processing will be supported via a temporary transition service arrangement. This arrangement will result in different revenue recognition treatment in respect of the relevant payments revenue, and we may experience additional risks in servicing these merchants, including our ability to successfully rely on an additional third party to provide payments services to these customers, collect fees and comply with our obligations and to provide the same level of customer service to merchants subject to this arrangement, and these additional risks may adversely impact our revenues and customer retention.
Our growth depends in part on the success of our strategic relationships with third parties.
We anticipate that the growth of our business will continue to depend on third-party relationships, including strategic partnerships and relationships with our service providers and suppliers, software developers, app developers, theme designers, referral sources, resellers, payments processors, installation partners, providers of artificial intelligence technology and solutions, providers of online sales channels, system integrators and other partners. In addition to growing our Lightspeed Wholesale ecosystem and third-party partner ecosystem, we have entered into agreements with, and intend to pursue additional relationships with, other third parties, such as marketplace partners, shipping partners and technology and content providers. Identifying, negotiating and documenting relationships with third parties requires significant time and resources as does integrating third-party technology and content. Some of the third parties that sell our services have direct contractual relationships with our customers, and in these circumstances, we risk the loss of such customers if those third parties fail to perform their contractual obligations, including in the event of any such third party’s business failure. Our agreements with providers of cloud hosting, technology, content and consulting services are typically non-exclusive and do not prohibit such service providers from working with our competitors or from offering competing services. In particular, we have limited providers of cloud hosting services. These third-party providers may choose to terminate their relationship with us or to make material changes to their businesses, products or services in a manner that is adverse to us.
The success of our platform depends, in part, on our ability to integrate third-party applications, themes and other offerings into our third-party ecosystem. Third-party developers may also change the features of their offering of applications and themes or alter the terms governing the use of their offerings in a manner that is adverse to us. If third-party applications and themes change such that we do not or cannot maintain the compatibility of our platform with these applications and themes, or if we fail to provide third-party applications and themes that our customers desire to add to their businesses, demand for our platform could decline. We are also dependent on the interoperability of our platform with third-party mobile and tablet devices along with their respective operating systems, as well as web browsers and application stores that we do not control. If we are unable to maintain technical interoperation, our customers may not be able to effectively integrate our platform with other systems and services they use. We may also be unable to maintain our relationships with certain third-party vendors if we are unable to integrate our platform with their offerings. In addition, third-party developers may refuse to partner with us or limit or restrict our access to their offerings. Partners may also impose additional restrictions on the ability of third parties like Lightspeed and our customers to access or use data from their consumers.

Such changes could functionally limit or terminate our ability to use these third-party offerings with our platform, which could negatively impact our solution offerings and harm our business. If we fail to integrate our platform with new third-party offerings that our customers want or need for their businesses, or to adapt to the data transfer requirements of such third-party offerings, we may not be able to offer the functionality that our customers and their clients expect, which would negatively impact our offerings and, as a result, harm our business.
Further, our competitors may effectively incentivize third-party developers to favor our competitors’ products or services, which could diminish our prospects for collaborations with third-parties and reduce subscriptions to our platform. In addition, providers of third-party offerings may not perform as expected under our agreements or under their agreements with our customers, and we or our customers may in the future have disagreements or disputes with such providers. If any such disagreements or disputes cause us to lose access to products or services from a particular supplier, increase our associated expenses, or lead us to experience a significant disruption in the supply of products or services from a current supplier, especially a single-source supplier, they could have an adverse effect on our business and operating results.
Failure to effectively expand and adapt our go-to-market capabilities could harm our ability to achieve broader market acceptance of our platform.
Achieving broader market acceptance of our platform, particularly among high GTV retailers and restaurateurs, will depend, in part, on our ability to effectively expand and adapt our go-to-market operations and activities among retail customers in North America and hospitality customers in Europe. We are substantially dependent on our online marketing efforts and on our direct sales force to obtain new customers. Our go-to-market organization has expanded over time, and we plan to continue to focus on our outbound and partner channel go-to-market motions as part of our strategy. We plan to continue to invest in core roles in our go-to-market labour force, both domestically and internationally, with a focus on retail customers in North America and hospitality customers in Europe, to help support disciplined growth. Our ability to achieve significant revenue growth in the future will depend, in part, on our success in recruiting, training and retaining a sufficient number of experienced go-to-market professionals. New hires require significant training and time before they achieve full productivity, particularly for outbound, including field sales, personnel and in new verticals and territories. Our recent and planned hires may not become productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the future in the markets where we do business on a timely basis or at all. We also may not achieve anticipated growth in revenues from our partners if we are unable to attract and retain additional motivated partners, if any existing or future channel partners fail to successfully market, resell, implement or support our platform for their customers, if we fail to effectively collect revenues owed to us by partners, or if our partners represent multiple providers and devote greater resources to market, resell, implement and support the products and solutions of these other providers. Because we do not have a long history of expanding and adapting our go-to-market labour force, particularly with respect to our outbound and field sales motions, we cannot predict whether, or to what extent, our sales will increase as we invest in and adapt our go-to-market labour force or how long it will take for personnel to become fully productive. If our go-to-market initiatives do not generate a significant increase in revenue, our business and future growth prospects could be harmed.
If we fail to maintain a consistently high level of customer service or if we fail to manage our reputation, our brand, business and financial results may be harmed.
We believe our focus on customer service and support is critical to attract and onboard new customers, retain our existing customers and grow our business. As a result, we have invested heavily in the quality and training of our support team, along with the tools they use to provide this service. We have also invested in tailored customer support experiences for complex, higher GTV customers. In addition, we maintain a sizeable support team contingent via third-party providers located in South Africa and the Philippines.
The number and complexity of our customers has grown over time, which puts additional pressure on our support organization. In order to meet these needs and to supplement our customer support teams, we have relied in the past and will continue to rely on self-service customer support to resolve common or frequently asked questions, including by leveraging evolving technology such as artificial intelligence. If we are unable to provide efficient and effective customer support globally at scale including through the use of self-service support or by leveraging evolving technology such as artificial intelligence, our ability to grow our operations may be harmed and we may need to hire additional support personnel, which could harm our margins and results of operations.
If we or our third-party service providers are unable to maintain a consistently high level of customer service, including executing a tailored customer support experience for complex, higher GTV customers, we may lose existing customers. In addition, our ability to attract new customers is highly dependent on our reputation and on positive recommendations from our existing customers. Any failure to maintain a consistently high level of customer service and to help our customers quickly resolve issues and provide effective ongoing support could harm our ability to retain existing customers and attract new customers, particularly in our ideal customer profile, and our reputation with existing or potential customers could suffer. We may experience difficulties maintaining a consistent level of service across our international operations and third-party providers, including as a result of executing our transformation plan.

Security breaches, denial of service attacks, or other hacking and phishing attacks on our systems or other security breaches, including internal security failures, could harm our reputation or subject us to significant liability, and adversely affect our business and financial results.
We operate in an industry that is a target of cyberattacks. Failure to prevent or mitigate security breaches and improper access to or disclosure of our data, customer data, or the data of their consumers, could result in the loss or misuse of such data, which could harm our business and reputation and subject us to legal or regulatory action. The security measures we have integrated into our internal networks and platforms are designed to prevent or minimize security breaches but may not function as expected or may not be sufficient to protect our internal networks and platforms against certain attacks. As AI technologies develop rapidly, threat actors are using these technologies to create new attack methods that are increasingly automated, faster to exploit and more difficult to detect and defend against. In addition, incidents can originate on our partners' websites or systems, which can then be leveraged to access our website or systems, further preventing our ability to successfully identify and mitigate an attack. Threat actors are rapidly evolving the techniques used to sabotage or to obtain unauthorized access to networks in which data is stored or through which data is transmitted and even employing AI to enhance the sophistication and speed of their attacks. As a result, we may be unable to anticipate these techniques or implement adequate preventative measures to prevent an electronic intrusion into our networks. While we have established cyberattack remediation plans to guide us in triaging and responding to such attacks, there can be no assurance that the measures set forth under such plan will be adequate in all circumstances nor that they will be effective in mitigating, or allowing us to recover from, the effects of such attacks. Moreover, while we have insurance coverage, this coverage may be insufficient to compensate us for all liabilities that we may incur.
Our customers’ storage and use of data to operate their businesses and deliver services to their consumers is essential to their use of our platform, which stores, transmits and processes our customers’ proprietary information and personal information relating to them, their employees and their consumers. If a security breach were to occur, as a result of third-party action, employee error, breakdown of our internal security processes and procedures, malfeasance or otherwise, and the confidentiality, integrity or availability of our customers’ data were disrupted, we could incur significant liability to our customers, to partners and to individuals whose information was being stored by our customers, and our platform may be perceived as less desirable, which could negatively affect our business and damage our reputation.
Our platform and third-party applications available on, or that interface with, our platform have been and in the future may be subject to distributed denial of service attacks (“DDoS”), a technique used by hackers to take an internet service offline by overloading its services. Since techniques used to deliver DDoS attacks are evolving, particularly with the increasing use of AI, we may be unable to implement adequate preventative measures or stop DDoS attacks or security breaches while they are occurring. We cannot guarantee that applicable recovery systems, security protocols, network protection mechanisms and other procedures are or will be adequate to prevent network and service interruption, system failure or data loss. In addition, computer malware, viruses, ransomware, extortion, and hacking and phishing attacks or social engineering incidents by third parties are prevalent in our industry and intensifying due to AI. We have experienced such attacks and security incidents in the past and may experience them in the future. For example, in recent years we have been the target of frequent phishing and DDoS attempts. Any actual or perceived DDoS attack or security breach could damage our reputation and brand, expose us to a risk of litigation and possible liability and require us to expend significant capital and other resources to respond to and/or alleviate problems caused by the DDoS attack or security breach.
Moreover, our platform and third-party applications available on, or that interface with, our platform could be breached if vulnerabilities in our platform or third-party applications are exploited by unauthorized third parties or due to employee error, breakdown of our internal security processes and procedures, malfeasance, or otherwise. If these third parties fail to adhere to adequate data security practices, or in the event of a breach of their networks, our own and our customers' data may be improperly accessed, used or disclosed.
Further, threat actors may attempt to use credentials from the dark web, fraudulently induce or extort employees or customers into disclosing sensitive information such as credentials or other information or otherwise compromise the security of our internal networks, electronic systems and/or physical facilities in order to gain access to our data or our customers’ data. As a result of our increased visibility, the size of our customer base, and the increasing amount of confidential information we process, we believe that we are more likely to be a target for such attacks. This threat may intensify in the event of cyberattacks stemming from geopolitical events and unrest. In addition to our own platform and applications, some of the third parties we work with may receive information provided by us, by our customers, or by our customers’ consumers through web or mobile applications integrated with Lightspeed. If the third parties we work with fail to adhere to adequate data security practices, or in the event of a breach of their networks, our own and our customers’ data may be improperly accessed, used or disclosed.
Some jurisdictions have enacted laws requiring companies to notify individuals and authorities of data security breaches involving certain types of personal or other data and our agreements with our customers and certain partners require us to notify them in the event of a security incident. Similarly, if our suppliers experience data breaches and do not notify us or honor their notification obligations to authorities or users, we could be held liable for the breach. We may not be in a position to assess whether a data breach at one of our suppliers would trigger an obligation or liability on our part. Such mandatory disclosures are costly, could lead to negative publicity, and may cause our customers to lose confidence in the effectiveness of our data security measures. Moreover, if a high-profile security breach occurs with respect to another SaaS provider, customers may lose trust in the security of the SaaS business model generally, which could adversely impact our ability to retain revenue from existing customers or attract new ones. Similarly, if a high-profile security breach occurs with respect to a retailer or eCommerce platform, customers may lose trust in eCommerce more generally, which could adversely impact our customers’ businesses. Any of these events could harm our reputation or subject us to significant liability, and materially and adversely affect our business and financial results.
System failures, interruptions, delays in service, catastrophic events, inadequate infrastructure and resulting interruptions in the availability or functionality of our platform could harm our reputation or subject us to significant liability, and adversely affect our business and financial results.
Our brand, reputation and ability to attract, retain and serve our customers are also dependent upon the reliable performance of our platform, including our underlying technical infrastructure. Our platform is mission critical for our customers who rely on it to manage their businesses and the data collected in connection therewith, including transaction records, information about inventory and customers and other important business information and data. Our systems, those of our third-party data center facilities and those of our payment partners and other service providers may experience service interruptions, human error, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks and other geopolitical unrest, cyberattacks or disruptions, computer viruses, ransomware, malware or other events. Our systems are also subject to break-ins, sabotage, and acts of vandalism. Our platform and technical infrastructure may not be adequately designed with sufficient reliability and redundancy and our disaster recovery planning, which includes using geographically distinct and multi-region data centers, may not be sufficient to avoid performance delays or service outages that could be harmful to the businesses of our customers and our business.
In addition, as a provider of payments and financial services solutions, we are subject to increased scrutiny by regulators that may require specific business continuity and disaster recovery plans and more rigorous testing of such plans. This increased scrutiny may be costly and time-consuming and may divert our resources from other business priorities. We have experienced significant growth in GPV over the past years; however, despite the implementation of architectural changes to safeguard sufficient future processing capacity on our payments platform, in the future such payments platform could potentially reach the limits of the number of transactions it is able to process, resulting in longer processing time or even downtime. Our efforts to safeguard sufficient future processing capacity are time-consuming, involve significant technical risk and may divert our resources from new features and products, and there can be no guarantee that these efforts will succeed. Furthermore, any efforts to further scale the platform or increase its complexity to handle a larger number or more complicated transactions could result in performance issues, including downtime. A failure to adequately scale our payments platform could therefore materially and adversely affect our business, financial condition or results of operations.
We have in the past experienced and may in the future experience service interruptions that disrupt the availability or reduce the speed or functionality of one or more of our solutions. These events have resulted and likely will result in loss of revenue. In addition, they could result in significant expense to repair or replace damaged equipment and remedy resultant data loss or corruption. A prolonged interruption in the availability or reduction in the speed or other functionality of our platform could materially harm our reputation and business. Frequent or persistent interruptions in access to functionality of our platform could cause our customers to believe that our platform is unreliable. If our platform is unavailable when our customers attempt to access it, or if our platform does not perform to expected levels, especially during peak periods for our customers, such as the holiday shopping season, our customers may cease to use our platform entirely. Moreover, to the extent that any system failure or similar event results in damages to customers or their businesses, these customers could seek compensation from us for their losses, and those claims, even if unsuccessful, would likely be time-consuming and costly to address. While we have implemented measures intended to prevent or mitigate such interruptions, there can be no assurance that such measures will successfully prevent service interruptions in the future.
A significant natural disaster could have a material and adverse effect on our business. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at our headquarters or the data centers of our service providers could result in lengthy interruptions in access to or functionality of our platform or could result in related liabilities. We do not maintain insurance sufficient to compensate us for the potentially significant losses that could result from disruptions to our services.
Interruptions or other issues in the proper functioning of or upgrades to our information technology systems could cause disruption to our operations.
Our information technology systems require periodic modifications, upgrades, and replacement that subject us to costs and risks, including potential disruption to our internal control structure, substantial capital expenditures, additional administration and operating expenses, retention of sufficiently skilled personnel or outside firms to implement and operate existing or new systems, diversion of management’s attention from other aspects of our business, and other risks and costs of delays or difficulties in transitioning to new or modified information technology systems or of integrating new or modified information technology systems into our current technical infrastructure.
We are continually improving and upgrading our information technology systems, including systems of the companies we have acquired, which acquired systems we have integrated to varying degrees. Implementation of new information technology systems is complex, expensive, and time-consuming. If we fail to timely and successfully implement new information technology systems, or improvements or upgrades to existing or integrated information technology systems, or if such information technology systems do not operate as intended, this could have an adverse impact on our business, internal controls (including internal controls over financial reporting), results of operations and financial condition.
We heavily rely on our information technology systems to manage our various business operations and regulatory compliance. Our technical infrastructure has in the past and may in the future be subject to damage or interruption from a variety of sources, including power outages, computer and telecommunications failures, fraud, computer viruses, cybersecurity breaches (the risk of which may be heightened or facilitated by artificial intelligence), vandalism, severe weather or climate conditions (such as storms, flooding or wildfires), catastrophic events, military or political conflicts, terrorism, and human error. If our information technology systems, including systems operated by our third-party service providers and cloud infrastructure partners, are damaged, fail to function properly, or otherwise become compromised or unavailable, we may incur substantial costs to repair or replace them, and we may experience loss of critical data and interruptions or delays in our ability to perform critical functions, which could adversely affect our business, results of operations and financial condition.
We store personal and other information of our partners, our customers and their consumers and our employees. If the security of this information is compromised or is otherwise accessed without authorization, or is perceived to be compromised or accessed without authorization, our reputation may be harmed and we may be exposed to liability and loss of business.
We store personal information and other confidential information of our partners and our customers, and may also store payment information of our customers. We also collect and maintain personal information of our employees. Third-party software applications integrated with Lightspeed and the third-party applications available on our platform may also store personal information and/or other confidential information. We do not regularly monitor or review the content that our customers upload and store, or the information provided to us through the applications integrated with our platform, and, therefore, we do not control the substance of the content hosted within our platform, which may include personal information. Additionally, we use third-party service providers and subprocessors to help us deliver services to customers and their consumers. These service providers and subprocessors may store personal information, payment information and/or other confidential information.
We have in the past experienced and may in the future experience successful attempts by third parties to obtain unauthorized access to the personal information of our partners, our customers and our customers’ consumers, and events or situations as a result of which this information was or could be exposed through human error, malfeasance or otherwise. Cyber incidents have been increasing in sophistication and frequency and threat actors are using AI technologies to create new attack methods that are increasingly automated, targeted, coordinated and more difficult to detect and defend against. The unauthorized or inadvertent release or access, or other compromise of this information could have a material adverse effect on our business, financial condition and results of operations. Even if such a data breach were to affect one or more of our competitors or our customers’ competitors, rather than us, the resulting consumer concern could negatively affect our customers and/or our business.
We are also subject to federal, state, provincial and foreign laws regarding cybersecurity and the protection of data. The regulatory framework in Canada, the United States, Europe and many other jurisdictions in respect of privacy issues is constantly evolving and is likely to remain uncertain for the foreseeable future. Numerous laws and regulations, including but not limited to Canada's Personal Information Protection and Electronic Documents Act, Québec's Law 25, the European Union's General Data Protection Regulation (GDPR), the UK's General Data Protection Regulation, the California Consumer Privacy Act as modified by the California Consumer Privacy Rights Act, and other privacy laws and regulations enacted at the state level in the U.S. have detailed requirements concerning the collection, use, disclosure, transfer, safeguarding, and retention of personal data and grant individuals certain rights related to their personal data.
Similar U.S. state laws have gone into effect or will go into effect in the coming years, while others have been proposed in additional U.S. states and at the federal level, reflecting a trend toward more stringent privacy legislation in the U.S. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging. Restrictions imposed by such laws may also impair our merchant's ability to sell or market their products or adversely impact our product development efforts, which could affect our operating results.
Many of these laws and regulations include significant penalties. For example, Québec's Law 25 mandates penalties of up to CAD $25 million or 4% of global turnover for serious violations, whichever amount is higher. Fines for certain breaches of the GDPR or the UK GDPR range from €10 million / £8.7 million to €20 million / £17.5 million or 2% to 4% of total global annual turnover.

In addition to the foregoing, a breach of cybersecurity and data protection laws could result in regulatory investigations, reputational damage, orders to cease or change our data processing, enforcement notices, and / or assessment notices (for a compulsory audit). We may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources, and reputational harm.
We are also subject to evolving privacy laws on cookies and e-marketing. In the European Union and the United Kingdom, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem. In the European Union and the United Kingdom, express consent is required for the placement of certain cookies and similar technologies on a user’s device and for direct electronic marketing. The GDPR also imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. Recent European court and regulator decisions, regulators’ recent guidance and recent campaigns by a not-for-profit organization are driving increased attention to cookies and tracking technologies. If regulators continue to enforce the strict approach in recent guidance, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. In certain U.S. states, we may become subject to claims and lawsuits, including class actions, related to use of cookies and other website analytics and advertising tools. Regulation of cookies and similar technologies, potential litigation relating to the use of these tools, and any decline in their use as a means to identify and potentially target users, may lead to broader restrictions and impairments on our marketing and personalization activities and may negatively impact our efforts to understand users.
The interpretation and application of the above laws are often uncertain and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require us to make changes to our platform. Additionally, laws in some jurisdictions, as well as our contracts with certain customers, require us to use industry-standard or reasonable measures to safeguard personal information or confidential information, and thereby mitigate the risk of a security incident. These laws and contractual obligations, which tend to focus around individuals’ financial and payment related information, are becoming increasingly relevant to us as we process more information from our customers’ consumers through our platform.
Our failure to comply with legal or contractual requirements around the security of personal information could lead to significant fines and penalties imposed by regulators, as well as claims (including class actions) by our partners, our customers and their consumers, our employees or other relevant stakeholders. These proceedings or violations could force us to spend money in defense or settlement of these proceedings, result in the imposition of monetary liability or injunctive relief, diversion of management’s time and attention, increase our costs of doing business, and materially adversely affect our reputation and the demand for our solutions.
In addition, while we employ security measures to protect any personal information that we may collect and store, such as through encryption and authentication technology licensed from third parties, advances in computer capabilities, new discoveries in the field of cryptography, artificial intelligence and other developments may result in a compromise or breach of the technology we use to protect personal information. Techniques used to obtain unauthorized access to networks in which data is stored or through which data is transmitted change frequently and are becoming increasingly sophisticated. As a result, we, and third parties we work with, including service providers we use and third party apps or other services used by our customers, may be unable to anticipate these techniques, detect the attacks for long periods of time or implement adequate preventative measures. If our security measures fail to protect personal information adequately, including any credit card information we possess or transmit, we could be liable to our partners or our customers for their losses. As a result, we could be subject to fines, we could face regulatory or other legal action, and our customers could end their relationships with us. There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim. In addition, while we carry insurance against cybersecurity risks that we consider appropriate, we cannot be sure that our existing insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims, or that our insurers will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have an adverse effect on our business, financial condition and results of operations.
Further, because data security is a critical competitive factor in our industry, we may make statements in our privacy statements and notices and in our marketing materials describing the security of our platform, including descriptions of certain security measures we employ or security features embedded within our products. Should any of these statements be untrue, become untrue, or be perceived to be untrue, even if through circumstances beyond our reasonable control, we may face claims, including claims of unfair or deceptive trade practices, brought by the U.S. Federal Trade Commission, the Canadian Competition Bureau, state, local, or foreign regulators (e.g., a European Union-based data protection agency), or private litigants.

We may incur additional costs to maintain legitimate means for our transfer and receipt of personal data from European countries, or may be unable to maintain such legitimate means.
Laws and regulations like the GDPR restrict cross-border data transfers to third countries unless specific conditions are met, such as an adequacy decision or appropriate safeguards. We rely on a variety of data transfer mechanisms, including the EU's adequacy decision regarding Canada, Standard Contractual Clauses, and are certified under the EU-U.S. Data Privacy Framework (DPF) and its UK and Swiss extensions. The validity and ongoing adequacy of these transfer mechanisms, including the DPF, remain subject to potential challenges and regulatory scrutiny. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue. Accordingly, we may experience reluctance or refusal by current or prospective European customers to use our products, and we may find it necessary or desirable to make further changes to our handling of personal data of European residents, including arrangements to store and process such data outside the U.S.
The regulatory environment applicable to the handling of the personal data of individuals from Europe and the UK, and our actions taken in response may cause us to assume additional liabilities or incur additional costs, and could result in our business, operating results and financial condition being harmed. Any enforcement actions by data protection authorities could result in substantial costs and diversion of resources, distract management and technical personnel and negatively affect our business, operating results and financial condition.
We have in the past made, and in the future may make, acquisitions, investments and divestitures that could divert management’s attention, result in operating difficulties and/or dilution to our shareholders and otherwise disrupt our operations and adversely affect our business, operating results or financial position.
Opportunistically pursuing strategic and value-enhancing acquisitions or investment opportunities is one of our growth strategies and has been an important contributor to our past growth. We also have and in the future may pursue divestiture opportunities to align with our growth strategy. Any transactions that we enter into could be material to our financial condition and results of operations. Acquisitions and integrations or divestitures could create unforeseen operating difficulties and expenditures, whether or not such transactions are ultimately completed. Acquisitions, divestitures, and investments involve a number of risks, such as:
•    diversion of management time and focus from operating our business;
•    use of resources that are needed in other areas of our business;
•    in the case of an acquisition, implementation or remediation of controls, procedures and policies of the acquired company;
•    in the case of an acquisition, difficulty integrating the accounting systems and operations of the acquired company;
•    in the case of an acquisition, coordination of product, engineering and selling and marketing functions, including difficulties and additional expenses associated with supporting legacy services and products and hosting infrastructure of the acquired company and difficulty converting the customers of the acquired company onto our systems, platforms and contract terms, including disparities in the revenues, licensing, support or professional services model of the acquired company;
•    in the case of an acquisition, difficulty integrating, supporting or enhancing acquired product lines or services, including difficulty in transitioning acquired solutions developed with different source code architectures to our integrated platforms, difficulty in supporting feature development across our full suite of house-built and acquired solutions and strain on resources from marketing and supporting multiple platforms prior to integration;
•    in the case of an acquisition, retention and integration of employees from the acquired company, and preservation of our corporate culture;
•    in the case of an acquisition, reliance on certain existing executive teams of acquired companies in new industries;
•    in the case of an acquisition or divestiture, difficulty delivering on our product strategy, including building a platform that enables us to drive value across our full ecosystem of merchants, suppliers and consumers;
•    unforeseen costs or liabilities, including the risk of unforeseen brand or reputational harm;
•    adverse effects to our existing business relationships with partners, suppliers and customers as a result of the acquisition, investment or divestiture;

•    the possibility of adverse tax consequences;
•    in the case of an acquisition or divestiture, we may not be able to secure required regulatory approvals or otherwise satisfy closing conditions for a proposed transaction in a timely manner, or at all;
•    fluctuations in the value of our investments, impairment to the value of our investments, or the failure to realize a return on such investments;
•    regulatory risks, litigation or other claims inherited from or arising in connection with the acquired company, investment or divestiture;
•    in the case of a divestiture, unforeseen loss of institutional knowledge, resources, know-how, or other assets;
•    in the case of a divestiture, we may not be able to achieve our anticipated growth on a timely basis or at all without the divested business or we may lose certain economies of scale which may adversely impact our ability to favorably negotiate with certain third parties;
•    in the case of a divestiture, potential contractual obligations, such as change of control or assignment obligations, may be triggered, and may negatively impact our ability to execute on such divestiture, harming our business, our financial condition, or our operating results;
•    in the case of a divestiture, we may retain certain liabilities or obligations related to the divested business that may arise under contract or law, or may have difficulties enforcing our rights, contractual or otherwise, against the buyer;
•    in the case of a divestiture, we may be unable to realize the expected value of post-closing payments, including contingent payments such as earn out payments—regardless of whether performance targets are achieved—due to potential disputes over performance metrics, the buyer's post-closing operation of the business, or the buyer's failure to satisfy its payment obligations; and
•    in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks, including foreign investment restrictions, associated with specific countries. For more information, see the risk factor titled "Our business is susceptible to risks associated with international operations, including international sales, our presence and the use of our platform in various countries."
In addition, a significant portion of the purchase price of companies we acquire has historically been and in the future may be allocated to acquired goodwill and other intangible assets, which must be tested at least annually for impairment in the case of goodwill and assessed for impairment in the case of other intangible assets. In the fourth quarter of Fiscal 2025 and in Fiscal 2023, there were changes in macroeconomic conditions and our share price and market capitalization decreased. We conducted impairment tests in each case that resulted in non-cash impairment charges related to goodwill. In the future, we may be required to recognize further impairment losses in our results of operations, which could impair our ability to achieve profitability in the future.
Acquisitions and investments may also result in dilutive issuances of equity securities, which could adversely affect our share price, or result in issuances of securities with superior rights and preferences to the subordinate voting shares or the incurrence of debt with restrictive covenants that limit our future uses of capital in pursuit of business opportunities. Acquisitions, investments and divestitures may also not be well-received by the market, which could adversely affect our share price.
We may not be able to identify acquisition, divestiture or investment opportunities that meet our strategic objectives, or to the extent that such opportunities are identified, we may not be able to negotiate terms with respect to the acquisition, divestiture or investment that are acceptable to us. In addition, the acquisitions and investments that we consummate may fail to achieve our strategic objectives, in which case we may shut down, divest, or otherwise exit the acquired business or investment, which could harm our reputation and adversely affect our financial position and results of operations.
We have in the past, and may in the future, choose to divest certain businesses or product lines. If we decide to sell assets or a business, we may have difficulty obtaining terms acceptable to us in a timely manner, or at all. Additionally, we may experience difficulty separating out portions of, or entire, businesses, incur loss of revenue or experience negative impact on margins, or we may not achieve the desired strategic and financial benefits. Such potential transactions may also delay achievement of our strategic objectives, cause us to incur additional expenses, disrupt customer or employee relationships, and expose us to unanticipated or ongoing obligations and liabilities, including as a result of our indemnification obligations. Further, during the pendency of a divestiture, we may be subject to risks such as a decline in the business to be divested, loss of employees, customers, or suppliers and the risk that the transaction may not close, any of which could have a material adverse effect on the business to be divested and our retained business. If a divestiture is not completed for any reason, we may not be able to find another buyer on the same terms, and we may have incurred significant costs without any corresponding benefit.
On April 28, 2026, the Company sold all of the issued and outstanding capital stock of Provide Holdings Inc., which includes the Company's Upserve U.S. hospitality product line, to an affiliate of Skyview for $44 million in cash and up to $37 million in contingent consideration. For the $44 million of cash, $20 million was paid upon closing, and $22 million is due to be paid within 90 days of closing and is evidenced by a senior secured bridge promissory note, which includes options to extend for up to two additional 30-day periods, each subject to certain conditions being satisfied including payment of an extension fee. The remaining $2 million of cash consideration is due to be paid within 9 months of closing. The contingent consideration of up to $37 million shall be paid over two measurement periods ending March 31, 2027 and March 31, 2028 based on the achievement of EBITDA targets as defined in the purchase agreement. In connection with the transaction, the parties entered into transition services agreements at closing to facilitate the orderly transition of operations. We may experience unforeseen operating difficulties, liabilities and expenditures related to these transition services agreements. In addition, despite certain post-closing payments being unconditional, there is risk of delayed payments or non-payments. Further, we may receive less consideration due under the earn out than expected or none at all depending on factors out of our control, including the post-closing operation of the business.
We may be held liable if we fail to perform under our agreements related to the divestiture of the Upserve business or any future divestitures, and the performance of transition services may negatively affect our business and operations.
In connection with the divestiture of the Upserve business, we entered into certain agreements, including transition services agreements, providing for the performance of certain services by us for the benefit of the divested Upserve business for a period of time after the closing of the transaction. If we do not satisfactorily perform our obligations under these agreements, we may be held liable for certain losses incurred by the divested Upserve business or Skyview. In addition, during the transition services period, our management and employees may be required to divert their attention away from our business in order to provide services for the divested Upserve business, which could adversely impact our business.
Further, as a result of these transition services, our counterparty may have access to certain limited portions of our information technology systems and shared information technology infrastructure during the transition services period. Any disruption, degradation, destruction or manipulation of our information technology systems as a result of such access, whether accidental or intentional, may cause cybersecurity, data protection or privacy incidents or failures, which could in turn interrupt or adversely impact our operations or our reputation.
The risks associated with the Upserve divestiture may also be inherent in any future divestitures we may undertake; any failure to meet contractual obligations or manage the separation of assets in future transactions could result in similar liabilities and financial loss.
Our business is susceptible to risks associated with international operations, including international sales, and our presence and the use of our platform in various countries.
We currently have customers in more than 100 countries and we expect to continue to expand our international operations and penetration in international markets in the future and we may continue to expand our workforce globally, including in emerging markets. However, our international operations, sales and the use of our platform in various countries subject us to risks that we do not generally face with respect to domestic operations or sales within North America. These risks include, but are not limited to:
•greater difficulty in enforcing contracts, including our general terms of service and other agreements;
•lack of familiarity and burdens and complexity involved with complying with multiple, conflicting and changing foreign laws, standards, regulatory requirements, tariffs, export controls and other barriers;
•difficulties in ensuring compliance with countries’ multiple, conflicting and changing international trade, customs and sanctions laws, including with respect to our personnel acquired via our acquisition of Ecwid and increased sanctions and export controls related to Russia's invasion of Ukraine;
•compliance with U.S., Canadian and foreign anti-corruption, anti-bribery, and anti-money laundering laws;
•bureaucratic obstacles, selective or arbitrary government actions, and corruption;
•data privacy laws which may require that customer and consumer data be stored and processed in a designated territory;
•restricted access to and/or lower levels of use of the internet;

•difficulties in managing systems integrators and technology partners;
•different technology standards, different commercial practices, including payment methods, and different strategic priorities for customers in various jurisdictions and costs and difficulties associated with localizing our platform and solutions including developing products in multiple languages that are tailored for local preferences and customs;
•restrictions and prohibitions related to communications and advertising by or through online service providers;
•limitations on technology infrastructure, which could limit our ability to migrate international operations to our existing systems, which could result in increased costs;
•potentially adverse tax consequences, including higher tax rates, new tax laws or revised interpretations of existing tax laws and precedents, and the complexities of foreign value-added tax (or other tax) systems and restrictions on the repatriation of earnings;
•uncertain political and economic climates and increased exposure to global political, economic, social and environmental risks that may impact our operations or our customers’ operations and/or decrease consumer spending, including inflation, tariffs and trade policies, economic recession, pandemics and other global health crises, supply chain disruptions (including with respect to shipping and energy costs), natural disasters, acts or threats of war or terrorism and other general security concerns, such as Russia's invasion of Ukraine and continuing military conflict in the Middle East;
•difficulties in ensuring compliance with government regulations of eCommerce and other services, which could lead to lower adoption rates;
•restrictive governmental actions, including restrictions on foreign ownership;
•expropriation or nationalization of property;
•greater liability under the laws of foreign countries for actions taken by our subsidiaries;
•fiscal recording requirements on retailers, restaurants and other businesses;
•lower levels of credit card usage and increased payment risks;
•different employer/employee relationships and labor regulations and other challenges caused by distance, language and cultural differences;
•difficulties in managing a dispersed workforce including the need to implement appropriate systems, policies, benefits and compliance programs;
•currency exchange rates or currency control regulations;
•reduced or uncertain protection for intellectual property rights in some countries;
•new and different sources of competition;
•difficulties in dealing with underdeveloped banking systems;
•being impacted by any “trade war” or counter-sanctions between governments or related retaliatory actions;
•reduced demand for our platform at historical price points; and
•lower levels of consumer spending.
These factors may cause our international costs of doing business to exceed our comparable domestic costs and may also require significant management attention and financial resources. Any negative impact from our international business efforts could adversely affect our business, results of operations and financial condition. Some of our partners also have international operations and are also subject to these risks and if such partners are unable to appropriately manage these risks, our business, results of operations and financial condition may be adversely affected.

Our limited operating history in new and developing markets and new geographic regions makes it difficult to evaluate our current business and future prospects and may increase the risk that we will not be successful.
Though we launched our first solution in 2005, the majority of our revenue growth has occurred in the past several years. We also operate in new and developing markets that may not develop as we expect. This limited operating history in new and developing markets and new geographic regions and recent growth make it difficult to accurately assess our future prospects. You should consider our future prospects in light of the challenges and uncertainties that we face, including the fact that it may not be possible to discern fully the trends that we are subject to, and that elements of our business strategy are new and subject to ongoing development. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including increasing and unforeseen expenses as we continue to grow our business. If we do not manage these risks successfully, our business, results of operations and prospects will be harmed.
Our future success may depend in part upon our ability to expand into new geographic regions, whether by acquisition or otherwise, and we will face risks entering markets in which we have limited or no experience and in which we have limited or no brand recognition. It is costly to establish, develop and maintain international operations, and to promote our brand internationally. In addition, expanding into new geographic regions where foreign languages may be used will require substantial expenditures and take considerable time and attention, and we may not be successful enough in these new markets to recoup our investments in a timely manner, or at all. Our efforts to expand into new geographic regions may not be successful, which could limit our ability to grow our business.

Businesses we acquire may not have disclosure controls and procedures and internal controls over financial reporting, cybersecurity controls and data privacy compliance programs, or their existing controls and programs may be weaker than or otherwise not in conformity with ours.
We have a history of acquiring businesses of varying sizes and organizational complexities. Upon consummating an acquisition, we seek to implement our disclosure controls and procedures, our internal controls over financial reporting as well as procedures relating to cybersecurity and compliance with data privacy laws and regulations at the acquired company as promptly as possible. Depending upon the nature and scale of the business acquired, the implementation of our disclosure controls and procedures as well as the implementation of our internal controls over financial reporting at an acquired company may be a lengthy process and may divert our attention from other business operations. Our integration efforts may periodically expose deficiencies or suspected deficiencies in the controls, procedures and programs of an acquired company that were not identified in our due diligence undertaken prior to consummating the acquisition. Where there exists a risk of deficiencies in controls, procedures or programs, we may not be in a position to comply with our obligations under applicable laws, regulations, rules and listing standards or we may be required to avail ourselves of scope limitations with respect to certifications required thereunder, and, as a result, our business and financial condition may be materially harmed.
Our use of “open source” software could negatively affect our ability to sell our solutions and subject us to possible litigation.
Our solutions incorporate and are dependent to a significant extent on the use and development of “open source” software, and we intend to continue our use and development of open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses and is typically freely accessible, usable and modifiable. Pursuant to such open source licenses, we may be subject to certain conditions, including requirements that we offer our proprietary software that incorporates the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of the particular open source license. If an author or other third-party that uses or distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our solutions that contained or are dependent upon the open source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our solutions. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our platform. The terms of many open source licenses to which we are subject have not been interpreted by U.S., Canadian or foreign courts. Accordingly, there is a risk that terms of these licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our solutions. The potential impact of these terms on our business is therefore uncertain and may result in unanticipated obligations regarding our solutions and technologies. It is our view that we do not distribute most of our software, since no installation of our software is necessary for many of our solutions and parts of our platform are accessible solely through the “cloud”. Nevertheless, this position could be challenged. Any requirement to disclose our proprietary source code, any termination of open source license rights or any payment of damages for breach of contract could be harmful to our business, results of operations or financial condition, and could help our competitors develop products and services that are similar to or better than ours.

In addition to risks related to license requirements, usage of open source software can lead to greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties, controls on the origin or development of the software, or remedies against the licensors. Many of the risks associated with usage of open source software cannot be eliminated and could adversely affect our business.
Although we believe that we have complied with our obligations under the various applicable licenses for open source software, it is possible that we may not be aware of all instances where open source software has been incorporated into our proprietary software or used in connection with our solutions or our corresponding obligations under open source licenses. We do not have robust open source software usage policies or monitoring procedures in place. We rely on multiple software programmers to design our proprietary software and we cannot be certain that our programmers have not incorporated open source software into our proprietary software that we intend to maintain as confidential or that they will not do so in the future. To the extent that we are required to disclose the source code of certain of our proprietary software developments to third parties, including our competitors, in order to comply with applicable open source license terms, such disclosure could harm our intellectual property position, competitive advantage, results of operations and financial condition. In addition, to the extent that we have failed to comply with our obligations under particular licenses for open source software, we may lose the right to continue to use and exploit such open source software in connection with our operations and solutions, which could disrupt and adversely affect our business.
If our software or hardware contains serious errors or defects, we may lose revenue and market acceptance and may incur costs to defend or settle claims with our customers.
Software such as ours often contains errors, defects, security vulnerabilities or software bugs that are difficult to detect and correct, particularly when first introduced or when new versions or enhancements are released, including as a result of the introduction of new and emerging technologies such as AI. Despite internal testing, our platform may contain serious errors or defects, security vulnerabilities or software bugs that we may be unable to successfully correct in a timely manner or at all, which could result in lost revenue, significant expenditures of capital, a delay or loss in market acceptance, litigation and damage to our reputation and brand, any of which could have an adverse effect on our business, financial condition and results of operations. Similarly, third-party software that we incorporate into our platform may also be subject to errors, defects, security vulnerabilities or software bugs. Furthermore, our platform is a multi-tenant cloud-based system that allows us to deploy new versions and enhancements to all of our customers simultaneously. To the extent we deploy new versions or enhancements that contain errors, defects, security vulnerabilities or software bugs to all of our customers of a single platform simultaneously, the consequences would be more severe than if such versions or enhancements were only deployed to a smaller number of our customers. Additionally, our hardware products may have defects in design, manufacture, or associated software. Such defects could expose us to product liability claims, product replacements or modifications, write-offs of inventory, litigation or regulatory action.
Since our customers use our services for processes that are critical to their businesses, errors, defects, security vulnerabilities, service interruptions or software bugs in our platform could result in losses to our customers. Our customers may seek significant compensation from us for any losses they suffer or cease conducting business with us altogether. Further, a customer could share information about bad experiences on social media, which could result in damage to our reputation and loss of future sales. There can be no assurance that provisions typically included in our agreements with our customers that attempt to limit our exposure to claims would be enforceable or adequate or would otherwise protect us from liabilities or damages with respect to any particular claim. Even if not successful, a claim brought against us by any of our customers would likely be time-consuming and costly to defend and could seriously damage our reputation and brand, making it harder for us to sell our solutions.
We may be unable to achieve or maintain data transmission capacity.
Customers using our platform often draw significant numbers of consumers over short periods of time, including from events such as new product releases, holiday shopping seasons and flash sales, which significantly increases the traffic on our servers and the volume of transactions processed on our platform. Our servers may be unable to achieve or maintain data transmission capacity high enough to handle increased traffic or process requests in a timely manner. Our failure to achieve or maintain high data transmission capacity could significantly reduce demand for our solutions. Further, as our customers grow and as we continue to attract larger customers, the volume of transactions processed on our platform will increase, especially if such customers draw significant numbers of consumers over short periods of time. In the future, we may be required to allocate resources, including spending substantial amounts of money, to upgrade our technology and infrastructure in order to handle the increased load. Our ability to deliver our solutions also depends on the development and maintenance of internet infrastructure by third parties, including the maintenance of reliable networks with the necessary speed, data capacity and bandwidth. If one of these third parties suffers from capacity constraints, our business may be adversely affected. In addition, because we and our retail customers historically generate a large amount of revenue in our fiscal third quarter, any disruption in our retail customers' ability to process and fulfill customer orders in the fiscal third quarter could have a larger negative effect on our transaction-based revenues and our operating results. Similarly, because our hospitality customers historically generate higher revenue during our fiscal second quarter, any disruption in their ability to provide services or process transactions during this period could have a larger negative impact on our transaction-based revenues and overall operating results.

Portions of our platform use a single cloud service provider to deliver services. Any disruption of services from our cloud service providers could harm our business.
We currently host our platform and support our operations on multiple data centers provided by a limited number of cloud service providers, including AWS and Google Cloud Platform ("GCP"). We do not have control over the operations of the facilities AWS or GCP use. If, for any reason, we are required to migrate our computing to another cloud service provider, such a transition could require significant time and expense and our business could be adversely impacted.
Neither AWS nor GCP guarantee that access to our platform will be uninterrupted or error-free. Any damage to, or failure of, our providers' systems could result in interruptions to our platform. Interruptions in our services would reduce our revenue, subject us to potential liability and adversely affect our ability to retain our customers or attract new customers and would also impact our relationships with partners and consumers using applications integrated into our platform. The performance, reliability and availability of our platform is critical to our reputation and our ability to attract and retain customers, suppliers, and consumers with whom we have a direct relationship. If service interruptions occur, customers, suppliers or consumers have in the past and may in the future share information about negative experiences on social media, which could result in damage to our reputation and loss of future sales. In addition, the hosting costs for our cloud services have increased over time and may increase further if we continue to require more computing or storage capacity and such capacity may not be available on the same terms or with the same costs or at all. These costs could adversely impact our business and financial condition.
We rely on the integration of third-party payment processing solutions.
A portion of our customers use integrated payment processing solutions referred to them by us. Such solutions are provided by third-party payment processors who in many cases pay us a share of revenues derived from their relationship with our customer or referral fees. While we prefer our customers use our own unified payments solutions over such integrated third-party payment processing solutions, in certain circumstances we will need to refer customers to such integrated third-party payment processing solutions for the purpose of providing our customers with comprehensive platform offerings. Given that the reliability of the payment facilities used by our customers is critical to the management of their businesses, any performance interruption, delay or failure affecting the payment processing solutions with which we integrate could harm our brand, reputation and ability to attract, retain and serve our customers. We have no control over the operations of our payment processing partners and our ability to expeditiously remediate any such performance interruption, delay or failure is limited. Although we continue to expand the availability of our payments solutions, we expect that integrated payment processing solutions will remain in use with a number of customers over the foreseeable future. As such, if we fail to maintain integration partnerships with dependable third-party payment processors, we may not be able to offer an important functionality that our customers and their consumers expect, which would negatively impact our offerings and, as a result, harm our business and results of operations.
We rely on computer hardware, purchased or leased, and software licensed from and services rendered by third parties in order to run our business.
We rely on computer hardware, purchased or leased, and software licensed from and services rendered by third parties in order to run our business, sometimes by a single-source supplier or from a limited number of suppliers. Third-party hardware, software and services may not continue to be available on commercially reasonable terms, may give preferential treatment to competitors' services (including their own services), or may not be available at all. Any loss of the right to use or any failures of third-party hardware, software or services could result in delays in our ability to run our business until equivalent hardware, software or services are developed by us or, if available, identified, obtained and integrated, which could be costly and time-consuming and may not result in an equivalent solution, any of which could cause an adverse effect on our business and operating results. Further, customers could assert claims against us in connection with service disruptions or cease conducting business with us altogether. Even if not successful, a claim brought against us by any of our customers would likely be time-consuming and costly to defend and could seriously damage our reputation and brand, making it harder for us to sell our solutions.
If we do not maintain the compatibility of our solutions with third-party applications and operating systems that our customers use or the fiscal recording requirements they are required to comply with in their business processes, demand for our solutions could decline.
Our solutions can be used alongside a wide range of other systems, such as enterprise software systems and business software applications used by our customers in their businesses. If we do not support the continued integration of our solutions with third-party applications, including through the provision of application programming interfaces that enable data to be transferred readily between our solutions and third-party applications, demand for our solutions could decline, and we could lose new and existing customers. We will also be required to make our solutions compatible with new or additional third-party applications that are introduced into the markets that we serve. We may not be successful in making our solutions compatible with these third-party applications, which could reduce demand for our solutions and adversely affect our revenues. In addition, prospective customers, especially larger customers

(including those that we intend to continue to pursue and grow), may require heavily customized features and functions unique to their business processes. If prospective customers require customized features or functions that we do not offer, then the market for our solutions will be adversely affected. In certain cases the solutions we provide require the use of products sold by particular suppliers. Demand for our solutions and our resulting revenues are therefore partially dependent on the success, prevalence and adoption of such suppliers’ products by our customers.
In addition, certain jurisdictions impose and other jurisdictions may introduce in the future fiscal recording requirements on retailers, restaurants and other businesses, such as the mandatory use of sales recording modules or equivalent cloud solutions. Such fiscal recording requirements are particularly prevalent in Europe, which is a significant focus area for our growth strategy for restaurateurs. If our POS platform and other solutions fail to comply or to support our customers’ compliance with fiscal recording requirements applicable in a jurisdiction, we may be unable to attract or retain customers in such jurisdiction, which would harm our business.
Our business and prospects would be harmed if changes to technologies used in our platform or new versions or upgrades of operating systems and internet browsers adversely impact the process by which our customers and their consumers interface with our platform.
We believe the simple and straightforward interface for our platform has helped us to expand and offer our solutions to customers with limited technical expertise. In the future, providers of operating systems or internet browsers could introduce new features that would make it difficult for customers to use our platform. In addition, operating systems or internet browsers for desktop, tablets or mobile devices could introduce new features, change existing browser specifications such that they would be incompatible with our platform, or prevent consumers from accessing our customers’ businesses. Any changes to technologies used in our platform, to existing features that we rely on, or to operating systems or internet browsers that make it difficult for customers to access our platform or consumers to access our customers’ businesses, may make it more difficult for us to maintain or increase our revenues and could adversely impact our business and prospects.
Mobile devices are increasingly being used to conduct commerce, and if our solutions do not operate as effectively when accessed through these devices, our customers and their consumers may not be satisfied with our services, which could harm our business.
Commerce transacted over mobile devices continues to grow rapidly. We are dependent on the interoperability of our platform, including our payments solutions, with third-party mobile devices and mobile operating systems as well as web browsers that we do not control. Any changes or technical issues in such devices, systems or web browsers that degrade the functionality of our platform or solutions, reduce our ability to update or distribute solutions, or give preferential treatment to competitive services could adversely affect usage of our platform. Mobile commerce is a key element in Lightspeed's strategy and effective mobile functionality is integral to our long-term development and growth strategy. In the event that our customers and their consumers have difficulty accessing and using our platform on mobile devices, our business and operating results could be adversely affected.
We may be unable to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from making unauthorized use of our technology.
Our trade secrets, trademarks, domain names, patents and other intellectual property rights are important to our business. We rely on, and expect to continue to rely on, a combination of confidentiality clauses, assignment agreements and license agreements with employees and third parties, patents, trade secrets, copyrights and trademarks to protect our intellectual property, brand and competitive advantage, all of which offer only limited protection. The steps we take to protect our intellectual property require significant resources and may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. We may be required to use significant resources to monitor and protect these rights. Despite our precautions, it may be possible for unauthorized third parties to copy our platform and use information that we regard as proprietary to create services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our proprietary information may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, the laws of some countries do not protect intellectual property rights to the same extent as the laws of Canada and the United States. We expect to continue to expand internationally and, in some foreign countries, the mechanisms for registration or enforcement of intellectual property rights may be inadequate to protect our technology. We may not be able to acquire or maintain appropriate domain names in all countries in which we do business, or prevent third parties from acquiring domain names that may be used to impersonate us, our partners, or our merchants, or that are similar to, infringe upon, or diminish the value of our trademarks and other proprietary rights. Furthermore, regulations governing domain names may not protect our trademarks or similar proprietary rights. If we are unable to protect our domain names, our brand recognition and reputation could suffer, and we may incur significant expenses establishing new brands or protecting and maintaining rights in existing domain names, which could negatively impact our operating results.
We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in securing ownership of our intellectual property or controlling access to our proprietary information and trade secrets. The confidentiality agreements on which we rely to protect certain technologies may be breached, may not be adequate to protect our confidential information, trade secrets and proprietary technologies and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, trade secrets or proprietary technology. Further, these agreements do not prevent our competitors or others from independently developing software that is substantially equivalent or superior to our software. In addition, others may independently discover our trade secrets and confidential information, and in such cases, we likely would not be able to assert any trade secret rights against such parties. Additionally, we may from time to time be subject to opposition or similar proceedings with respect to applications for registrations of our intellectual property, including our trademarks. While we aim to acquire adequate protection of our brand through trademark registrations in key markets, occasionally third parties may have already registered or otherwise acquired rights to identical or similar marks for services that also address our market. We rely on our brand and trademarks to identify our platform and to differentiate our platform and services from those of our competitors, and if we are unable to adequately protect our trademarks, third parties may use our brand names or trademarks similar to ours in a manner that may cause confusion in the market, which could decrease the value of our brand and adversely affect our business and competitive advantages.
Policing unauthorized use of our intellectual property and misappropriation of our technology and trade secrets is difficult and we may not always be aware of such unauthorized use or misappropriation. Further, the laws and enforcement mechanisms to protect our intellectual property from unauthorized use in new technologies like AI and other machine learning technology are evolving and may be inadequate. Despite our efforts to protect our intellectual property rights, unauthorized third parties may attempt to use, copy or otherwise obtain and market or distribute our intellectual property rights or technology or otherwise develop services with the same or similar functionality as our platform. If our competitors infringe, misappropriate or otherwise misuse our intellectual property rights and we are not adequately protected, or if our competitors are able to develop a platform with the same or similar functionality as ours without infringing our intellectual property, our competitive advantage and results of operations could be harmed. Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. As a result, we may be aware of infringement by our competitors but may choose not to bring litigation to enforce our intellectual property rights due to the cost, time and distraction of bringing such litigation. Furthermore, if we do decide to bring litigation, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits challenging or opposing our right to use and otherwise exploit particular intellectual property, services and technology or the enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our solutions, impair the functionality of our platform, prevent or delay introductions of new or enhanced solutions, result in our substituting inferior or more costly technologies into our platform or injure our reputation. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to developing and protecting their technology or intellectual property rights than we do.
We have been, and may in the future be, subject to claims by third parties of intellectual property infringement, which are extremely costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.
The industries in which we operate are characterized by the existence of a large number of patents and frequent claims and related litigation regarding patents, copyright and other intellectual property rights. Third parties have asserted and may in the future assert that our platform, solutions, technology, methods or practices infringe, misappropriate or otherwise violate their intellectual property or other proprietary rights. Such claims may be made by our competitors seeking to obtain a competitive advantage or by other parties. Additionally, non-practicing entities obtaining intellectual property assets for the purpose of making claims of infringement have attempted to extract settlements from companies like ours. The risk of claims may increase as the number of solutions that we offer, the geographies we operate in and competitors in our market increases and overlaps occur. In addition, to the extent that we gain greater visibility and market exposure, we face a higher risk of being the subject of intellectual property infringement claims. See “Legal Proceedings and Regulatory Actions”.
Third parties may assert that we are directly or secondarily liable because a customer or partner offered or sold products or services, or engaged in other conduct that infringes, misappropriates, or otherwise violates their intellectual property or other proprietary rights. Third parties may assert that we are not protected by laws or legal doctrines allowing a safe harbor to platforms for infringing content posted by the platform's users.
Any such claims, regardless of merit, that result in litigation could result in substantial expenses, divert the attention of management, cause significant delays in introducing new or enhanced services or technology, materially disrupt the conduct of our business and have a material and adverse effect on our brand, business, financial condition and results of operations. Although we do not believe that our proprietary technology, processes and methods have been registered by any third party, it is possible that intellectual property rights have been issued to third parties that cover all or a portion of our business. As a consequence of any patent or other intellectual property claims, we could be required to pay substantial damages, develop non-infringing technology, enter into royalty-bearing licensing agreements, stop selling or marketing some or all of our solutions, re-brand our solutions or end our relationship with certain customers or partners. We may also be obligated to indemnify our customers or partners or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify applications or refund fees, which could be costly. If it appears necessary, we may seek to secure license rights to intellectual property that we are alleged to infringe at a significant cost, potentially even if we believe such claims to be without merit. If required licenses cannot be obtained, or if existing licenses are not renewed, litigation could result. Litigation is inherently uncertain and can cause us to expend significant money, time and attention to it, even if we are ultimately successful. Any adverse decision could result in a loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses for alternative technologies from third parties, prevent us from offering all or a portion of our solutions, end our relationship with certain merchants or partners, and otherwise negatively affect our business and operating results.
From time to time, we are or may become defendants in legal proceedings as to which we are unable to assess our exposure and which could become significant liabilities in the event of an adverse judgment.
From time to time, we are or may become involved in various legal proceedings, including commercial, marketing and communications practices, product liability, employment, corporate and securities matters, privacy, alleged infringement of third-party patents and other intellectual property rights, class action and other litigation and claims, as well as governmental and other regulatory inquiries, investigations, audits and proceedings. Such matters, whether meritorious or not, can be time-consuming, divert management’s attention and resources and cause us to incur significant expenses. Determining reserves for our pending litigation is a complex and fact-intensive process that requires significant subjective judgment and speculation. It is possible that a resolution of one or more of such proceedings could result in substantial damages, settlement costs, fines and penalties.
The number and significance of our legal disputes and inquiries have increased as we have grown larger, as our business has expanded in scope and geographic reach, and as our products and services have increased in complexity, and we expect that we will continue to face additional legal disputes as we continue to grow and expand, particularly during periods of heightened volatility in the capital markets and in the market price of our subordinate voting shares. We also receive significant media attention, which could result in increased litigation or other legal or regulatory reviews and proceedings. In addition, our insurance or indemnities may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could expose us to increased risks that would be uninsured, and adversely impact our ability to attract directors and officers. Furthermore, because litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on our business, operating results or financial condition. See “Legal Proceedings and Regulatory Actions”.
New tax laws could be enacted or existing laws could be applied to us or our customers, which could increase the costs of our solutions and adversely impact our business.
With sales and operations in various countries, we are subject to multiple forms of taxation in many jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The application of federal, state, provincial, local and foreign tax laws to solutions provided over the internet is evolving. New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, possibly with retroactive effect, and could be applied solely or disproportionately to solutions provided over the internet. Such enactments could affect our effective tax rates and overall tax liability as well as the taxes applicable to our customers or require us or our customers to pay fines or penalties, as well as interest for past amounts. These enactments could adversely affect our sales activity due to the inherent cost increase the taxes would represent, and could ultimately result in a negative impact on our results of operations and cash flows.
For instance, Canada has enacted a 2% tax on certain repurchases of equity by public corporations, effective January 1, 2024. Further, the Inflation Reduction Act, or IRA, enacted in the United States in August 2022, included provisions for a 15% minimum tax on adjusted financial statement income of certain large corporations. The U.S. Treasury and Internal Revenue Service have issued proposed regulations and interim guidance regarding the application of these rules. Additionally, various countries, including countries where we operate our business, have enacted or are in the process of implementing legislation to align with the Organization for Economic Cooperation and Development's (the “OECD”) adoption of model rules for a 15% global minimum tax (often referred to as Pillar II). In January 2026, the OECD/G20 Inclusive Framework released a “side-by-side” package intended to support the coordinated operation of Pillar II rules with certain domestic minimum tax regimes, including through safe harbors. Because the implementation and interaction of these domestic and international regimes remains complex and varies by jurisdiction, these tax developments could increase our future tax liability, result in additional compliance costs or require adjustments in our operational strategies, which in turn could adversely impact our business and future profitability.
Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our operating results and financial condition.
We are subject to multiple forms of taxation in many jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could have an adverse impact on our liquidity and results of operations.
In addition, the authorities in several jurisdictions could review our tax returns and impose additional tax, interest and penalties, which could have an impact on us and on our results of operations. Although we believe that our tax estimates are reasonable, the final determination of any tax audits or litigation could be materially different from our historical tax provisions and accruals, the content of our tax filings or tax positions, which could result in additional tax, interest and penalties on us, which could have an impact on our results of operations. We and some of the companies we have acquired participate in government programs that provide investment tax credits based upon qualifying research and development expenditures, headcount increases, or other government-targeted incentives. If taxation authorities successfully challenge such expenses or the correctness of such tax credits claimed, our historical operating results could be adversely affected.
Our future effective tax rates could be subject to volatility or adversely affected by a number of factors.
Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:
•    changes in business operations including entry into new businesses, products and geographies and increased sales or hiring in new geographies;
•    changes in the valuation of our deferred tax assets and liabilities;
•    expected timing and amount of the release of any tax valuation allowances;
•    tax effects of share-based compensation including as a result of settlement methods for equity incentives and the price of our subordinate voting shares;
•    costs related to intercompany restructurings;
•    changes in tax laws, regulations or interpretations thereof; or
•    future earnings being lower than anticipated in countries where we have lower statutory tax rates and higher than anticipated earnings in countries where we have higher statutory tax rates.
We currently conduct activities in the United States and other jurisdictions through our subsidiaries pursuant to transfer pricing arrangements and may in the future conduct operations in other jurisdictions pursuant to similar arrangements. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices be the same as those between unrelated companies dealing at arms’ length. While we believe that we operate in compliance with applicable transfer pricing laws and intend to continue to do so, our transfer pricing procedures are not binding on applicable tax authorities. If tax authorities in any of these countries were to successfully challenge our transfer prices as not reflecting arm’s length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices, which could result in a higher tax liability to us. Similarly, we may be subject to income tax in jurisdictions if tax authorities argue that our in-country activities could constitute a permanent establishment.
From time to time tax authorities seek to assess business taxes, sales and use taxes and other indirect taxes. If we are required to collect such taxes in additional jurisdictions, we might be subject to tax liability for past sales.
There is a risk that various jurisdictions could assert that we are liable for business activity taxes, which are levied upon income or gross receipts, or for the collection of local sales and use taxes or other indirect taxes. This risk exists regardless of whether we are subject to federal, state, provincial or local income tax. Tax authorities are becoming increasingly active in asserting nexus for business activity tax purposes and imposing sales and use taxes and other indirect taxes on products and services provided over the internet. We may be subject to indirect taxes if a local tax authority asserts that our activities or the activities of our subsidiaries are sufficient to establish nexus. We could also be liable for the collection of indirect taxes if a local tax authority asserts that distribution of our solutions over the internet is subject to indirect taxes. Each jurisdiction has different rules and regulations governing indirect taxes, and these rules and regulations are subject to varying interpretations that change over time. We review these rules and regulations periodically and, when we believe we are subject to sales and use taxes in a particular state, voluntarily engage state and local tax authorities in order to determine how to comply with their rules and regulations.
Many jurisdictions have enacted or considered enacting tax legislation (typically referred to as “Marketplace Facilitator” laws) that enables tax authorities to shift the sales tax collection and remittance obligations from a third-party seller to the company that provides the online platform to the third-party seller making the sale. If any of our products fall within the scope of such legislation, we may be subject to sales tax collection and remittance obligations. We continue to monitor developments in each relevant jurisdiction, the full impact of which remains uncertain. Any failure by us to prepare for and to comply with these and similar reporting and record-keeping obligations, to the extent they are applicable to us, could result in substantial monetary penalties and other sanctions, adversely impact our ability to do business in certain jurisdictions, and harm our business.
A successful assertion by one or more jurisdictions could also result in tax assessments, penalties, and interest, and we may be required to collect sales or other taxes in the future on subscription revenue which could result in substantial tax liabilities for past transactions and otherwise harm our business. We cannot be certain that we will not be subject to indirect taxes or related penalties for past sales in jurisdictions where we currently believe no such taxes are required. New obligations to collect or pay taxes of any kind could increase our cost of doing business.
We may not be able to utilize a significant portion of our net operating loss (“NOL”), which could adversely affect our potential profitability.
We have NOLs due to prior period losses. These NOLs, and NOLs of companies we have acquired and may in the future acquire, could expire unused and be unavailable to offset future income tax liabilities, which could adversely affect our potential profitability. In addition, as a result of the Upserve divestiture, certain NOLs that were associated with the divested business may no longer be available to us, which could further reduce the NOLs available to offset our future taxable income.
We rely on search engines, advertising on the internet and social media or social networking sites to attract a meaningful portion of our customers. If we are not able to generate traffic to our website through search engines, advertising on the Internet and social networking sites, our ability to attract new customers may be impaired. In addition, if our customers are not able to generate traffic to their stores, restaurants and websites through search engines, advertising on the Internet and social networking sites, their ability to attract consumers may be impaired.
Many of our customers find our business through internet search engines, such as Google, advertisements online and on social media or social networking sites, such as Facebook. The prominence of our website in response to internet searches is a critical factor in attracting potential customers to our platform. If we are listed less prominently or fail to appear in search results for any reason, visits to our website could decline significantly, and we may not be able to replace this traffic.
Similarly, many consumers locate our customers’ businesses through internet search engines, advertisements online and social media or social networking sites. If our customers are listed less prominently or fail to appear in search results for any reason, visits to our customers’ stores, restaurants and websites could decline significantly. As a result, our customers’ businesses may suffer, which would affect the GTV and payments that they process through our platform and could affect the ability of such customers to pay for our solutions or adversely affect our transaction-based revenues.
Search engines revise their algorithms from time to time in an attempt to optimize their search results. If search engines modify their algorithms, our website and our customers’ websites may appear less prominently or not at all in search results, which could result in reduced traffic to our website and to our customers’ stores, restaurants and websites. In addition, large language models and other emerging artificial intelligence solutions are beginning to affect the search and content discovery landscape. We are closely monitoring these developments and may need to evolve our strategy in response. If we are unable to anticipate or adapt effectively to changes in search behavior, AI-driven discovery tools or related technologies, traffic to our website and to our customers’ stores, restaurants and websites could decline, which could adversely affect our business, results of operations and financial condition.
Additionally, the price of marketing our solutions over search engines or social media or social networking sites in certain cases has increased in the past and may continue to increase, and we may incur additional marketing expenses or may be required to allocate a larger portion of our marketing spend to search engine marketing and our business and operating results could be adversely affected. Furthermore, competitors may in the future bid on the search terms that we use to drive traffic to our website. Such actions could increase our marketing costs and result in decreased traffic to our website. In addition, search engines or social media or social networking sites may change their advertising policies from time to time. If any change to these policies delays or prevents us from advertising through these channels, it could result in reduced traffic to our website and sales of our solutions. Certain of the search engines or social media or social networking sites we rely on may become restricted or prohibited in certain geographies. As well, new search engines or social media or social networking sites may develop in a way, particularly in specific jurisdictions, that reduce traffic on existing search engines and social media or social networking sites and if we are not able to achieve awareness through advertising or otherwise, we may not achieve significant traffic to our website through these new platforms. If we are unable to continue to successfully promote and maintain our websites, or if we incur excessive expenses to do so, our business and operating results could be adversely affected.
As part of our transformation strategy we are shifting from paid advertising to more targeted outbound efforts, as we believe this facilitates acquiring our ideal customer profile in our growth engines which focus on retail customers in North America and hospitality customers in Europe. We may not be able to cost-effectively or successfully implement this shift, which could harm our business, operating results and financial condition.
Activities of customers or partners or the content of our customers’ shops could damage our brand, subject us to liability, and harm our business and financial results.
Our terms of service and acceptable use policy prohibit our customers and our partners from using our platform to engage in illegal or otherwise prohibited activities and our terms of service and acceptable use policy permit us to terminate a customer’s account or a partner's account if we become aware of such use. Customers or partners have in the past and may in the future nonetheless engage in prohibited or illegal activities or upload content in violation of our terms, policy and applicable laws and regulations, without our knowledge, which could subject us to liability. Furthermore, our brand and reputation may be negatively impacted by the actions of customers or partners that are deemed to be hostile, offensive, inappropriate or illegal. While we use technology to monitor for compliance with or eligibility for certain Lightspeed offerings, we do not proactively monitor and comprehensively monitor or review the appropriateness of all the content on our customers’ sites in connection with our services and we do not have control over customer activities or the activities in which our customers’ consumers engage. The safeguards we have in place may not be sufficient for us to avoid liability or avoid harm to our brand and reputation, especially if such hostile, offensive, inappropriate or illegal use is high profile, which could adversely affect our business and financial results. Customers using the platform may also operate businesses in regulated industries, which are subject to additional scrutiny, increasing the potential liability we could incur. In addition, due to our international expansion, we may be subject to international actions alleging that customers’ content violate laws in foreign jurisdictions, which could negatively affect our business and operations. The laws relating to the liability of online service providers are evolving and subject to challenge including claims related to defamation, libel, breach of contract, invasion of privacy, negligence, copyright or trademark infringement. Developments in these laws in various jurisdictions could subject us to liability, penalties or restrictions on our business.
We are subject to export and import controls and anti-corruption and economic sanctions laws that could impair our ability to offer our platform internationally or subject us to liability if we are not in compliance with applicable laws.
As a result of our international operations, we and the companies we have acquired are subject to a number of Canadian, U.S. and foreign laws relating to anti-corruption, anti-money laundering, economic sanctions and to export and import controls which presently limit and could limit further our ability to offer our platform in certain jurisdictions or to certain customers. In addition, the export of our technology, hardware or software in certain jurisdictions may require governmental authorizations. Various jurisdictions also regulate the import of certain encryption technology, including imposing import permitting and licensing requirements, and have enacted laws that limit our ability to offer our platform in those countries. Complying with export or import controls and anti-corruption, anti-money laundering and economic sanctions laws may be time-consuming and result in the delay or loss of business opportunities.
Our business operates in the payments industry which results in higher risk of potential money-laundering activities by third parties and could result in liability for us if our employees and partners fail to prevent or otherwise facilitate, aid or abet such activities. Despite operating pursuant to anti-money laundering programs designed to prevent such occurrences, we may assist in the opening of an account or processing of a payment for a person on a prohibited party list.
Any change in export or import controls, anti-corruption laws, anti-money laundering laws, economic sanctions or related legislation, or change in the countries, governments, persons, or technologies targeted by such restrictions or legislation, could result in decreased use of our platform by customers or in our decreased ability to offer our platform internationally, which would harm our business, operating results and financial condition. Furthermore, failure by us or our partners or customers to comply with export or import controls or with anti-corruption, anti-money laundering or economic sanctions laws may expose us to government investigations, more onerous compliance requirements and significant civil or criminal penalties, which could harm our business, operating results and financial condition. Furthermore, this could also result in us facing liability under our contracts with third parties, which could significantly affect our ability to conduct some aspects of our business.
Sanctions and export controls have also been imposed by the United States, Canada and other countries in connection with Russia's invasion of Ukraine, including restrictions on selling or importing goods, services or technology in or from certain regions, and travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia and Belarus. It is possible that we, our partners or our customers may inadvertently and without our knowledge provide solutions or services to individuals or entities that have been designated by OFAC or other relevant sanctions authorities that are located in a jurisdiction subject to comprehensive sanctions by the United States, Canada or another country in which we do business, and providing such solutions or services may not be in compliance with applicable economic sanctions or export control regulations. As the situation develops and the regulatory environment continues to evolve, including in connection with the Russian invasion of Ukraine and continuing military conflict in the Middle East, we have and may continue to adjust our business practices as required by applicable rules and regulations.

Our insurance costs have in the past and may in the future increase significantly, we may be unable to obtain the same level of insurance coverage and our insurance coverage may not be adequate to cover all possible losses we may suffer.
We generally renew our insurance policies annually. If the cost of coverage becomes too high or if we believe certain coverage becomes inapplicable, we may need to reduce our policy limits, increase retention amounts or agree to certain exclusions from our coverage or other changes to the terms and conditions of our coverage to reduce the premiums to an acceptable amount or to otherwise reduce coverage for certain occurrences. On the other hand, we may determine that we either do not have certain coverage that would be prudent for our business and the risks associated with our business or that our current coverages are too low to adequately cover such risks and increase our coverage. In either event, we may incur additional or higher premiums for such coverage than in prior years.
Among other factors, national and international security concerns including continuing military conflict in the Middle East and retaliatory cyberattacks stemming from or related to Russia's invasion of Ukraine, catastrophic events, trade wars, pandemics and other global health crises, or any changes in any applicable statutory requirement binding insurance carriers to offer certain types of coverage have in the past and may in the future adversely affect available insurance coverage and result in, among other things, increased premiums on available coverage (which may cause us to elect to reduce our policy limits or not renew our coverage) and additional exclusions from coverage. As cyber incidents and threats continue to evolve, including as a result of emerging technologies such as AI, we may be required to expend additional, perhaps significant, resources to continue to update, modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents. Although we maintain and monitor our information technology systems and we have insurance coverage for protecting against cybersecurity risks, such systems and insurance coverage may not be sufficient to protect against or cover all the losses we may experience as a result of any cyberattacks.
We may suffer damage due to a casualty loss (such as fire, natural disasters, pandemics and acts of war or terrorism) or other losses, such as those related to labor, professional liability or certain actions or inactions by our management, directors, employees or others, that could severely disrupt our business or subject us to claims by third parties who are injured or harmed. Although we maintain insurance that we believe to be adequate, such insurance may be inadequate or unavailable to cover all the risks to which our business and assets may be exposed, including risks related to certain litigation. Further, our insurers could deny coverage for a claim. Additionally, if any of our insurance providers becomes insolvent, they would be unable to pay claims that we make. Further, some of our agreements with customers or partners may require that we procure certain types of insurance, and if we are unable to obtain and maintain such insurance, we would be in violation of the terms of these agreements. Should an uninsured loss (including a loss that is less than the applicable deductible or that is not covered by insurance) or loss in excess of insured limits occur, it could have a significant adverse impact on our business, results of operations or financial condition.
We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed or on acceptable terms.
From time to time, we may seek additional equity or debt financing to fund our growth, enhance our platform, respond to competitive pressures or make acquisitions or other investments. Our business plans may change, general economic, financial or political conditions in our markets may deteriorate or other circumstances may arise, in each case that have a material adverse effect on our cash flows and the anticipated cash needs of our business. Any of these events or circumstances could result in significant additional funding needs, requiring us to raise additional capital. We cannot predict the timing or amount of any such capital requirements at this time. If financing is not available on satisfactory terms, or at all, we may be unable to expand our business at the rate desired and our results of operations may suffer. In addition, any financing through issuances of equity securities would be dilutive to holders of our shares, and any new securities we issue could have rights, preferences and privileges superior to those of holders of our subordinate voting shares. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.
Provisions of our present and future debt instruments may restrict our ability to pursue business strategies.
We currently have a revolving operating credit facility (“Revolver”), which is collateralized by substantially all of our assets. Our Revolver requires us, and any debt instruments we may enter into in the future may require us, to comply with certain covenants that limit our ability to, among other things:
•    dispose of certain assets;
•    complete certain mergers or acquisitions or change of control transactions; and
•    engage in any business other than that in which we currently engage.

These restrictions could inhibit our ability to pursue our business strategies. If we default under our Revolver, and such event of default is not cured or waived, the lenders could terminate commitments to lend and cause all amounts outstanding with respect to the debt to be due and payable immediately. We may also incur additional indebtedness in the future. The instruments governing such indebtedness could contain provisions that are more restrictive than those to which we are presently subject. A default under the Revolver could also lead to a default under agreements governing any future indebtedness. If we are unable to repay, refinance or restructure our indebtedness when payment is due, the lenders could proceed against the collateral granted to them to secure such indebtedness, as applicable, or force us into bankruptcy or liquidation.
Exchange rate fluctuations have and may in the future negatively affect our results of operations.
Exchange rate fluctuations may negatively affect our results of operations. Our presentation and functional currency is the U.S. dollar. Even though we derive the largest portion of our revenues in U.S. dollars and the largest portion of our expenses in U.S. dollars, a portion of our revenues and expenses are also derived in foreign currencies. As a result, exchange rate fluctuations have and may in the future continue to negatively affect our revenue as our software subscriptions are generally billed in the local currency of the country in which the customer is located, and the underlying GTV and GPV (from which we earn transaction-based revenue) is also expected to be denominated in local currency. To the extent that we have significant revenues denominated in foreign currencies, any strengthening of the U.S. dollar would reduce our revenues as measured in U.S. dollars. Our head office and a significant portion of our employees are located in Canada, along with additional presence in the United States, Europe, Australia and New Zealand. In addition to U.S. dollars, a large amount of our expenses are incurred in Canadian dollars and Euros with a smaller proportion of expenses incurred in other foreign currencies. As a result, our expenses may be adversely impacted by a decrease in the value of the U.S. dollar relative to these currencies but primarily the Canadian dollar and the Euro.
We have a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and expenses by entering into foreign exchange forward contracts which we have designated as cash flow hedges. Our hedging program does not mitigate the impact of foreign currency fluctuations on our revenue. We do not have foreign exchange forward contracts in place with respect to all currencies in which we currently do business but may, from time to time, enter into additional foreign exchange forward contracts in respect of other foreign currencies. Currency hedging entails a risk of illiquidity and, to the extent that the applicable foreign currency fluctuates in value against the U.S. dollar, the use of hedges could result in losses greater than if the hedging had not been used. There can be no assurance that our hedging strategies, if any, will be effective in the future or that we will be able to enter into foreign exchange forward contracts on satisfactory terms.
We are dependent upon customers’ and consumers' continued and unimpeded access to the internet, and upon their willingness to use the internet for commerce.
Our success depends upon the general public’s ability to access the internet, including through mobile devices, and its continued willingness to use the internet to pay for purchases, communicate, access social media, research and conduct commercial transactions. The adoption of any laws or regulations that adversely affect the growth, popularity or use of the internet, including changes to laws or regulations impacting internet neutrality, could decrease the demand for our platform, increase our operating costs, or otherwise adversely affect our business. Given uncertainty around these rules, we could experience discriminatory or anti-competitive practices that could impede both our and our customers’ growth, increase our costs or adversely affect our business. In the future, providers of internet browsers could introduce new features that would make it difficult for customers to use our platform. In addition, internet browsers for desktop, tablets or mobile devices could introduce new features, or change existing browser specifications, such that they would be incompatible with our platform. If customers or their consumers become unable, unwilling or less willing to use the internet for commerce for any reason, including lack of access to high-speed communications equipment, congestion of traffic on the internet, internet outages or delays, disruptions or other damage to customers’ or consumers' computers, increases in the cost of accessing the internet and security and privacy risks or the perception of such risks, our business could be adversely affected.
Changes in accounting standards and interpretations, and our adoption thereof, as well as subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our reported financial results or financial condition.
IFRS accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regards to a wide range of matters that are relevant to our business, including revenue recognition, impairment of goodwill and intangible assets, income taxes, provisions, share-based compensation and internally generated intangible assets, are highly complex and involve many subjective assumptions, estimates and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments could significantly change our reported financial performance or financial condition in accordance with IFRS.
Further, our implementation of and compliance with changes in accounting rules, including new accounting rules and interpretations, could adversely affect our reported financial position or operating results or cause unanticipated fluctuations in our reported operating results in future periods.

We have suffered losses due to goodwill impairment and may in the future suffer further losses due to impairment charges.
We have incurred non-cash impairment charges for goodwill and may incur further impairment charges which would negatively impact our operating results. We account for goodwill impairment in accordance with IAS 36, Impairment of Assets, which among other things, requires that goodwill be tested for impairment at least annually. During the three months ended March 31, 2025, there were changes in macroeconomic conditions and the Company's share price and market capitalization decreased. This led to the carrying amount of the Company's net assets exceeding the Company's market capitalization as at March 31, 2025. This triggered an impairment test to be performed on the Company's goodwill for its operating segment (the “Segment”), which is the level at which management monitors goodwill. Our test as at March 31, 2025 resulted in a non-cash impairment charge related to goodwill during the three months ended March 31, 2025 as the terminal value multiple was negatively impacted by the macroeconomic conditions, and the Company's revenue growth rate was negatively impacted by the macroeconomic impact on our customers' sales.
If the carrying value of the Segment is below the Segment's recoverable amount in the future, we may have to recognize further goodwill impairment losses in our results of operations in future periods. This could impair our ability to achieve profitability in the future. Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate. Our impairment test as at December 31, 2025 did not result in a non-cash impairment charge. The carrying amount of the Company's net assets exceeded the Company's market capitalization as at March 31, 2026, which triggered an impairment test to be performed for the Segment. We completed an impairment test of goodwill as at March 31, 2026 using a fair value less costs of disposal model which demonstrated no impairment of goodwill. We are required to perform our next annual goodwill impairment analysis on December 31, 2026, or earlier should there be a goodwill impairment trigger before then. For additional information, refer to note 15 of our audited annual consolidated financial statements for Fiscal 2026.
Climate change may have an adverse impact on our business.
While we seek to mitigate our business risks associated with climate change by establishing environmental programs and partnering with organizations who are also focused on mitigating their own climate-related risks, we recognize that there are inherent climate-related risks wherever business is conducted. Any of our primary locations or third-party data centers may be vulnerable to the adverse effects of climate change. Furthermore, it is more difficult to mitigate the impact of these events on our employees that work from home. Changing market dynamics, global policy developments, and the increasing frequency and impact of extreme weather events on critical infrastructure in the U.S., Canada and elsewhere have the potential to disrupt our business, the business of our third-party suppliers, and the business of our customers, and may cause us to experience higher attrition, losses and additional costs to maintain or resume operations. In particular, we rely on data centers to deliver our solutions, which consume significant amounts of energy. To the extent that energy prices increase as a result of carbon pricing or other measures, this could affect our cost structure.
New laws and regulations relating to environmental, social and governance (“ESG”) matters, including climate change, human capital, and diversity, such as the European Union's Corporate Sustainability Reporting Directive, have been implemented or proposed in various jurisdictions in which we operate. These regulations or proposed regulations may entail specific, target-driven frameworks and other disclosure requirements. Failure to uphold, meet or make timely forward progress against any public commitments and goals we set or mandates by regulators related to climate action could adversely affect our business, brand, financial performance or ability to recruit and retain talent. Even if we are effective at addressing such matters, we may also attract negative attention from stakeholders with diverging views on sustainability and ESG.
Risks Related to Ownership of the Subordinate Voting Shares
The market price of our subordinate voting shares has been and may continue to be volatile and your investment could suffer or decline in value.
The market price of our subordinate voting shares has fluctuated significantly and we expect it to fluctuate in the future, and it may decline. For example, from March 31, 2025 to March 31, 2026, our closing share price on the NYSE has ranged from $7.86 (lowest) to $13.83 (highest). We cannot assure you that an active trading market for our subordinate voting shares will be sustained, and we therefore cannot assure you that you will be able to sell your subordinate voting shares when you would like to do so, or that you will obtain your desired price for your shares, and you could lose all or part of your investment. Some of the factors that may cause the market price of our subordinate voting shares to fluctuate include, but are not limited to:
•market risk due to inflation, tariffs, sanctions, trade wars, or other trade conditions, changes in interest rates, exchange rates, changes in consumer spending, geopolitical events, or recessions;
•volatility in the market price and trading volume of comparable companies;

•actual or anticipated changes or fluctuations in our operating results or in the expectations of market analysts;
•the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;
•changes in pricing or product strategies by us or our competitors, including our decision to require eligible new and existing customers to adopt our payments solutions;
•adverse market reaction to any indebtedness we may incur or securities we may issue in the future;
•short sales, short sell reports or any activity related to short selling, hedging and other derivative transactions in our subordinate voting shares;
•technical factors in the public trading market for our subordinate voting shares that may produce price movements that may or may not comport with macro, industry or company-specific fundamentals, including, without limitation, the sentiment of retail investors (including as may be expressed on financial trading and other social media sites), the amount and status of short interest in our subordinate voting shares, access to margin debt, trading in options and other derivatives on our subordinate voting shares and other technical trading factors;
•pending or threatened litigation or regulatory actions against us;
•breaches of security or privacy incidents, and the costs associated with any such breaches and remediation;
•developments or disputes concerning our intellectual property rights, our products, or third-party proprietary rights;
•significant acquisitions or business combinations, divestitures, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;
•investors’ general perception of us and the public’s reaction to our press releases, our other public announcements and our filings with applicable securities regulators, including our financial statements;
•adverse market reaction to the results of our strategic review and our transformation strategy including focusing on growth among retail customers in North America and hospitality customers in Europe;
•recruitment or departure of senior management or key personnel;
•publication of research reports or news stories about us, our competitors or our industry;
•the impact of our share repurchase program and initiatives to return capital to shareholders;
•positive or negative recommendations or withdrawal of research coverage by securities analysts;
•changes in general political, economic, industry and market conditions and trends, including as a result of foreign policy shifts in the U.S., Canada and Europe, or events arising out of or related to Russia's invasion of Ukraine or continuing military conflict in the Middle East, and the market reactions thereto;
•sales of our subordinate voting shares by existing shareholders;
•the impact of any external stakeholder activism; and
•the other risk factors described in this section of the AIF.
Additionally, these factors, as well as other related factors, have and may in the future cause further decreases in asset values, such as our goodwill, that are deemed to be other than temporary, which may result in further impairment losses. As well, certain institutional investors may base their investment decisions on consideration of our ESG practices and performance against such institutions’ respective investment guidelines and criteria, and failure to satisfy such criteria may result in limited or no investment in our subordinate voting shares by those institutions, which could materially adversely affect the trading price of our subordinate voting shares.
In addition, the stock markets have historically experienced substantial price and volume fluctuations, particularly in the case of shares of technology companies, and such fluctuations may be driven by factors other than our operations or results. Such broad market and industry factors may harm the market price of our subordinate voting shares. Therefore, the price of our subordinate voting shares could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the price of our subordinate voting shares regardless of our operating performance. Specifically, in recent periods, the stock market has experienced heightened volatility as a result of concerns regarding potential disruption from AI, tariffs, trade wars, or other trade conditions, changes in governmental policy in the U.S. and Canada, inflationary pressures, changes in interest rates, changes in consumer spending and other macroeconomic and geopolitical factors. This volatility has had a negative impact on the market price of securities issued by many companies, including ours and other companies in our industry. There can be no assurance that fluctuations in price and volume will not continue or reoccur. If such increased levels of volatility and market turmoil continue or reoccur for a prolonged period of time, our operations and the trading price of our subordinate voting shares may be materially adversely affected.
In the past, following a significant decline in the market price of a company’s securities, there have been instances of securities class action litigation being instituted against that company. We have been and may in the future be subject to such litigation, and accordingly could incur substantial costs, fines and penalties (for which our director and officer liability insurance could be insufficient), our management’s attention and resources could be diverted and it could harm our business, operating results and financial condition.
We do not currently anticipate paying dividends.
We do not anticipate paying any cash dividends on our securities, including our subordinate voting shares, in the foreseeable future. Any future determination to pay dividends on our securities will be at the discretion of the Board and will depend on, among other things, our results of operations, current and anticipated cash requirements and surplus, financial condition, contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law, our other capital allocation initiatives including our share repurchase program and other factors that the Board may deem relevant. Until the time that we do pay dividends, which we might never do, our shareholders will not be able to receive a return on their subordinate voting shares unless they sell such subordinate voting shares for a price greater than their acquisition price, and such appreciation may never occur. See “Dividend Policy”.
We may not be able to, or may decide not to, repurchase shares pursuant to our capital allocation initiatives at a level anticipated by our shareholders, which could reduce shareholder return.
As part of our transformation plan, we have announced the exploration of initiatives to return up to $400 million to shareholders. As part of such initiatives, on March 26, 2025, the Company announced the renewal of its NCIB to repurchase up to 10% of the Company's “public float” (as defined in the TSX Company Manual) of subordinate voting shares issued and outstanding as at March 21, 2025. As at the date hereof, all shares available under the 2025 NCIB have been repurchased and cancelled by the Company. Further, on May 21, 2026, the Company announced the renewal of its NCIB to repurchase up to 10% of the Company's “public float” (as defined in the TSX Company Manual) of subordinate voting shares issued as at May 11, 2026. We cannot guarantee that the 2026 NCIB and additional share repurchase initiatives will be fully consummated or consummated on a timely basis or that it will enhance shareholder value. Share repurchases could affect the price of our subordinate voting shares. Any such changes in price and the period of time over which they would endure is not predictable. Share repurchase initiatives remain in the discretion of our board of directors and would not be pursued if not considered in the best interest of the Company. Furthermore, future share repurchases could be limited by restrictions under contracts with third parties, securities or tax laws, or solvency tests under corporate legislation.
Future sales, or the perception of future sales, of subordinate voting shares by existing shareholders or by us, or future dilutive issuances of subordinate voting shares by us, could adversely affect prevailing market prices for the subordinate voting shares.
Subject to compliance with applicable securities laws, sales of a substantial number of subordinate voting shares in the public market could occur at any time. These sales, or the market perception that the holders of a large number of subordinate voting shares or securities convertible into subordinate voting shares intend to sell subordinate voting shares, could reduce the prevailing market price of our subordinate voting shares. We cannot predict the effect, if any, that future public sales of these securities or the availability of these securities for sale will have on the market price of our subordinate voting shares. If the market price of our subordinate voting shares were to drop as a result, this might impede our ability to raise additional capital and might cause remaining shareholders to lose all or part of their investment. Moreover, we have in the past offered subordinate voting shares as a significant component of the purchase price for acquisitions. Further, we offer equity incentive awards to our management and employees that may be share-settled.

In addition, certain holders of options and other share-based awards will have an immediate income inclusion for tax purposes when they exercise their options or when their other awards are share-settled (that is, tax is not deferred until they sell the underlying subordinate voting shares). As a result, these holders may be required to sell subordinate voting shares purchased on the exercise of options or issued upon share settlement of share-based awards in the same year that they exercise their options or in which their share-based awards are share-settled. This might result in a greater number of subordinate voting shares being sold in the public market, and reduced long-term holdings of subordinate voting shares by our management and employees.
Our quarterly results of operations may fluctuate. As a result, we may fail to meet or exceed the expectations of investors or securities analysts, which could cause our share price to decline.
Our quarterly revenue and results of operations fluctuate from time to time as a result of a variety of factors, many of which are outside of our control. If our quarterly revenue or results of operations fall below the expectations of investors or securities analysts, the price of our subordinate voting shares could decline substantially. Fluctuations in our results of operations may be due to a number of factors, including:
•    demand for and market acceptance of our solutions;
•    the mix of services sold during a period;
•    our ability to retain and increase sales to customers and attract new customers, particularly among retail customers in North America and hospitality customers in Europe;
•    the timing and impact of any acquisitions, investments or divestitures;
•    the timing and impact of restructuring and cost reduction initiatives;
•    the timing of product deployment which determines when we can recognize the associated revenue;
•    the timing and success of introductions of new solutions or upgrades by us or our competitors;
•    changes in global political or economic conditions, including tariffs, inflation, changes in interest rates, changes in consumer spending and exchange rate fluctuations;
•    changes in our pricing policies or product strategies or those of our competitors, including our decision to require eligible new and existing customers to adopt our payments solutions;
•    competition, including entry into the industry by new competitors and new or enhanced offerings by existing competitors;
•    the seasonal buying patterns of our customers and their consumers;
•    network outages or security breaches; and
•    the amount and timing of expenditures related to expanding our operations, research and development or introducing new solutions.
Due to the foregoing factors, and the other risks discussed in this AIF, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance.
Securities analysts’ research or reports could impact the price of the subordinate voting shares.
The trading market for our subordinate voting shares may be facilitated in part by the research and reports that industry or financial analysts publish about us or our industry. If few analysts provide coverage about us or our industry, the trading price of our subordinate voting shares could be lower than otherwise. If one or more of the analysts covering us or our business downgrade their evaluations of us, our business or the value of our subordinate voting shares, the price of our subordinate voting shares could decline. If one or more of these analysts cease to cover us or our industry, we could lose visibility in the market for our subordinate voting shares, which in turn could cause the price of our subordinate voting shares to decline.
In addition, the stock prices of many companies in the technology industry have declined significantly after those companies failed to meet the financial outlook publicly announced by the companies or the expectations of analysts, and stock prices have even declined significantly after such companies exceeded, or even significantly exceeded, such outlook or expectations. If our financial results fail to meet our announced outlook or the expectations of analysts or public investors, or even if our financial results exceed, or even significantly exceed, such outlook or expectations, or if we reduce or withdraw our outlook for future periods, our share price may decline.
Our business could be impacted by market and shareholder reaction to certain corporate developments.
Any speculation and developments associated with future corporate developments, such as any potential acquisitions, investments, divestitures, other strategic transactions, reorganizations, cost reduction initiatives or capital allocation initiatives, or any perceived uncertainty regarding our future strategy or operations could result in adverse market reactions or negative shareholder engagement or campaigns which may require the commitment of significant financial resources and be time-consuming, distracting and disruptive to our strategy and business operations. Such speculation or perceived uncertainties could also limit our ability to retain or hire qualified personnel and may contribute to unplanned loss of employees through attrition, or result in the loss of customers, suppliers and other key business partners, or could cause the price of our shares to fluctuate significantly.
We incur significant expenses as a result of being a public company.
As a public company in the United States, we have incurred and will continue to incur additional legal, accounting, reporting and other expenses that we did not incur as a public company in Canada. The additional demands associated with being a U.S. public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from executing on our business strategy to additional management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our business. Any of these effects could harm our business, results of operations and financial condition.
If our efforts to comply with new United States laws, regulations and standards differ from the activities intended by regulatory and governing bodies, such regulatory bodies or third parties may initiate legal proceedings against us and our business may be adversely affected. As a public company in the United States, it is expensive for us to obtain director and officer liability insurance, and we may have to manage trade-offs between accepting reduced coverage or incurring higher costs to continue or expand our coverage. Certain other factors may also render insurance more difficult or expensive to obtain, including having our head office located in Quebec (Canada). These factors could also make it more difficult for us to attract and retain qualified directors. In addition, as a public company, we may be subject to shareholder activism, which can lead to additional substantial costs, distract management, and impact the manner in which we operate our business in ways we cannot currently anticipate.
The U.S. Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We have expended, and anticipate that we will continue to expend, significant resources in order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting. In the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate, or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our subordinate voting shares may decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NYSE.
Pursuant to Section 404 of the U.S. Sarbanes-Oxley Act (“Section 404”), we are required to furnish a report by our management on our internal control over financial reporting, which must be accompanied by an attestation report on our internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may issue a report that is adverse if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently than we do.
As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.
We are a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare our disclosure documents filed under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Canadian disclosure requirements. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders may be exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.
As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we expect to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic companies.
In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. We plan to rely on this exemption. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements. As we continue our operations in the United States, we may cease to qualify as a foreign private issuer. In addition, certain legislation and regulations have been recently introduced in the United States expanding the reporting requirements for certain foreign private issuers. If we cease to qualify as a foreign private issuer or become subject to expanded mandated reporting, we could be subject to the same reporting requirements and corporate governance requirements as a U.S. domestic issuer which may increase our costs of being a public company in the United States.
We may lose foreign private issuer status in the future, which could result in significant additional costs and expenses to us.
We may in the future lose our foreign private issuer status if a majority of our shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (1) a majority of our directors or executive officers are U.S. citizens or residents; (2) a majority of our assets are located in the United States; or (3) our business is administered principally in the United States. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such compliance mandatory. The regulatory and compliance costs to us under securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as a Canadian foreign private issuer. If we were not a foreign private issuer, we would not be eligible to use foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.
We are required to develop and maintain proper and effective internal controls over financial reporting. We may not complete our analysis of our internal controls over financial reporting in a timely manner, or these internal controls may not be effective, which could adversely affect investor confidence in our Company and, as a result, negatively impact the value of our subordinate voting shares.
We are subject to reporting and other obligations under applicable U.S. and Canadian securities laws, including the U.S. Sarbanes-Oxley Act and NI 52-109, and the rules of the NYSE and the TSX. These reporting and other obligations place significant demands on our management, administrative, operational and accounting resources. In order to meet such requirements, we have, among other things, established systems, implemented financial and management controls, reporting systems and procedures and hired qualified accounting and finance staff, and may be required to do so in the future. However, if we are unable to accomplish any necessary objectives in a timely and effective manner, our ability to comply with our financial reporting obligations and other rules applicable to reporting issuers could be impaired. Moreover, any failure to maintain effective internal controls could cause us to fail to satisfy our reporting obligations or result in material misstatements in our financial statements. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially adversely affected which could also cause investors to lose confidence in our reported financial information, which could result in a reduction in the market price of our subordinate voting shares.
We do not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all error and fraud. A control system, no matter how well-designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all.
Our constating documents permit us to issue additional securities in the future, including subordinate voting shares and preferred shares, without additional shareholder approval.
Our amended and restated articles of incorporation permit us to issue an unlimited number of subordinate voting shares. We anticipate that we will, from time to time, issue additional subordinate voting shares in the future, including in connection with potential acquisitions and pursuant to exercises and settlements of our granted equity awards. Subject to the requirements of the TSX and the NYSE, we will not be required to obtain the approval of shareholders for the issuance of additional subordinate voting shares. Any further issuances of subordinate voting shares will result in immediate dilution to existing shareholders and may have an adverse effect on the value of their shareholdings.
Our amended and restated articles of incorporation also permit us to issue an unlimited number of preferred shares, issuable in series. While we have no present plans to issue any preferred shares, our Board has the authority to issue preferred shares and determine the price, designation, rights, (including voting and dividend rights), preferences, privileges, restrictions and conditions of such preferred shares and to determine to whom they shall be issued. Any issuance of preferred shares may result in further dilution to existing shareholders and have an adverse effect on the value of their shareholdings. We cannot foresee the terms and conditions of any future offerings of preferred shares nor the effect they may have on the market price of the subordinate voting shares.
Provisions of our constating documents and certain Canadian legislation could delay a change of control, limit attempts by our shareholders to replace or remove our current senior management and affect the market price of our subordinate voting shares.
Our Board has the authority to issue preferred shares and to determine the preferences, limitations and relative rights of preferred shares and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our preferred shares may be issued with liquidation, dividend and other rights superior to the rights of our subordinate voting shares. The potential issuance of preferred shares may delay or prevent a change in control of the Company, make the removal of senior management more difficult, discourage bids for our subordinate voting shares at a premium over the market price and adversely affect the market price and other rights of the holders of our subordinate voting shares.
These provisions may frustrate or prevent any attempts by our shareholders to launch a proxy contest or replace or remove our current senior management by making it more difficult for shareholders to replace members of our Board, which is responsible for appointing the members of our senior management. Any of these provisions could have the effect of delaying, preventing or deferring a change in control which could limit the opportunity for our subordinate voting shareholders to receive a premium for their subordinate voting shares, and could also affect the price that investors are willing to pay for subordinate voting shares.
Provisions of Canadian law may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.
The Investment Canada Act (Canada) subjects an acquisition of control of us by a non-Canadian to government review if the value of our assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant Minister is satisfied that the investment is likely to be of net benefit to Canada. This could prevent or delay a change of control and may eliminate or limit strategic opportunities for shareholders to sell their subordinate voting shares.
We are governed by the corporate and securities laws of Canada which in some cases have a different effect on shareholders than the corporate laws of Delaware, U.S. and U.S. securities laws.
We are governed by the CBCA and other relevant laws, which may affect the rights of shareholders differently than those of a company governed by the laws of a U.S. jurisdiction, and may, together with our constating documents, have the effect of delaying, deferring or discouraging another party from acquiring control of the Company by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance. The material differences between the CBCA and Delaware General Corporation Law (“DGCL”) that may have the greatest such effect include, but are not limited to, the following: (i) for material corporate transactions (such as mergers and amalgamations, other extraordinary corporate transactions or amendments to our articles) the CBCA generally requires a two-thirds majority vote by shareholders, whereas DGCL generally requires only a majority vote; and (ii) under the CBCA, holders of 5% or more of our shares that carry the right to vote at a meeting of shareholders can requisition a special meeting of shareholders, whereas such right does not exist under the DGCL.

As we are a Canadian corporation and certain of our directors and officers reside in Canada or the United Kingdom, it may be difficult for United States shareholders to effect service on us to realize on judgments obtained in the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.
We are governed by the CBCA with our principal place of business in Canada, certain of our directors and officers reside in Canada or the provinces thereof and the United Kingdom and the majority of our assets and all or a substantial portion of the assets of these persons may be located outside the United States. Consequently, it may be difficult for investors who reside in the United States to effect service of process in the United States upon us or upon such persons who are not residents of the United States, or to realize upon judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws. Similarly, some of our directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these persons. In addition, it may not be possible for Canadian investors to collect from these persons judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States based solely on violations of Canadian securities laws.
Our by-laws designate certain specified courts as the sole and exclusive forums for certain disputes between us and our shareholders, which could limit our shareholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
We have adopted a forum selection by-law that provides that, unless we consent in writing to the selection of an alternative forum, the courts of the Province of Québec, Canada and appellate courts therefrom (or, failing such Court, any other "court" as defined in the CBCA having jurisdiction, and the appellate Courts therefrom), will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf; (2) any action or proceeding asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us; (3) any action or proceeding asserting a claim arising pursuant to any provision of the CBCA or our amended and restated articles of incorporation or by-laws; or (4) any action or proceeding asserting a claim otherwise related to our "affairs" (as defined in the CBCA). Our forum selection by-law also provides that our securityholders are deemed to have consented to personal jurisdiction in the Province of Québec and to service of process on their counsel in any foreign action initiated in violation of our by-law. Therefore, it may not be possible for securityholders to litigate any action relating to the foregoing matters outside of the Province of Québec. Our forum selection by-law seeks to reduce litigation costs and increase outcome predictability by requiring derivative actions and other matters relating to our affairs to be litigated in a single forum.
In addition, we have adopted a forum selection by-law that provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. This forum selection by-law further provides that any person or entity holding, purchasing or otherwise acquiring any of our securities is deemed to have notice of and consented to this forum selection by-law. While the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, and certain other courts have enforced such provisions, there remains uncertainty as to whether other courts will enforce our forum selection by-law.
It is possible that the validity of our forum selection by-laws could be challenged and that a court could rule that such by-law is inapplicable or unenforceable. If a court were to find our forum selection by-laws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions and we may not obtain the benefits of limiting jurisdiction to the courts selected.

DIVIDEND POLICY
We have not declared or paid any cash dividends on our securities since our IPO. We do not currently anticipate paying dividends on the subordinate voting shares. Any determination to pay dividends in the future will be at the discretion of the Board and will depend on many factors, including, among others, our financial condition, current and anticipated cash requirements, contractual restrictions and financing agreement covenants, solvency tests imposed by applicable corporate law, our other capital allocation initiatives including our share repurchase program and other factors that the Board may deem relevant.

DESCRIPTION OF SHARE CAPITAL
The following description of our share capital summarizes certain provisions contained in our amended and restated articles of incorporation and by-laws. These summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our amended and restated articles of incorporation and by-laws.
Our authorized share capital consists of (i) an unlimited number of subordinate voting shares and (ii) an unlimited number of preferred shares, issuable in series, of which 137,774,851 subordinate voting shares and no preferred shares were issued and outstanding as of March 31, 2026.
We previously had multiple voting shares issued and outstanding, but all such multiple voting shares were automatically converted into subordinate voting shares, on a one-for-one basis on December 1, 2020, as a result of reaching the automatic conversion ownership threshold attached to the multiple voting shares, all in accordance with their terms. As a result of such automatic conversion, the subordinate voting shares are our only class of shares issued and outstanding, and they continue to carry one vote per share. Pursuant to the terms of our amended and restated articles of incorporation, upon the automatic conversion of all of our issued and outstanding multiple voting shares, the authorized and unissued multiple voting shares as a class were automatically deleted entirely from our authorized capital, together with the rights, privileges, restrictions and conditions attaching thereto, such that as at the date hereof, the Company has only two classes of shares authorized for issuance, being the subordinate voting shares and the preferred shares.
Subordinate Voting Shares
Rank
Upon our liquidation, dissolution or winding up, the holders of subordinate voting shares are entitled to share ratably in all assets of the Company remaining after payment of debts and liabilities, subject to the rights of any preferred shares having priority over the subordinate voting shares, if any.
Dividends
The holders of outstanding subordinate voting shares are entitled to receive dividends at such times and in such amounts and form as our Board may from time to time determine, but subject to the rights of the holders of any preferred shares. We are permitted to pay dividends unless there are reasonable grounds for believing that: (i) we are, or would after such payment be, unable to pay our liabilities as they become due; or (ii) the realizable value of our assets would, as a result of such payment, be less than the aggregate of our liabilities and stated capital of all classes of shares.
Voting Rights
The holders of outstanding subordinate voting shares are entitled to receive notice and attend all general and special meetings of shareholders of the Company, and each such subordinate voting share entitles its holder to one vote. As of March 31, 2026, the subordinate voting shares collectively represented 100% of our issued and outstanding shares and 100% of the voting power attached to all of our issued and outstanding shares.
Preferred Shares
The preferred shares are issuable at any time and from time to time in one or more series. The Board is authorized to fix before issue the number of, the consideration per share of, the designation of, and the provisions attaching to, the preferred shares of each series, which may include voting rights, the whole subject to the issue of a certificate of amendment setting forth the designation and provisions attaching to the preferred shares or shares of the series. Holders of preferred shares, except as otherwise provided in the terms specific to a series of preferred shares or as required by law, will not be entitled to vote at meetings of holders of shares, and will not be entitled to vote separately as a class upon a proposal to amend our Articles in the case of an amendment of the kind referred to in paragraph (a), (b) or (e) of subsection 176(1) of the CBCA. The preferred shares of each series, if and when issued, will, with respect to the payment of dividends, rank on parity with the preferred shares of every other series and will be entitled to preference over the subordinate voting shares and any other shares ranking junior to the preferred shares with respect to payment of dividends and distribution of any property or assets in the event of the Company’s liquidation, dissolution or winding-up, whether voluntary or involuntary. We currently anticipate that the preferred shares will not carry any pre-emptive, redemption, conversion, exchange or retraction rights, nor will they contain any purchase for cancellation or surrender provisions, sinking or purchase fund provisions, provisions permitting or restricting the issuance of additional securities and any other material restrictions, or provisions requiring a securityholder to contribute additional capital.
Other Important Provisions of our Constating Documents
Advance Notice Provisions
We have adopted an advance notice by-law that includes provisions with respect to the election of our directors in our amended and restated articles of incorporation (the “Advance Notice Provisions”). The Advance Notice Provisions are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings; (ii) ensure that all shareholders receive adequate notice of Board nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote. Only persons who are nominated by shareholders in accordance with the Advance Notice Provisions will be eligible for election as directors at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors.
Under the Advance Notice Provisions, a shareholder wishing to nominate a director would be required to provide us notice, in the prescribed form, within the prescribed time periods. These time periods require that we receive notice of a director’s nomination: (i) in the case of an annual meeting of shareholders (including annual and special meetings), not less than 30 days prior to the date of the annual meeting of shareholders; provided, that if the first public announcement of the date (the “Notice Date”) of the annual meeting of shareholders is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the Notice Date, provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described above, and the Notice Date in respect of the meeting is not less than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting.
Forum Selection
We have adopted a forum selection by-law that provides that, unless we consent in writing to the selection of an alternative forum, the courts of the Province of Québec, Canada and appellate courts therefrom (or, failing such court, any other “court” as defined in the CBCA having jurisdiction, and the appellate courts therefrom), will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf; (2) any action or proceeding asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us; (3) any action or proceeding asserting a claim arising pursuant to any provision of the CBCA or our amended and restated articles of incorporation or by-laws, or (4) any action or proceeding asserting a claim otherwise related to our “affairs” (as defined in the CBCA). Our forum selection by-law also provides that our securityholders are deemed to have consented to personal jurisdiction in the Province of Québec and to service of process on their counsel in any foreign action initiated in violation of our by-law.
In addition, we have adopted a forum selection by-law that provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, regardless of whether such complaint also involves parties other than us, including but not limited to any underwriters or auditors we have retained. This forum selection by-law further provides that any person or entity holding, purchasing or otherwise acquiring any of our securities is deemed to have notice of and consented to this forum selection by-law. This by-law is enforceable by any party to a complaint covered by this by-law.
Investor Rights Agreement
In connection with closing of our IPO, we entered into an investor rights agreement with DHIDasilva Holdings Inc., a company controlled by our founder and Chief Executive Officer, and Caisse de dépôt et placement du Québec ("Caisse", and collectively, the “Principal Shareholders”), with respect to certain shareholder rights (the “Original Investor Rights Agreement”). On September 9,

2020, the Original Investor Rights Agreement was amended and restated in connection with the Company's initial public offering in the United States to grant the Principal Shareholders substantially equivalent registration rights in connection with a U.S. public offering as were offered in the Original Investor Rights Agreement (the Original Investor Rights Agreement, as amended and restated, the “Investor Rights Agreement”). As of the date hereof, Caisse holds less than 20% of our subordinate voting shares (on a non-diluted basis). The following is a summary of the material attributes and characteristics of the Investor Rights Agreement. This summary is qualified in its entirety by reference to the provisions of that agreement, which contains a complete statement of those attributes and characteristics. The Investor Rights Agreement has been filed with the Canadian securities regulatory authorities and furnished with the U.S. Securities and Exchange Commission and is available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.
Nomination Rights
The Investor Rights Agreement provides that Caisse would be entitled to nominate one of the Company’s directors as part of the slate of director candidates proposed by the Company in any management information circular, and would continue to be entitled to nominate such director for so long as it held at least 20% of our subordinate voting shares (on a non-diluted basis). Moreover, if Caisse held at least 20% of our subordinate voting shares (on a non-diluted basis), the Company, acting reasonably, would consult Caisse in respect of any appointment or replacement of the Chair of the Board. Any nominee of Caisse designated under the Investor Rights Agreement must be considered independent within the meaning of NI 52-110. Quorum for meetings of the Board must include the nominee of Caisse (if applicable per the above), subject to customary exceptions. As of the date hereof, Caisse holds less than 20% of our subordinate voting shares (on a non-diluted basis).
The Investor Rights Agreement also provides that, should the Company grant additional nomination rights in the future to an investor other than Caisse, the Company shall cause such other investor to exercise all voting rights under its control to vote in favour of the nominee of Caisse, provided that such other investor may abstain from voting in favour of such nominee of Caisse.
Registration Rights
The Investor Rights Agreement provides for demand registration rights in favour of the Principal Shareholders, provided such Principal Shareholder holds at least 20% of our subordinate voting shares (on a non-diluted basis), that enable them, under certain circumstances, to require the Company to qualify by prospectus in Canada all or any portion of the subordinate voting shares held by them for a distribution to the public, provided that the Company is not obliged to effect (i) more than two demand registrations in any 12-month period, (ii) a demand registration within 90 days following the completion of an offering in which a demand registration right or piggyback registration right has been exercised, or (iii) any demand registration where the value of the subordinate voting shares offered under such demand registration is less than C$25 million.
The Investor Rights Agreement also provides for piggyback registration rights (subject to certain customary exemptions) allowing the Principal Shareholders, provided such Principal Shareholder holds at least 10% of our subordinate voting shares (on a non-diluted basis), to include their subordinate voting shares in certain public offerings of subordinate voting shares, subject to certain underwriters’ cutback rights.

MARKET FOR SECURITIES
Trading Price and Volume
Our subordinate voting shares are listed for trading on the TSX and the NYSE under the symbol “LSPD”. The following table sets forth the price ranges and volumes of our subordinate voting shares traded on the TSX for each month of Fiscal 2026 during which our shares traded on the TSX.

TSX
Fiscal 2026	High (C$)	Low (C$)	Volume (#)
April	$ 14.40	$ 10.50	16,100,840
May	$ 15.35	$ 13.13	12,070,060
June	$ 16.78	$ 14.03	11,435,170
July	$ 19.89	$ 15.59	10,045,310
August	$ 17.42	$ 15.92	8,595,590
September	$ 17.95	$ 15.92	11,165,750
October	$ 17.88	$ 15.42	11,139,770
November	$ 19.25	$ 15.06	12,134,250
December	$ 17.46	$ 15.27	10,131,360
January	$ 17.45	$ 14.57	14,837,310
February	$ 15.02	$ 11.45	22,039,780
March	$ 13.32	$ 11.60	13,975,670
The following table sets forth the price ranges and volumes of our subordinate voting shares traded on the NYSE for each month of Fiscal 2026 during which our shares traded on the NYSE.

NYSE
Fiscal 2026	High (US$)	Low (US$)	Volume (#)
April	$ 10.40	$ 7.34	31,056,330
May	$ 11.10	$ 9.51	16,614,100
June	$ 12.28	$ 10.24	17,441,900
July	$ 14.34	$ 11.37	13,116,000
August	$ 12.70	$ 11.47	9,952,500
September	$ 13.06	$ 11.44	10,546,940
October	$ 12.84	$ 10.98	12,577,350
November	$ 13.72	$ 10.68	13,495,120
December	$ 12.69	$ 10.98	9,420,620
January	$ 12.59	$ 10.71	10,920,730
February	$ 10.97	$ 8.41	26,501,350
March	$ 9.77	$ 8.37	21,720,830

None of our other securities were listed for trading or quoted on any exchange or market.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER
The Company has established a trust with TSX Trust Company as the trustee for the purpose of settling vested non-treasury restricted share units ("RSUs"). For non-treasury RSUs, the Company directs the trustee to purchase subordinate voting shares of the Company on the open market to be held in trust for and on behalf of the holders of non-treasury RSUs until they are released and delivered for settlement. As at March 31, 2026, a total of 2,098,958 subordinate voting shares were held in trust for settlement of non-treasury RSUs. The following table describes the number of subordinate voting shares and the percentage that number represents of the Company's outstanding subordinate voting shares.

Designation of class	Number of securities held in escrow or that are subject to a contractual restriction on transfer	Percentage of class
Subordinate voting shares	2,098,958	1.52%

DIRECTORS AND EXECUTIVE OFFICERS
The following tables set out, for each of our directors and executive officers as at March 31, 2026, the person’s name, municipality of residence, position(s) with the Company, previously held positions for the last five years and, if a director, the year in which the person became a director. Our directors are either elected annually by the shareholders at the annual meeting of shareholders or, subject to our amended and restated articles of incorporation and applicable law, appointed by our board of directors between annual meetings. Each director holds office until the close of the next annual meeting of our shareholders or until he or she ceases to be a director by operation of law, or until his or her removal or resignation becomes effective. Executive officers are appointed by the Board to serve, subject to the discretion of the Board, until their successors are appointed.
Directors

Name and Place of Residence	Position(s) with Lightspeed	Director Since	Principal Occupation	Previously Held Positions (Last Five Years)
Dax Dasilva Québec, Canada	Founder, Director and Chief Executive Officer	2005	Chief Executive Officer	Executive Chair, Lightspeed Commerce Inc. (from 2022 to 2024) Chief Executive Officer, Lightspeed Commerce Inc. (from 2005 to 2022)
Dale Murray(1)(2) Cobham, United Kingdom	Lead Independent Director(4)	2022	Corporate Director
Non-Executive Director, Jupiter Fund Management plc (from 2021 to present) Non-Executive Director, The Cranemere Group Ltd. (from 2019 to present)
Non-Executive Director, Xero Limited
(from 2018 to present)
Non-Executive Director, LendInvest plc (from 2021 to 2024)
Non-Executive Director, Rated People Ltd (from 2021 to 2024)

Nathalie Gaveau(2) New York, United States	Director	2022	Chief Client Officer and Executive Vice President
Chief Client Officer, Publicis Sapient US
(from 2025 to present)
Executive Vice President, Publicis Groupe
(from 2025 to present)
Non-Executive Director, Coca-Cola EuroPacific Partners
(from 2019 to present)
Director, Sonepar
(from 2023 to present)
Senior Advisor, Boston Consulting Group X (BCG X) (from 2021 to 2025)
Managing Director and Partner, BCG X
(from 2019 to 2021)
Founder and CEO, HWX Partners Ltd (2021-2025)
Director, PortAventura World
(from 2022 to 2024)
Non-Executive Director, Calida AG
(from 2018 to 2022)
President and Director, Tailwind International Acquisition Corp.
(from 2021 to 2023)

Manon Brouillette Québec, Canada	Executive Chair(4)	2023	Corporate Director
Chair of the Board, Hydro-Quebec
(from 2023 to present)
Strategic Partner, Inovia Capital
(2023 to 2025)
Director, BFA Industries
(from 2020 to 2025)
EVP and Strategic Advisor, Verizon
(from 2022 to 2023)
EVP and Chief Executive Officer, Verizon
(2022)
Chief Operating Officer and Deputy Chief Executive Officer, Verizon Consumer Group
(from 2021 to 2022)
Director, Sonder Holdings
(from 2020 to 2023)
Director, Lightspeed Commerce Inc.
(from 2020 to 2021)
Director, National Bank of Canada
(from 2020 to 2021)
Director, Altice USA
(from 2017 to 2021)

Glen LeBlanc(1)(3) Nova Scotia, Canada	Director	2025	Vice-Chair
Vice-Chair, Atlantic Canada, BCE Inc.
(from 2023 to present)
Chair of the Board, Northwestel
(from 2022 to present)
Director, Maple Leaf Sports & Entertainment
(from 2016 to 2025)
Executive Vice President and Chief Financial Officer, BCE Inc.
(from 2015 to 2023)

Sameer Samat(2)(3) California, United States	Director	2025	President	President, Android Ecosystem, Google (from 2024 to present) Vice President and General Manager, Android Ecosystem, Google (from 2016 to 2024) Director, Open English (from 2022 to present)
Odilon Almeida(1)(3) Florida, United States	Director	2025	Operating Partner
Operating Partner, Advent International
(from 2023 to present)
Managing Principal, A.J. Holdings Company
(from 2023 to present)
Director, MarineMax
(from 2025 to present)
Chairman of the Board, Amerant Bancorp
(from 2025 to present)
Director, NCR Atleos
(from 2023 to present)
Director, Banco Votorantim
(from 2023 to present)
Director, Latino Corporate Directors Association (LCDA)
(from 2024 to present)
Director, Vizcaya Museum and Gardens
(from 2022 to present)
Director, Millicom International Cellular
(from 2015 to 2023)
President, Chief Executive Officer and Director, ACI Worldwide
(from 2020 to 2022)

(1)    Member of the Audit Committee. Mr. LeBlanc is Chair of the Audit Committee.
(2)    Member of the Compensation, Nominating and Governance Committee. Ms. Murray is Chair of the Compensation, Nominating and Governance Committee.
(3)    Member of the Risk Committee. Mr. Almeida is Chair of the Risk Committee.

(4)    On March 6, 2025, we announced the appointment of Ms. Brouillette as Executive Chair of our Board, effective April 1, 2025 to coincide with the first day of Fiscal 2026. In connection with this appointment, Ms. Murray was appointed as Lead Independent Director of the Board effective April 1, 2025.
Executive Officers

Name and Place of Residence	Position(s) with Lightspeed	Years with Lightspeed	Previously Held Positions (Last Five Years)
Dax Dasilva Québec, Canada	Founder, Director and Chief Executive Officer	21
Chief Executive Officer, Lightspeed Commerce Inc.
(from 2024 to present)
Executive Chair, Lightspeed Commerce Inc.
(from 2022 to 2024)
Chief Executive Officer, Lightspeed Commerce Inc. (from 2005 to 2022)

Manon Brouillette Québec, Canada	Executive Chair	3
Chair of the Board, Hydro-Quebec
(from 2023 to present)
Strategic Partner, Inovia Capital
(2023 to 2025)
Director, BFA Industries
(from 2020 to 2025)
EVP and Strategic Advisor, Verizon
(from 2022 to 2023)
EVP and Chief Executive Officer, Verizon
(2022)
Chief Operating Officer and Deputy Chief Executive Officer, Verizon Consumer Group
(from 2021 to 2022)
Director, Sonder Holdings
(from 2020 to 2023)
Director, Lightspeed Commerce Inc.
(from 2020 to 2021)
Director, National Bank of Canada
(from 2020 to 2021)
Director, Altice USA
(from 2017 to 2021)

Asha Hotchandani Bakshani Québec, Canada	Chief Financial Officer	11	Executive Vice President of Finance, Lightspeed Commerce Inc. (from 2019 to 2022)
Daniel Micak Ontario, Canada	Chief Legal Officer & Corporate Secretary	8	EVP, General Counsel and Corporate Secretary, Lightspeed Commerce Inc. (from 2018 to 2022)
Jean-David Saint-Martin Québec, Canada(1)	President	7	Chief Revenue and Customer Officer, Lightspeed Commerce Inc. (from 2019 to 2022)
Shirvani Mudaly Québec, Canada	Chief People Officer	5	Vice President of People and Culture, APAC, Lightspeed Commerce Inc. (from 2021 to 2023) Chief People Officer, Vend (from 2018 to 2021)
John Shapiro Massachusetts, United States	Chief Product & Technology Officer	3
SVP Product, Retail, Lightspeed Commerce Inc.
(from 2023 to 2024)
Head of Product and Design, Global Supplier & Merchandising, Wayfair LLC
(from 2022 to 2023)
Head of Product, Global Supplier, Wayfair LLC
(from 2021 to 2022)
Director of Product Management, Customer Tools and Services, Wayfair LLC
(from 2018 to 2021)

Gabriel Benavides Minnesota, United States	Chief Revenue Officer	<1
Global Chief Revenue Officer, Contentsquare
from 2024 to 2025)
Executive Vice President, Chief Revenue Officer, Medallia
(from 2023 to 2024)
Executive Vice President of Sales, North America, Medallia
(from 2021 to 2023)
Area Vice President, Enterprise Sales, Medallia
(2021)
Vice President, US General Industries, Medallia
(from 2020 to 2021)

Leslie Martin Colorado, United States	Chief Strategy and Transformation Officer	<1	Partner, Boston Consulting Group (BCG) (from 2024 to 2025) Principal, Boston Consulting Group (BCG) (from 2022 to 2023) Project Leader, Boston Consulting Group (BCG) (from 2019 to 2021)
(1)    Mr. Saint-Martin stepped down from his role with Lightspeed to focus on mentoring and investing in early-stage founders within the Canadian technology ecosystem. Mr. Saint-Martin remained with Lightspeed through March 31, 2026.

Ownership of Securities
As of May 19, 2026, as a group, our directors and executive officers beneficially own, or control or direct, directly or indirectly, a total of 14,088,714 subordinate voting shares, representing 10.23% of the subordinate voting shares and voting power attached to all of our issued and outstanding shares.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
To the knowledge of Lightspeed, no director or executive officer of Lightspeed is, as at the date of this AIF, or was within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including Lightspeed), that: (a) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied such company access to any exemption under securities legislation (each an “Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or (b) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
To the knowledge of Lightspeed, no director or executive officer of Lightspeed, or a shareholder holding a sufficient number of securities of Lightspeed to materially affect the control of Lightspeed, (a) is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including Lightspeed) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.
To the knowledge of Lightspeed, no director or executive officer of Lightspeed, or a shareholder of Lightspeed holding a sufficient number of securities of Lightspeed to materially affect the control of Lightspeed has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.
Conflicts of Interest
To the knowledge of Lightspeed, there are no existing or potential material conflicts of interest between Lightspeed or a subsidiary of Lightspeed and any director or officer of Lightspeed or of a subsidiary of Lightspeed, except that certain of our directors and officers also serve as directors or officers of other companies, and therefore it is possible that a conflict may arise between their duties to us and their duties as a director or officer of such other companies. Directors are required to comply with the relevant provisions of the CBCA regarding conflicts of interest.

AUDIT COMMITTEE
Composition of the Audit Committee
Our Audit Committee consists of a minimum of three directors, currently comprised of Glen LeBlanc, who acts as chair of this committee, Dale Murray and Odilon Almeida. Our board of directors has determined that each of these directors meets the independence requirements, including the heightened independence standards for members of the Audit Committee, of the NYSE, the SEC and NI 52-110. Our board of directors has determined that each of the members of the Audit Committee is independent and financially literate within the meaning of the NYSE rules and NI 52-110. Mr. Glen LeBlanc, Mr. Odilon Almeida and Ms. Dale Murray have each been identified as an audit committee financial expert as defined by the SEC rules.
Relevant Education and Experience of the Audit Committee Members
Each of the Audit Committee members has an understanding of the accounting principles used to prepare financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member is as follows:
Glen LeBlanc (Chair)
Mr. LeBlanc has 30 years of extensive financial and accounting leadership experience in the telecommunications and technology industries. Mr. LeBlanc currently serves as Vice-Chair, Atlantic Canada with BCE Inc. and as Chair of Northwestel. Mr. LeBlanc previously served as a board member and Chair of the Audit Committee for Maple Leaf Sports & Entertainment. Mr. LeBlanc also previously served as the Executive Vice President and Chief Financial Officer of BCE Inc. and Bell Canada from 2015 to 2023, and Chief Financial Officer of Bell Aliant from 2005 until 2014 when the company was acquired by Bell Canada. Mr. LeBlanc began with the Bell Group of Companies in 1993. Mr. LeBlanc qualified as a Chartered Professional Accountant with CPA Canada and was honoured with his Fellowship Chartered Professional Accountant designation and holds a Bachelor of Commerce from St. Mary's University. Mr. LeBlanc has been a director of Lightspeed since 2025.
Dale Murray
Ms. Murray is a successful technology entrepreneur with extensive board experience in the UK, US, Australia and New Zealand. Ms. Murray is a non-executive director at Xero, a global cloud accounting software company, the Cranemere Group, an investment company, and Jupiter Fund Management plc, a UK asset manager. Ms. Murray started her career at PwC then Vodafone in New Zealand, followed by Pearson in the UK. Ms. Murray co-founded and led the software business Omega Logic, which launched electronic mobile phone top-ups in Britain alongside the mobile phone networks and other top-up solution providers. Additionally, Ms. Murray has served on the Business Taskforce for David Cameron, the former British Prime Minister, and was a non-executive director at the UK Government's Department for Business. Debrett's named Ms. Murray one of the "500 most influential people in Britain" in 2015. Ms. Murray was honoured with a CBE in 2013 by HM Queen Elizabeth II for services to business. Ms. Murray qualified as a Chartered Accountant with the New Zealand Institute of Chartered Accountants and holds an MBA from London Business School. Ms. Murray has been a director of Lightspeed since 2022.
Odilon Almeida
Mr. Almeida is a seasoned global business leader with over 40 years of experience across financial services, technology, and consumer goods sectors. He currently serves as an Operating Partner at Advent, a leading global private equity firm. Previously, Mr. Almeida was Chief Executive Officer of ACI Worldwide, a global payments software and solutions provider. During his 17-year tenure at Western Union, he held senior leadership roles, including President of Western Union Global Money Transfer, where he led a $5 billion consumer business spanning more than 200 countries and territories. Mr. Almeida has extensive board experience and currently serves as the Chairman of the Board at Amerant Bancorp and as an Independent Director at NCR Atleos and at MarineMax. He has also served on the board of Millicom International, chairing the Business Conduct and Compliance Committee. Mr. Almeida has been a director of Lightspeed since 2025.
Charter of the Audit Committee
The Board has adopted a written charter, the text of which is reproduced in its entirety as Exhibit A, setting forth the purpose, composition, authority and responsibility of the Audit Committee, consistent with the rules of the NYSE, the SEC and NI 52-110. The Audit Committee assists the Board in fulfilling its oversight of, among other things:
•    the quality and integrity of the Company’s financial statements and related information;

•    the qualifications, independence, appointment and performance of the external auditor;
•    the accounting and financial reporting policies, practices and procedures of the Company and its subsidiaries and affiliates;
•    the Company’s financial risk management practices and financial reporting compliance;
•    management’s design, implementation and effective conduct of internal controls over financial reporting and disclosure controls and procedures;
•    the performance of the Company’s internal audit function; and
•    preparation of disclosures and reports required to be prepared by the Audit Committee by any law, regulation, rule or listing standard.
It is the responsibility of the Audit Committee to maintain free and open means of communication between the Audit Committee, the external auditor, the internal audit function, the Risk Committee and the management of the Company. The Audit Committee is given full access to the Company’s management and records, internal audit function and external auditor as necessary to carry out these responsibilities. At least annually, the Audit Committee reviews and confirms the independence of the external auditor by obtaining statements from the external auditor describing all relationships with Lightspeed, including with respect to any non-audit services. The Audit Committee has the authority to carry out such special investigations as it sees fit in respect of any matters within its various roles and responsibilities. The Company provides appropriate funding, as determined by the Audit Committee, for the payment of compensation to the external auditor for the purpose of rendering or issuing an audit report and to any advisors employed by the Audit Committee.
 Audit Committee Pre-Approval Policies and Procedures
Under its charter, the Audit Committee is required to pre-approve all non-audit services to be performed by the external auditors in relation to us, together with approval of the engagement letter for such non-audit services and estimated fees thereof. The pre-approval process for non-audit services also involves consideration of the potential impact of such services on the independence of the external auditors and whether the service for which approval is sought is a prohibited service under applicable laws, regulations, rules or listing standards.
The Committee may delegate the pre-approval of services provided by the external auditor to one or more members of the Committee, which member(s) shall be independent to the extent required by any applicable law, regulation, rule or listing standard. Any such delegate shall report his or her approvals to the Committee at the next scheduled meeting.
External Auditor Service Fee
For Fiscal 2026 and Fiscal 2025, we paid the following fees with our external auditor, PricewaterhouseCoopers LLP:

	Fiscal 2026	Fiscal 2025
Audit fees(1)	C$2,968,974	C$2,866,986
Audit related fees(2)	C$128,286	C$89,176
Tax fees(3)	C$6,693	C$9,541
All other fees(4)	C$4,570	C$-

Total fees	C$3,108,523	C$2,965,703

(1)    Audit fees relate to professional services rendered for the audit of our annual consolidated financial statements and reviews of our interim consolidated financial statements for the first three quarters of the year.
(2)    Audit-related fees relate to professional services, including in connection with translation services.
(3)    Fees for tax compliance, tax advice and tax planning.
(4)    All other fees includes a subscription to a knowledge center tool to facilitate the Company's internal accounting and auditing preparedness.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS
We are, from time to time, involved in legal proceedings of a nature considered normal to our business. We believe that, other than the proceedings described in the next paragraphs, none of the litigation in which we are currently involved, or have been involved since the beginning of our most recently completed financial year, individually or in the aggregate, is material to our consolidated financial condition, cash flows or results of operations.
Beginning in October 2021, the Company and certain of the Company's officers and directors were named as defendants to an application for authorization to bring a securities class action filed before the Superior Court of Québec. The application was sought on behalf of purchasers of the Company's securities, and based upon allegations that the defendants made false and/or misleading statements to the public, both on the primary and secondary market. The plaintiffs sought unspecified damages. On June 16, 2025, the Company and the plaintiffs agreed in principle that the Company would pay a full and final settlement of the proceedings, inclusive of class counsel fees, notice and administration costs, fees, and expenses relating to the settlement or the litigation. The Company paid the settlement amount in escrow in July 2025. The settlement was approved by the Superior Court of Québec in November 2025. The settlement followed the dismissal of a parallel U.S. securities class action against the Company in Fiscal 2025, where the court found the plaintiff's allegations to have no adequate legal basis.
On October 22, 2021, CloudofChange, LLC, a non-practising entity, filed a patent infringement lawsuit against the Company in the Western District of Texas. The patents at issue in the suit were U.S. Patents Nos. 9,400,640, 10,083,012 and 11,226,793. These patents generally related to web-based point of sale builder systems. Separately, the Company applied for inter partes review of all three patents by the U.S. Patent Trial and Appeal Board (the “PTAB”). The PTAB issued final written decisions finding all asserted claims of all three patents unpatentable and, in December 2025, the PTAB's decisions were affirmed by the United States Court of Appeals for the Federal Circuit. The lawsuit was dismissed by the United States District Court for the Western District of Texas on January 7, 2026.
An adverse outcome in these proceedings could have had a material adverse effect on our business, financial condition, results of operations and reputation, and could have caused the market value of our subordinate voting shares to decline.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Other than as described elsewhere in this AIF, the Company’s audited annual consolidated financial statements and notes for Fiscal 2026 and Management’s Discussion and Analysis for Fiscal 2026, no director or executive officer of Lightspeed, and to the knowledge of the directors and executive officers of Lightspeed, (i) no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10 percent of Lightspeed’s voting shares, (ii) nor any of such persons’ or companies’ associates or affiliates, (iii) nor any associates or affiliates of any director of executive officer of Lightspeed, has had a material interest, direct or indirect, that has materially affected or is reasonably expected to materially affect the Company within the three most recently completed financial years or during the current financial year.

TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar for our subordinate voting shares in Canada is TSX Trust Company, at its principal offices in Montréal, Québec and Toronto, Ontario, and in the United States is Equiniti Trust Company, LLC, at its principal office in New York, New York.

MATERIAL CONTRACTS
The Investor Rights Agreement is the only material contract, other than those contracts entered into in the ordinary course of business, which the Company has entered into since the beginning of the last financial year ended March 31, 2026, or entered into prior to such date, but which is still in effect and that is required to be filed with Canadian securities regulatory authorities in accordance with Section 12.2 of National Instrument 51-102 - Continuous Disclosure Obligations.
See “Description of Share Capital – Investor Rights Agreement”, for a summary of the Investor Rights Agreement. A copy of the Investor Rights Agreement is available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

INTERESTS OF EXPERTS
The Company’s independent registered public accounting firm is PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued a Report of Independent Registered Public Accounting Firm dated May 21, 2026 in respect of the Company’s consolidated financial statements as at March 31, 2026 and 2025 and for each of the years then ended and on the effectiveness of internal control over financial reporting as at March 31, 2026. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada including the Code of ethics of chartered professional accountants (Québec) and the rules of the U.S. Securities and Exchange Commission (SEC) and the Public Company Accounting Oversight Board (PCAOB) on auditor independence.

ADDITIONAL INFORMATION
Additional information about Lightspeed is available on our website at investors.lightspeedhq.com, the website maintained by the Canadian Securities Administrators at www.sedarplus.com, or on the website maintained by the SEC at www.sec.gov.
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans will be contained in our management information circular that will be filed in connection with our next annual meeting of shareholders. Once filed, the circular will be available on our website at investors.lightspeedhq.com and at www.sedarplus.com and www.sec.gov.
Additional financial information is provided in our audited annual consolidated financial statements and MD&A for the fiscal year ended March 31, 2026, available on our website at investors.lightspeedhq.com and at www.sedarplus.com and www.sec.gov.
References to our website in this AIF or any documents that are incorporated by reference in this AIF do not incorporate by reference the information on such website into this AIF, and we disclaim any such incorporation by reference.
We are a "foreign private issuer" as such term is defined in Rule 405 under the Securities Act and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws.
We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this Annual Information Form or our Annual Report on Form 40-F for the year ended March 31, 2026 (not including exhibits to such incorporated reports that are not specifically incorporated by reference into such reports). Requests for such copies should be directed to us via email to investorrelations@lightspeedhq.com, or by calling (514) 907-1801.

EXHIBIT A

 LIGHTSPEED COMMERCE INC.
AUDIT COMMITTEE CHARTER
I.GENERAL

1.Mandate and Purpose of the Committee

The purpose of the Audit Committee (the “Committee”) is to assist the board of directors (the “Board”) of Lightspeed Commerce Inc. (the “Company”) in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting, internal control and legal compliance functions, including the Board’s oversight of:

a.the quality and integrity of the Company’s financial statements and related information;

b.the qualifications, independence, appointment and performance of the external auditor;

c.the accounting and financial reporting policies, practices and procedures of the Company and its subsidiaries and affiliates;

d.the Company’s financial risk management practices and financial reporting compliance;

e.management’s design, implementation and effective conduct of internal controls over financial reporting and disclosure controls and procedures;

f.the performance of the Company’s internal audit function; and

g.preparation of disclosures and reports required to be prepared by the Committee by any law, regulation, rule or listing standard.

2.Authority of the Committee

a.The Committee has the authority to delegate to subcommittees, provided however that the Committee shall not delegate any power or authority required by any law, regulation, rule or listing standard to be exercised by the Committee as a whole.

b.The Committee has the authority, and the Company will provide it with proper funding to enable it, to:

i.engage independent counsel and other advisors as it determines necessary or advisable to carry out its duties and to set and pay the compensation for any such advisors; and

ii.communicate directly with the external auditors and to obtain any information it requires from employees, officers, directors and external parties.

II.PROCEDURAL MATTERS

1.Composition

The Committee will be composed of a minimum of 3 members.

2.Member Qualifications

a.Every Committee member must be a director of the Company.

b.Every Committee member must be qualified to serve on the Committee pursuant to the requirements of any applicable law, regulation, rule or listing standard, including being “independent” and “financially literate” as such terms are defined by applicable laws, regulations, rules and listing standards.

c.At least one member of the Committee will have accounting or related financial management experience or expertise and such person shall be designated the “audit committee financial expert” for the purposes of applicable securities laws, regulations, rules and listing standards.

Approved by the Board of Directors on May 21, 2025.

3.Member Appointment and Removal

Committee members will be appointed by the Board. The members of the Committee will be appointed promptly after each annual shareholders’ meeting and will hold office until a successor is appointed, they are removed by the Board or they cease to be directors of the Company.

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board on the recommendation of the Committee and will be filled by the Board if the membership of the Committee falls below 3 directors.

4.Committee Structure and Operations

a.Chair

The Board will appoint one Committee member to act as its chair (the “Chair”), provided that if the Board does not so designate a Chair, the Committee, by a majority vote, may designate a Chair. The Chair may be removed at any time at the discretion of the Board. The incumbent Chair will continue in office until a successor is appointed or he or she is removed by the Board or ceases to be a director of the Company. If the Chair is absent from a meeting, the Committee will, by majority vote, select another Committee member to preside at that meeting.

b.Meetings

The Chair will be responsible for developing and setting the agenda for Committee meetings and determining the time, place and frequency (which shall be at least quarterly) of Committee meetings, provided that any member of the Committee or the external auditor may call a Committee meeting.

c.Notice

i.Notice of the time and place of every Committee meeting will be given verbally or in writing to each member of the Committee and to the Chair of the Board, the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of the Company at least 24 hours prior to the time fixed for such meeting.

ii.The external auditor of the Company will be given notice of every Committee meeting and, at the expense of the Company, will be entitled to attend and be heard thereat.

iii.If requested by a Committee member, the external auditor will attend every Committee meeting held during such external auditor’s term of office.

d.Quorum

A majority of the Committee constitutes a quorum. No business may be transacted by the Committee except by resolution in writing signed by all the Committee members or at a Committee meeting at which a quorum of the Committee is present in person or by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously. At Committee meetings, Committee actions shall require approval of a majority of Committee members.

e.Attendees

The Committee may invite any directors, officers and employees of the Company and any advisors as it sees fit from time to time to attend Committee meetings (or any part thereof) and assist in the discussion and consideration of matters relating to the Committee. The Committee will meet in camera at each meeting.

f.Secretary

The Committee will appoint a secretary to the Committee who need not be a director or officer of the Company.

g.Records

Minutes of Committee meetings will be recorded and maintained by the Committee’s secretary and will be presented to the Chair for review and approval.

5.Committee and Charter Review

The Committee will annually review and assess its performance, effectiveness and contribution, including an evaluation of whether this Charter appropriately addresses the matters that are and should be within its scope. The Committee will conduct such review and assessment in such manner as it deems appropriate and report the results thereof to the Board, including any recommended changes to this Charter and to the Company’s policies and procedures.

6.Reporting to the Board

The Committee will report to the Board in a timely manner with respect to each of its meetings held. This report may take the form of circulating copies of the minutes of each meeting held.

III.RESPONSIBILITIES

1.Financial Reporting

a.The Committee is responsible for:

i.discussing with management, the internal audit function and the external auditor the quality and acceptability of accounting and financial reporting standards;

ii.discussing with management, the internal audit function and the external auditor the Company’s internal controls and the integrity of the financial reporting and related attestations by the external auditors of the Company’s internal controls over financial reporting;

iii.in the course of discussion with management, the internal audit function and the external auditor, identifying problems or areas of concern and ensuring such matters are satisfactorily resolved; and

iv.engaging the external auditor to perform a review of the interim financial statements required to be prepared by any applicable law, regulation, rule or listing standard and reviewing their findings; however, no formal report from the external auditor will be required.

2.External Auditor

a.The Company’s external auditor is required to report directly to the Committee.

b.The Committee is responsible for recommending to the Board:

i.the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and

ii.the compensation of the external auditor.

c.The Committee is directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

d.The Committee is responsible for reviewing and approving the proposed audit scope, focus areas, timing and key decisions (e.g., materiality, reliance on internal audit) underlying the audit plan and the appropriateness and reasonableness of the proposed audit fees.

3.Relationship with the External Auditor

The Committee is responsible for:

a.establishing effective communication processes with management, the Board and the external auditor so that it can objectively monitor the quality and effectiveness of the external auditor’s relationship with management and the Committee;

b.receiving and reviewing regular reports from the external auditor on the progress against the approved audit plan, important findings, recommendations for improvements and the auditors’ final report;

c.meeting regularly with the external auditor without management present;

d.considering and reviewing with management the internal control memorandum or management letter containing the external auditor’s recommendations and management’s response, if any, including an evaluation of the adequacy and effectiveness of the Company’s internal financial controls and procedures for financial reporting and following up with respect to any identified weaknesses;

e.receiving and reviewing, at least as frequently as required by any applicable law, regulation, rule or listing standard, a report by the external auditor describing its internal quality control procedures and all relationships between the external auditor or any affiliates thereof and the Company or persons in financial reporting oversight roles at the Company that, as of the report’s date, may reasonably be thought to bear on independence, and discussing with the external auditor the potential effects of such relationships;

f.reviewing and approving the Company’s hiring policies regarding partners, employees and former partners and employees of the Company’s present and former external auditors; and

g.pre-approving all audit and non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor where such pre-approval is required by any applicable law, regulation, rule or listing standard.

The Committee may delegate the pre-approval of services provided by the external auditor to one or more members of the Committee, which member(s) shall be independent to the extent required by any applicable law, regulation, rule or listing standard. Any such delegate shall report his or her approvals to the Committee at the next scheduled meeting.

4.Accounting Policies

The Committee is responsible for:

a.reviewing the Company’s accounting policy note to ensure completeness and acceptability with the accounting standards adopted by the Company as part of the approval of the financial statements;

b.reviewing with management and the external auditor any proposed changes in major accounting policies and key estimates and judgments that may be material to financial reporting;

c.discussing with management and the external auditor the acceptability, appropriateness (within the range of acceptable options and alternatives), degree of aggressiveness/conservatism and quality of underlying accounting policies, disclosures and key estimates and judgments; and

d.discussing with management and the external auditor the clarity and completeness of the Company’s financial and non-financial disclosures.

5.Financial Risk Management and Financial Reporting Compliance

The Committee is responsible for:

a.reviewing, with Company counsel and applicable members of management, compliance and legal matters that could have a significant impact on the Company’s financial statements, including pending or threatened material litigation and material correspondence with securities regulators;

b.discussing the Company’s policies with respect to the Company’s major financial risk exposures and the steps management and the Risk Committee have undertaken to control them;

c.to the extent permitted by law, considering waivers of the Code of Conduct and Ethics applicable to members of the Compensation, Nominating and Governance Committee, and if appropriate, granting any such waivers; and

d.in consultation with management, the Risk Committee and the internal audit function, identifying the principal financial risks and deciding on the Company’s “appetite” for such financial risks.

6.Controls and Control Deviations

a.The Committee is responsible for reviewing and discussing:

i.management’s annual plan for monitoring of internal controls over financial reporting;

ii.the plan and scope of the annual audit with respect to planned reliance and testing of controls;

iii.major points contained in the auditor’s management letter resulting from control evaluation and testing; and

iv.the Company’s disclosure controls and procedures, including the Company's disclosure policy, and any significant deficiencies in or material non-compliance with, such controls and procedures.

b.The Committee is also responsible for:

i.reviewing plans of the external auditors to ensure the combined evaluation and testing of controls is comprehensive, well coordinated, cost effective and appropriate to risks, business activities and changing circumstances;

ii.receiving from management and the external auditors regular reports on all major control deviations, or indications/detection of fraud, and how such control breakdowns have been corrected;

iii.meeting regularly with management without the external auditor present; and

iv.reviewing the risk of management’s ability to override the Company’s internal controls.

c.The Committee shall review and discuss with the Company’s CEO and CFO the process for the certifications to be provided and receive and review any disclosure from the Company’s CEO and CFO made in connection with the required certifications of the Company’s quarterly and annual reports filed, including:

i.any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data; and

ii.any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

d.The Committee shall establish and maintain procedures for:

i.the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls over financial reporting, or auditing matters; and

ii.the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

e.The Committee shall review the Company's policies and procedures for reviewing and approving or ratifying related-party transactions, and review, approve or ratify all related-party transactions as applicable.

f.The Committee shall institute and oversee special investigations, as needed.

7.Internal Audit

a.    The Company’s internal audit function is required to report directly to the Committee.

b.    The Committee is responsible for the appointment, remuneration, replacement, reassignment, or removal of the head of the internal audit function.

c.    The Committee is responsible for conducting an annual review of the performance of the internal audit function and assessing the effectiveness and operational adequacy of the department.

d.    The Committee is responsible for reviewing and approving the proposed internal audit scope, focus areas, timing and key decisions underlying the internal audit plan and the appropriateness and reasonableness of the proposed budget and resource plan.

8.Relationship with the Internal Audit Function

The Committee is responsible for:

a.    establishing effective communication processes with management, the Board and the internal audit function so that it can objectively monitor the quality and effectiveness of the internal audit function’s relationship with management and the Committee;

b.    meeting regularly with the internal audit function without management and the external auditor present;

c.    reviewing and approving at least annually the internal audit function’s internal audit charter; and

d.    receiving and reviewing regular reports from the internal audit function on the progress against the approved internal audit plan, important findings, and recommendations for improvements.

9.Public Disclosure of Financial Information and Other Public Disclosure

In connection with the public disclosure of financial information and other public disclosure, the Committee shall:

a.review the Company’s annual and interim financial statements, MD&A, prospectus-type documents, earnings press releases (including financial outlook, future-oriented financial information and other forward-looking information) and other disclosure material filed with any securities commission before the Company publicly discloses this information and, if appropriate, recommend for approval by the Board, focusing particularly on:

i.any changes in accounting policies and practices;

ii.any material areas where judgment must be exercised;

iii.the going concern assumption, if any;

iv.compliance with accounting standards;

v.the use of non-IFRS measures; and

vi.subject to the advice of internal or external legal counsel, compliance with applicable laws, regulations, rules and listing standards;

b.review with management its evaluation of the Company’s procedures and controls designed to assure that information required to be disclosed in the Company’s periodic public reports is recorded, processed, summarized and reported in such reports within the time periods specified by applicable laws, regulations, rules and listing standards for the filing of such reports, and consider whether any changes are appropriate in light of management’s evaluation of the effectiveness of such disclosure controls;

c.as applicable, establish a policy, which may include delegation to an appropriate member or members of management, for release of earnings press releases as well as for the release of financial information and earnings guidance provided to analysts and rating agencies;

d.satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures; and

e.to the extent deemed appropriate, review and supervise the preparation by management of:

i.any information of the Company required to be filed by the Company with applicable securities regulators or stock exchanges;

ii.press releases of the Company containing material financial information, earnings guidance, forward-looking statements, information about operations or any other material information;

iii.correspondence broadly disseminated to the shareholders of the Company; and

iv.other relevant material written and oral communications or presentations.

10.Other Responsibilities

a.The Chair of the Committee is responsible for setting forth the Committee’s expectations with respect to information (e.g., nature, level of detail, timing, reports, etc.) and ensuring the information received is responsive to important performance measures and to the key risks the Committee oversees.

b.The Committee is responsible for, and has the explicit authority, to investigate any matters that fall within the Committee’s responsibilities.

11.Limitation on Duties of the Committee

The Committee shall discharge its responsibilities and shall assess the information provided by the Company’s management and any external advisors, including the external auditor, in accordance with its business judgment. Committee members are not full-time Company employees and are not, and do not represent themselves to be, professional accountants or auditors. The authority and responsibilities set forth in this Charter do not create any duty or obligation of the Committee to (i) plan or conduct any audits, (ii) determine or certify that the Company’s financial statements are complete, accurate, fairly presented or in accordance with IFRS or GAAP, as applicable, and applicable laws, regulation, rules or listing standards, (iii) guarantee the external auditor’s reports, or (iv) provide any expert or special assurance as to internal controls or management of risk. Committee members are entitled to rely, absent knowledge to the contrary, on the integrity of the persons from whom they receive information, the accuracy and completeness of the information provided and management’s representations as to any audit or non-audit services provided by the external auditor.

Nothing in this Charter is intended or may be construed as to impose on any Committee member or the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject under applicable law. This Charter is not intended to change or interpret the Company’s amended and restated articles of incorporation or by-laws or any law, regulation, rule or listing standard to which the Company is subject, and this Charter should be interpreted in a manner consistent with all such applicable laws, regulations, rules and listing standards. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to Company securityholders or other liability whatsoever.